UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of KB Financial Group Inc. for Fiscal Year 2017

On March 12, 2018, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2017 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2017 and 2016 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Financial Group for FY 2017.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Financial Group for FY 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 13, 2018	By: /s/ Ki-Hwan Kim
(Signature)

Name: Ki-Hwan Kim
Title: Senior Managing Director and Chief Financial Officer

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

December 31, 2017 and 2016

KB Financial Group Inc. and Subsidiaries

Index

December 31, 2017 and 2016

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of KB Financial Group Inc.

We have audited the accompanying consolidated financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean IFRS.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2018

This report is effective as of March 12, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2017 and 2016

(in millions of Korean won)	Notes	2017		2016
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	19,817,825	~~W~~	17,884,863
Financial assets at fair value through profit or loss	4,6,8,12		32,227,345		27,858,364
Derivative financial assets	4,6,9		3,310,166		3,381,935
Loans	4,6,8,10,11		290,122,838		265,486,134
Financial investments	4,6,8,12		66,608,243		45,147,797
Investments in associates and joint ventures	13		335,070		1,770,673
Property and equipment	14		4,201,697		3,627,268
Investment property	14		848,481		755,011
Intangible assets	15		2,943,060		652,316
Net defined benefit assets	24		894		—
Current income tax assets	33		6,324		65,738
Deferred income tax assets	16,33		3,991		133,624
Assets held for sale	17		155,506		52,148
Other assets	4,6,18		16,204,169		8,857,785

Total assets		~~W~~	436,785,609	~~W~~	375,673,656

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	~~W~~	12,023,058	~~W~~	12,122,836
Derivative financial liabilities	4,6,9		3,142,765		3,807,128
Deposits	4,6,20		255,800,048		239,729,695
Debts	4,6,21		28,820,928		26,251,486
Debentures	4,6,22		44,992,724		34,992,057
Provisions	23		568,033		537,717
Net defined benefit liabilities	24		154,702		96,299
Current income tax liabilities	33		433,870		441,812
Deferred income tax liabilities	37		533,069		103,482
Insurance contract liabilities	16,33		31,801,275		7,290,844
Other liabilities	4,6,25		24,470,308		19,038,897

Total liabilities			402,740,780		344,412,253

Equity
Share capital	26		2,090,558		2,090,558
Capital surplus	26		17,122,228		16,994,902
Accumulated other comprehensive income	26,35		537,668		405,329
Retained earnings	26		15,044,204		12,229,228
Treasury shares	26		(755,973)		(721,973)

Equity attributable to shareholders of the Parent Company			34,038,685		30,998,044
Non-controlling interests			6,144		263,359

Total equity			34,044,829		31,261,403

Total liabilities and equity		~~W~~	436,785,609	~~W~~	375,673,656

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(In millions of Korean won, except per share amounts)	Notes	2017		2016
Interest income		~~W~~	11,382,452	~~W~~	10,021,882
Interest expense			(3,672,443)		(3,619,353)

Net interest income	5,27		7,710,009		6,402,529

Fee and commission income			3,988,250		3,150,877
Fee and commission expense			(1,938,226)		(1,565,985)

Net fee and commission income	5,28		2,050,024		1,584,892

Insurance income			8,970,992		1,201,352
Insurance expense			(8,377,282)		(1,319,155)

Net insurance income(expense)	5,37		593,710		(117,803)

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,29		740,329		(8,768)

Net other operating expenses	5,30		(901,890)		(415,908)

General and administrative expenses	5,14,15,24,31		(5,628,664)		(5,228,711)

Operating profit before provision for credit losses	5		4,563,518		2,216,231
Provision for credit losses	5,11,18,23		(548,244)		(539,283)

Net operating income	5		4,015,274		1,676,948

Share of profit of associates and joint ventures	5,13		84,274		280,838
Net other non-operating income	5,32		38,876		670,869

Net non-operating income			123,150		951,707

Profit before income tax	5		4,138,424		2,628,655
Income tax expense	5,33		(794,963)		(438,475)

Profit for the period	5		3,343,461		2,190,180

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	24		22,605		12,671
Share of other comprehensive income of associates and joint ventures			(145)		3,623

			22,460		16,294

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(110,037)		20,148
Valuation losses on financial investments			89,117		(47,871)
Share of other comprehensive gain(loss) of associates and joint ventures			100,880		(10,716)
Cash flow hedges			20,959		4,303
Losses on hedges of a net investment in a foreign operation			26,614		(7,095)
Other comprehensive income of separate account			(13,767)		—

			113,766		(41,231)

Other comprehensive income for the period, net of tax			136,226		(24,937)

Total comprehensive income for the period		~~W~~	3,479,687	~~W~~	2,165,243

Profit attributable to:
Shareholders of the Parent Company	5	~~W~~	3,311,438	~~W~~	2,143,744
Non-controlling interests	5		32,023		46,436

		~~W~~	3,343,461	~~W~~	2,190,180

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company			3,445,285		2,118,829
Non-controlling interests			34,402		46,414

		~~W~~	3,479,687	~~W~~	2,165,243

Earnings per share
Basic earnings per share	36	~~W~~	8,305	~~W~~	5,588
Diluted earnings per share	36		8,257		5,559

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	430,244	~~W~~	10,464,109	~~W~~	—	~~W~~	222,101	~~W~~	28,902,722

Comprehensive income
Profit for the period		—		—		—		2,143,744		—		46,436		2,190,180
Remeasurements of net defined benefit liabilities		—		—		12,821		—		—		(150)		12,671
Exchange differences on translating foreign operations		—		—		20,148		—		—		—		20,148
Change in value of financial investments		—		—		(47,794)		—		—		(77)		(47,871)
Share of other comprehensive income of associates		—		—		(7,093)		—		—		—		(7,093)
Cash flow hedges		—		—		4,098		—		—		205		4,303
Losses on hedges of a net investment in a foreign operation		—		—		(7,095)		—		—		—		(7,095)

Total comprehensive income		—		—		(24,915)		2,143,744		—		46,414		2,165,243

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		(721,973)		—		(721,973)
Issue of ordinary shares related to business combination		158,800		1,142,359		—		—		—		—		1,301,159
Others		—		(1,967)		—		—		—		—		(1,967)

Total transactions with shareholders		158,800		1,140,392		—		(378,625)		(721,973)		(5,156)		193,438

Balance at December 31, 2016	~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Comprehensive income
Profit for the period		—		—		—		3,311,438		—		32,023		3,343,461
Remeasurements of net defined benefit liabilities		—		—		22,685		—		—		(80)		22,605
Exchange differences on translating foreign operations		—		—		(109,727)		—		—		(310)		(110,037)
Change in value of financial investments		—		—		86,176		—		—		2,941		89,117
Shares of other comprehensive income of associates and joint ventures		—		—		100,735		—		—		—		100,735
Cash flow hedges		—		—		21,055		—		—		(96)		20,959
Losses on hedges of a net investment in a foreign operation		—		—		26,614		—		—		—		26,614
Other comprehensive income of separate account		—		—		(13,692)		—		—		(75)		(13,767)
Transfer to other accounts		—		—		(1,507)		1,507		—		—		—

Total comprehensive income		—		—		132,339		3,312,945		—		34,403		3,479,687

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(497,969)		—		(5,156)		(503,125)
Acquisition of treasury shares		—		—		—		—		(202,051)		—		(202,051)
Disposal of treasury shares		—		87,212		—		—		168,051		—		255,263
Changes in interest in subsidiaries		—		41,352		—		—		—		(288,802)		(247,450)
Others		—		(1,238)		—		—		—		2,340		1,102

Total transactions with shareholders		—		127,326		—		(497,969)		(34,000)		(291,618)		(696,261)

Balance at December 31, 2017	~~W~~	2,090,558	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(in millions of Korean won)	Note	2017		2016
Cash flows from operating activities
Profit for the period		~~W~~	3,343,461	~~W~~	2,190,180

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			(106,868)		401,556
Net loss(gain) on derivative financial instruments for hedging purposes			(135,363)		69,573
Adjustment of fair value of derivative financial instruments			(1,000)		338
Provision for credit loss			548,244		539,283
Net loss(gain) on financial investments			110,156		(139,800)
Share of profit of associates and joint ventures			(84,274)		(280,838)
Depreciation and amortization expense			550,343		289,438
Other net losses on property and equipment/intangible assets			30,893		5,259
Share-based payments			73,370		38,190
Policy reserve appropriation			1,644,389		366,145
Post-employment benefits			233,501		197,696
Net interest expense			363,803		421,679
Loss(Gain) on foreign currency translation			(70,399)		15,931
Gains on bargain purchase			(122,986)		(628,614)
Net other expense			204,122		65,412

			3,237,931		1,361,248

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(3,946,805)		(1,463,824)
Derivative financial instruments			(295,795)		147,137
Loans			(22,465,758)		(16,423,939)
Current income tax assets			59,334		(8,868)
Deferred income tax assets			3,186		(87,701)
Other assets			(3,938,297)		1,393,689
Financial liabilities at fair value through profit or loss			66,222		356,880
Deposits			18,858,210		12,042,422
Deferred income tax liabilities			108,355		(150,333)
Other liabilities			133,931		1,768,096

			(11,417,417)		(2,426,441)

Net cash flow from operating activities			(4,836,025)		1,124,987

Cash flows from investing activities
Disposal of financial investments			38,050,549		28,066,113
Acquisition of financial investments			(46,538,295)		(30,737,148)
Disposal of investments in associates and joint ventures			141,052		106,658
Acquisition of investments in associates and joint ventures			(53,375)		(1,558,731)
Disposal of property and equipment			31,167		809
Acquisition of property and equipment			(298,368)		(397,157)
Disposal of investment property			1,593		—
Acquisition of investment property			(262)		(1,254)
Disposal of intangible assets			7,603		8,330
Acquisition of intangible assets			(111,894)		(111,603)
Net cash flows from the change in subsidiaries			(405,817)		95,304
Others			446,628		90,141

Net cash flow from investing activities			(8,729,419)		(4,438,538)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			63,827		11,035
Net increase in debts			4,272,011		1,849,513
Increase in debentures			139,700,967		99,305,813
Decrease in debentures			(129,235,557)		(98,484,764)
Increase in other payables from trust accounts			587,523		1,639,104
Dividends paid to shareholders of the Parent Company			(497,969)		(378,625)
Disposal of treasury shares			3,515		—
Acquisition of treasury shares			(185,532)		(716,808)
Dividends paid to non-controlling interests			(5,156)		(5,156)
Increase in non-controlling interests			(163,658)		—
Others			148,775		(38,786)

Net cash flow from financing activities			14,688,746		3,181,326

Effect of exchange rate changes on cash and cash equivalents			(133,240)		89,142

Net increase(decrease) in cash and cash equivalents			990,062		(43,083)
Cash and cash equivalents at the beginning of the period	39		7,414,836		7,457,919

Cash and cash equivalents at the end of the period	39	~~W~~	8,404,898	~~W~~	7,414,836

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

1. The Parent Company

KB Financial Group Inc. (the Parent Company) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment&Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of December 31, 2017, is ~~W~~2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112 Disclosure of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Group will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements because the Group is not a venture capital organization.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

•	Amendments to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including Property under construction, can only be made if there has been a change in use that is supported by Evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018. With early adoption permitted. The Group does not expect the amendment to have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Enactments to Interpretation 2122 Foreign Currency Transactions and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the enactments to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables.

Within the Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Group analyzed the financial impacts of Korean IFRS 1109 on its consolidated financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology
2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.
3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1109. The assessment was performed based on available information as at December 31, 2017, and the results of the assessment are explained as below. The results of the assessment in the financial effects as at December 31, 2017 may change due to additional information and decisions that the Group may obtain in the future.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, the Group does not measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and sale	Measured at fair value through other comprehensive income[1]
Hold for sale and others	Measured at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

The following table presents the impact of the change in classification and measurement of financial instrument (excluding derivatives) held by the Group as at December 31, 2017, using the financial instrument accounting system developed by the Group with applying Korean IFRS 1109.

(In millions of Korean won)
Classification in accordance with		Amount in accordance with
Korean IFRS 1039	Korean IFRS 1109	Korean IFRS 1039[1]		Korean IFRS 1109[1]
Cash and due from financial institutions	Measured at amortized cost	~~W~~	19,817,825	~~W~~	17,020,727
	Recognized at fair value through profit or loss[2]		—		2,782,821

			19,817,825		19,803,548

Financial assets at fair value through profit or loss
Trading Securities-Debt	Recognized at fair value through profit or loss		25,168,338
Trading Securities-Equity			4,935,100
Trading Securities-Others			73,855		32,227,345
Financial assets designated at fair value through profit and loss[3]			2,050,052

			32,227,345		32,227,345

Loans	Measured at amortized cost		290,122,838		288,970,214
	Recognized at fair value through profit or loss[2]		—		629,223

			290,122,838		289,599,437

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Financial investments
Available-for-sale Securities- Debt	Recognized at fair value through other comprehensive income		38,959,401		33,611,908
	Recognized at fair value through profit or loss[2]		—		2,511,902
	Measured at amortized cost		—		2,839,709
Available-for-sale Securities- Equity	Recognized at fair value through other comprehensive income		9,156,862		2,367,245
	Recognized at fair value through profit or loss[2]		—		6,801,132
Financial assets held-to-maturity	Measured at amortized cost		18,491,980		18,222,076
	Recognized at fair value through profit or loss[2]		—		269,661

			66,608,243		66,623,633

Other assets	Measured at amortized cost		10,195,015		10,188,309

		~~W~~	418,971,266	~~W~~	418,442,272

[1]	Loans and other financial assets are net of allowance.
[2]	In accordance with Korea IFRS 1104, the Group applied Overlay approach to the financial instruments related to insurance contracts (cash and due from financial institutions ~~W~~186,293 million, Loans ~~W~~587 million, Available-for-sale securities ~~W~~6,349,091 million, and Held-to-maturity securities ~~W~~57,386 million). For the financial assets designated as fair value through profit or loss, the Group reclassifies the amount reported in profit or loss for the designated financial assets applying Korean IFRS 1109 to the amount that would have been reported in profit or loss for the designated financial assets of the insurer has applied Korean IFRS 1039.
[3]	The financial assets amounting to ~~W~~2,050,052 million that was previously classified as financial assets designated at fair value through profit or loss in accordance with Korean IFRS 1039, will be reclassified as financial assets recognized at fair value through profit or loss, even if the financial assets are not designated at fair value through profit or loss.

With the implementation of Korean IFRS 1109, as at December 31, 2017, ~~W~~2,782,821 million of cash and due from financial institutions, ~~W~~629,223 million of loans, ~~W~~9,313,034 million of financial assets available-for-sales and ~~W~~269,661 million of assets held-to-maturity are classified to financial assets recognize at fair value through profit or loss. These classifications will increase the financial assets recognized at fair value through profit or loss from 7.7% to 10.8% over the total financial assets (excluding derivatives) of ~~W~~418,442,272 million and may result an extended fluctuation in profit or loss.

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires that the amount of the change of fair value attributable to changes in the credit risk in the financial liabilities designated at fair value through profit or loss will be recognized in other comprehensive income, not in profit or loss, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value change in profit or loss. However, under Korean IFRS 1109, certain fair value change will be recognized in other comprehensive income and as a result, profit or loss from fair value change may decrease. Based on results from the impact assessment, the amount of change in the fair value of the financial liabilities designated at fair value through profit or loss in applying Korean IFRS 1109 is ~~W~~10,078,288 million and ~~W~~10,438 million is attributable to changes in the credit risk of that liability.

(c) Impairment: Financial Assets and Contract Assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under Korean IFRS 1039. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, lease receivables, contract assets, loan commitments and certain financial guarantee contracts.

Under Korean IFRS 1109, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

	Stage	Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument

3	Credit-impaired

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

According to the financial assessment, the Group owns loss allowance set out below.

(In millions of Korean won)
Classification in accordance with		Loss allowance in accordance with
Korean IFRS 1039	Korean IFRS 1109	Korean IFRS 1039 (a)		Korean IFRS 1109 (b)		Difference (b)-(a)
Loans and receivables
Due from financial institutions	Measured at amortized cost	~~W~~	—	~~W~~	1,797	~~W~~	1,797
Loans	Measured at amortized cost		2,064,469		2,608,937		544,468
	Recognized at fair value through profit or loss		45,763		—		(45,763)
Other assets	Measured at amortized cost		104,813		109,899		5,086
Available-for-sale Securities
Debt Securities	Recognized at fair value through other comprehensive income		—		4,433		4,433
	Measured at amortized cost		—		176		176
Financial assets held-to-maturity
Debt Securities	Measured at amortized cost		—		1,530		1,530

			2,215,045		2,726,772		511,727

Unused Commitment and Guarantee			267,011		295,648		28,637

			267,011		295,648		28,637

Financial Guarantee Contract			2,682		4,857		2,175

			2,682		4,857		2,175

		~~W~~	2,484,738	~~W~~	3,027,277	~~W~~	542,539

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Furthermore, when the Group first applies Korean IFRS 1109, it may choose as its accounting policy to continue to apply all of the hedge accounting requirements of Korean IFRS 1039 instead of the requirements of Korean IFRS 1109.

Meanwhile, as at December 31,2017, the Group has not applied hedge accounting more for the risk management practices which can be applied hedge accounting by Korean IFRS 1109 but cannot be satisfied with hedge accounting requirements by Korean IFRS 1039.

•	Korean IFRS 1115, Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards.

A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group will apply new standard for annual reporting periods beginning on or after January 1, 2018 and early adoption is permitted. The Group performed a preliminary impact assessment on the employees of the accounting department based on the current situation and available information as at December 31, 2017 to identify potential financial effects of applying Korean IFRS 1115. As a result, the Group does not expect that enactment of this statement will not have a significant impact on the consolidated financial statements. The results of the assessment as at December 31, 2017, may change due to additional information that the Group may obtain after the assessment.

•	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lease is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The classification criteria between a financial lease and an operating lease for a lessor under Korean IFRS 1116 are similar to Korean IFRS 1017.

The Group is currently in progress of analyzing the potential impact on its consolidated financial statements resulting from the application of Korean IFRS 1116.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency (Notes 3.2.1 and 3.2.2).

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 24).

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations to test whether goodwill has suffered any impairment (Note 15).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognised in other comprehensive income shall be recognised on the same basis as would be required if the Group had disposed directly of the previously held equity interest.

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between the sum of consolidated book amounts of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

3.1.2 Associates and Joint ventures

Associates and joint ventures are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates and joint ventures use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income (expense)’ in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous consolidated financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group redistributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables, or other financial assets. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039 Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Objective evidence that a financial asset or group of assets is impaired includes the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

The amount of the loss on loans and receivables carried at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment).

Financial assets that are not individually significant assess objective evidence of impairment individually or collectively. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly from the carryng amount.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Hedge of net investment

If financial liabilities qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1039, Financial Instruments: Recognition and Measurement.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance/ Straight-line	4 years
Equipment and vehicles	Declining-balance/ Straight-line	3 ~ 8 years
Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment property	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method or double declining balance method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Finance leased assets	Straight-line	8 months ~ 5 years and 8 months
VOBA	Declining-Balance	60 years
Others	Straight-line	2~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Value of Business Acquired (VOBA)

The Group recorded Value of business acquired (VOBA) as intangible assets, which are the differences between the fair value of insurance liabilities and book value calculated based on the accounting policy of the acquired company. VOBA is an estimated present value of future cash flow of long-term insurance contracts at the acquisition date. VOBA is amortized for above estimated useful life using declining balance method, the depreciation is recognized as insurance expense.

3.10.2 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.3 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.16 Insurance Contracts

KB Life Insurance Co., Ltd., and KB Insurance Co., of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of Korean IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to Korean IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

3.16.1 Insurance premiums

The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.16.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting period.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.16.3 Liability adequacy test

The Group assesses at each reporting period whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with Korean IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.16.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.17 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.18 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018, Revenue.

3.19 Equity Instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.19.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted from the equity.

3.19.2 Treasury shares

If entities of the Group acquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.20 Revenue Recognition

3.20.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.20.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.20.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.21 Employee Compensation and Benefits

3.21.1 Post-employment benefits

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.21.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.21.3 Share-based payment

The Group has share option and share grant programs to directors and employees of the Group. When the options are exercised, the Group can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.21.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.22 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.22.1 Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.22.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.22.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.23 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.24 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Financial assets
Due from financial institutions	~~W~~	17,219,661	~~W~~	15,326,173
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		25,242,193		23,058,919
Financial assets designated at fair value through profit or loss		1,982,224		1,693,255
Derivatives		3,310,166		3,381,935
Loans[2]		290,122,838		265,486,134
Financial investments
Available-for-sale financial assets		38,959,401		27,445,752
Held-to-maturity financial assets		18,491,980		11,177,504
Other financial assets[2]		10,195,015		7,322,335

		405,523,478		354,892,007

Off-balance sheet items
Acceptances and guarantees contracts		6,977,468		7,822,124
Financial guarantee contracts		3,683,875		4,746,292
Commitments		102,183,167		97,005,556

		112,844,510		109,573,972

	~~W~~	518,367,988	~~W~~	464,465,979

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~73,855 million and ~~W~~72,349 million as of December 31, 2017 and 2016, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loan carried at amortized cost when there is any objective indication of impairment. Impairment loss is defined as incurred loss in accordance with Korean IFRS; therefore, a loss that might be occur due to a future event is not recognized in spite of its likelihood. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Loans as of December 31, 2017 and 2016, are classified as follows:

(In millions of Korean won)
	2017
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	144,705,621	98.93	~~W~~	129,130,466	98.76	~~W~~	14,496,109	95.34	~~W~~	288,332,196	98.67
Past due but not impaired		1,069,813	0.73		206,925	0.16		359,468	2.36		1,636,206	0.56
Impaired		495,546	0.34		1,419,851	1.08		349,270	2.30		2,264,667	0.77

		146,270,980	100.00		130,757,242	100.00		15,204,847	100.00		292,233,069	100.00

Less: Allowances[1]		(429,299)	0.29		(1,231,666)	0.94		(449,266)	2.95		(2,110,231)	0.72

Carrying amount	~~W~~	145,841,681		~~W~~	129,525,576		~~W~~	14,755,581		~~W~~	290,122,838

(In millions of Korean won)
	2016
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	~~W~~	133,491,252	98.86	~~W~~	117,346,453	98.44	~~W~~	13,001,473	96.09	~~W~~	263,839,178	98.53
Past due but not impaired		961,370	0.71		202,474	0.17		226,648	1.68		1,390,492	0.52
Impaired		575,711	0.43		1,656,387	1.39		302,122	2.23		2,534,220	0.95

		135,028,333	100.00		119,205,314	100.00		13,530,243	100.00		267,763,890	100.00

Less: Allowances[1]		(481,289)	0.36		(1,382,172)	1.16		(414,295)	3.06		(2,277,756)	0.85

Carrying amount	~~W~~	134,547,044		~~W~~	117,823,142		~~W~~	13,115,948		~~W~~	265,486,134

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2017
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	124,133,056	~~W~~	67,575,021	~~W~~	8,095,629	~~W~~	199,803,706
Grade 2		16,790,644		53,842,610		4,920,767		75,554,021
Grade 3		2,701,697		5,703,159		1,379,409		9,784,265
Grade 4		851,446		1,390,131		71,207		2,312,784
Grade 5		228,778		619,545		29,097		877,420

	~~W~~	144,705,621	~~W~~	129,130,466	~~W~~	14,496,109	~~W~~	288,332,196

(In millions of Korean won)
	2016
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	110,720,263	~~W~~	57,754,882	~~W~~	6,804,763	~~W~~	175,279,908
Grade 2		18,400,111		49,531,423		4,774,368		72,705,902
Grade 3		3,188,861		7,722,663		1,147,814		12,059,338
Grade 4		935,265		1,728,631		249,529		2,913,425
Grade 5		246,752		608,854		24,999		880,605

	~~W~~	133,491,252	~~W~~	117,346,453	~~W~~	13,001,473	~~W~~	263,839,178

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	890,759	~~W~~	117,057	~~W~~	59,632	~~W~~	2,365	~~W~~	1,069,813
Corporate		162,668		27,065		17,192		—		206,925
Credit card		302,871		35,774		20,823		—		359,468

	~~W~~	1,356,298	~~W~~	179,896	~~W~~	97,647	~~W~~	2,365	~~W~~	1,636,206

(In millions of Korean won)
	2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	782,262	~~W~~	119,667	~~W~~	57,187	~~W~~	2,254	~~W~~	961,370
Corporate		134,432		44,086		23,956		—		202,474
Credit card		176,390		31,880		18,378		—		226,648

	~~W~~	1,093,084	~~W~~	195,633	~~W~~	99,521	~~W~~	2,254	~~W~~	1,390,492

Impaired loans are as follows:

(In millions of Korean won)
	2017
	Retail		Corporate		Credit card		Total
Loans	~~W~~	495,546	~~W~~	1,419,851	~~W~~	349,270	~~W~~	2,264,667
Allowances under
Individual assessment		(788)		(791,205)		—		(791,993)
Collective assessment		(178,337)		(90,771)		(212,729)		(481,837)

		(179,125)		(881,976)		(212,729)		(1,273,830)

	~~W~~	316,421	~~W~~	537,875	~~W~~	136,541	~~W~~	990,837

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
	2016
	Retail		Corporate		Credit card		Total
Loans	~~W~~	575,711	~~W~~	1,656,387	~~W~~	302,122	~~W~~	2,534,220
Allowances under
Individual assessment		(3)		(860,829)		—		(860,832)
Collective assessment		(217,535)		(133,507)		(183,211)		(534,253)

		(217,538)		(994,336)		(183,211)		(1,395,085)

	~~W~~	358,173	~~W~~	662,051	~~W~~	118,911	~~W~~	1,139,135

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	17,257	~~W~~	113,551	~~W~~	209,180	~~W~~	57,828,611	~~W~~	58,168,599
Deposits and savings		11,857		5,461		40,833		4,149,157		4,207,308
Property and equipment		2,676		30,455		53,647		9,720,857		9,807,635
Real estate		189,480		282,327		688,502		148,183,907		149,344,216

	~~W~~	221,270	~~W~~	431,794	~~W~~	992,162	~~W~~	219,882,532	~~W~~	221,527,758

(In millions of Korean won)
	2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	21,168	~~W~~	131,752	~~W~~	207,493	~~W~~	52,994,315	~~W~~	53,354,728
Deposits and savings		10,849		6,114		51,815		2,115,376		2,184,154
Property and equipment		7,083		25,035		28,053		5,380,329		5,440,500
Real estate		262,340		341,803		590,196		137,263,717		138,458,056

	~~W~~	301,440	~~W~~	504,704	~~W~~	877,557	~~W~~	197,753,737	~~W~~	199,437,438

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Securities that are neither past due nor impaired	~~W~~	84,597,074	~~W~~	63,298,248
Impaired securities		4,869		4,833

	~~W~~	84,601,943	~~W~~	63,303,081

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	21,002,043	~~W~~	3,958,261	~~W~~	93,887	~~W~~	28,232	~~W~~	85,915	~~W~~	25,168,338
Financial assets designated at fair value through profit or loss		1,550,617		200,633		63,856		60,332		106,786		1,982,224
Available-for-sale financial assets		36,471,247		2,433,685		47,079		2,521		—		38,954,532
Held-to-maturity financial assets		18,466,624		21,113		4,243		—		—		18,491,980

	~~W~~	77,490,531	~~W~~	6,613,692	~~W~~	209,065	~~W~~	91,085	~~W~~	192,701	~~W~~	84,597,074

(In millions of Korean won)
	2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	20,101,364	~~W~~	2,752,038	~~W~~	46,113	~~W~~	18,397	~~W~~	68,658	~~W~~	22,986,570
Financial assets designated at fair value through profit or loss		1,563,152		120,925		8,176		—		1,002		1,693,255
Available-for-sale financial assets		26,082,139		1,310,782		47,998		—		—		27,440,919
Held-to-maturity financial assets		11,177,504		—		—		—		—		11,177,504

	~~W~~	58,924,159	~~W~~	4,183,745	~~W~~	102,287	~~W~~	18,397	~~W~~	69,660	~~W~~	63,298,248

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

	Domestic				Foreign
Credit quality	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Deposits and savings, securities and others	~~W~~	1,277,851	~~W~~	478,567

	~~W~~	1,277,851	~~W~~	478,567

4.2.7 Credit Risk Concentration Analysis

Details of the Group’s regional loans as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	146,149,814	~~W~~	127,298,283	~~W~~	15,200,843	~~W~~	288,648,940	98.77	~~W~~	(2,063,919)	~~W~~	286,585,021
Europe		—		192,980		310		193,290	0.07		(2,327)		190,963
China		—		1,879,030		1,458		1,880,488	0.64		(31,017)		1,849,471
Japan		539		127,009		339		127,887	0.04		(6,269)		121,618
United States		—		866,867		1,001		867,868	0.30		(1,600)		866,268
Others		120,627		393,073		896		514,596	0.18		(5,099)		509,497

	~~W~~	146,270,980	~~W~~	130,757,242	~~W~~	15,204,847	~~W~~	292,233,069	100.00	~~W~~	(2,110,231)	~~W~~	290,122,838

(In millions of Korean won)
	2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	134,956,004	~~W~~	116,271,176	~~W~~	13,526,026	~~W~~	264,753,206	98.88	~~W~~	(2,234,971)	~~W~~	262,518,235
Europe		1		206,580		245		206,826	0.08		(1,719)		205,107
China		—		1,328,525		2,570		1,331,095	0.50		(23,500)		1,307,595
Japan		1,352		90,977		205		92,534	0.03		(10,385)		82,149
United States		—		984,472		566		985,038	0.37		(2,032)		983,006
Others		70,976		323,584		631		395,191	0.14		(5,149)		390,042

	~~W~~	135,028,333	~~W~~	119,205,314	~~W~~	13,530,243	~~W~~	267,763,890	100.00	~~W~~	(2,277,756)	~~W~~	265,486,134

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of the Group’s industrial corporate loans as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	11,093,682	8.48	~~W~~	(47,531)	~~W~~	11,046,151
Manufacturing		40,201,037	30.74		(449,439)		39,751,598
Service		54,268,271	41.50		(288,521)		53,979,750
Wholesale & Retail		15,061,632	11.52		(90,390)		14,971,242
Construction		3,021,889	2.31		(269,535)		2,752,354
Public sector		1,056,520	0.81		(15,341)		1,041,179
Others		6,054,211	4.64		(70,909)		5,983,302

	~~W~~	130,757,242	100.00	~~W~~	(1,231,666)	~~W~~	129,525,576

(In millions of Korean won)	2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,603,474	8.90	~~W~~	(20,870)	~~W~~	10,582,604
Manufacturing		36,505,044	30.62		(539,512)		35,965,532
Service		48,529,236	40.71		(307,132)		48,222,104
Wholesale & Retail		14,246,756	11.95		(116,233)		14,130,523
Construction		3,381,470	2.84		(357,439)		3,024,031
Public sector		886,583	0.74		(6,318)		880,265
Others		5,052,751	4.24		(34,668)		5,018,083

	~~W~~	119,205,314	100.00	~~W~~	(1,382,172)	~~W~~	117,823,142

Types of the Group’s retail and credit card loans as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	64,140,941	39.72	~~W~~	(18,646)	~~W~~	64,122,295
General		82,130,039	50.86		(410,653)		81,719,386
Credit card		15,204,847	9.42		(449,266)		14,755,581

	~~W~~	161,475,827	100.00	~~W~~	(878,565)	~~W~~	160,597,262

(In millions of Korean won)	2016
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	59,015,452	39.73	~~W~~	(22,787)	~~W~~	58,992,665
General		76,012,881	51.17		(458,502)		75,554,379
Credit card		13,530,243	9.10		(414,295)		13,115,948

	~~W~~	148,558,576	100.00	~~W~~	(895,584)	~~W~~	147,662,992

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of the Group’s industrial securities, excluding equity securities, and derivative financial instruments as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	8,345,463	33.16
Banking and insurance		11,486,321	45.64
Others		5,336,554	21.20

		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,982,224	100.00

		1,982,224	100.00

Derivative financial assets
Government and government funded institutions		12,099	0.37
Banking and insurance		3,098,350	93.60
Others		199,717	6.03

		3,310,166	100.00

Available-for-sale financial assets
Government and government funded institutions		9,498,819	24.38
Banking and insurance		23,314,336	59.84
Others		6,146,246	15.78

		38,959,401	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,449,839	45.69
Banking and insurance		6,765,593	36.59
Others		3,276,548	17.72

		18,491,980	100.00

	~~W~~	87,912,109

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	7,875,106	34.26
Banking and insurance		11,408,503	49.63
Others		3,702,961	16.11

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,693,255	100.00

		1,693,255	100.00

Derivative financial assets
Government and government funded institutions		104,025	3.08
Banking and insurance		2,998,412	88.66
Others		279,498	8.26

		3,381,935	100.00

Available-for-sale financial assets
Government and government funded institutions		10,579,880	38.55
Banking and insurance		13,901,908	50.65
Others		2,963,964	10.80

		27,445,752	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,373,994	48.08
Banking and insurance		5,471,443	48.95
Others		332,067	2.97

		11,177,504	100.00

	~~W~~	66,685,016

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Amount		%
Financial assets held for trading
Korea	~~W~~	23,462,909	93.22
United States		643,249	2.56
Others		1,062,180	4.22

		25,168,338	100.00

Financial assets designated at fair value through profit or loss
Korea		1,178,197	59.44
United States		120,000	6.05
Others		684,027	34.51

		1,982,224	100.00

Derivative financial assets
Korea		1,743,201	52.66
United States		325,909	9.85
Others		1,241,056	37.49

		3,310,166	100.00

Available-for-sale financial assets
Korea		36,705,979	94.22
United States		1,110,157	2.85
Others		1,143,265	2.93

		38,959,401	100.00

Held-to-maturity financial assets
Korea		16,243,987	87.84
United States		1,076,331	5.82
Others		1,171,662	6.34

	~~W~~	18,491,980	100.00

	~~W~~	87,912,109

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	22,359,665	97.27
United States		141,022	0.61
Others		485,883	2.12

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Korea		1,232,226	72.77
United States		72,837	4.30
Others		388,192	22.93

		1,693,255	100.00

Derivative financial assets
Korea		2,323,198	68.69
United States		291,160	8.61
Others		767,577	22.70

		3,381,935	100.00

Available-for-sale financial assets
Korea		26,855,024	97.85
United States		141,473	0.52
Others		449,255	1.63

		27,445,752	100.00

Held-to-maturity financial assets
Korea		10,029,429	89.73
United States		193,360	1.73
Others		954,715	8.54

		11,177,504	100.00

	~~W~~	66,685,016

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,355,289	~~W~~	1,842,808	~~W~~	319,173	~~W~~	324,703	~~W~~	357,340	~~W~~	11,462	~~W~~	9,210,775
Financial assets held for trading[2]		30,177,293		—		—		—		—		—		30,177,293
Financial assets designated at fair value through profit or loss[2]		2,050,052		—		—		—		—		—		2,050,052
Derivatives held for trading[2]		2,980,462		—		—		—		—		—		2,980,462
Derivatives held for fair value hedging[3]		559		48,093		29,693		42,163		(2,577)		52,698		170,629
Loans		3,437,020		22,062,457		30,802,580		103,782,624		75,345,756		96,863,329		332,293,766
Available-for-sale financial assets[4]		10,063,251		1,580,946		2,311,652		11,655,746		20,322,800		7,567,341		53,501,736
Held-to-maturity financial assets		—		658,856		493,420		3,217,345		6,890,530		13,247,255		24,507,406
Other financial assets		8,416		7,934,856		52,757		1,305,410		43,433		16,532		9,361,404

	~~W~~	55,072,342	~~W~~	34,128,016	~~W~~	34,009,275	~~W~~	120,327,991	~~W~~	102,957,282	~~W~~	117,758,617	~~W~~	464,253,523

Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss[2]		10,078,288		—		—		—		—		—		10,078,288
Derivatives held for trading[2]		3,050,471		—		—		—		—		—		3,050,471
Derivatives held for fair value hedging[3]		404		3,740		(4,715)		(19,705)		(7,143)		244		(27,175)
Deposits[5]		127,035,944		12,365,158		23,236,756		82,586,445		11,473,834		2,667,969		259,366,106
Debts		5,957,108		10,024,019		3,741,022		5,724,453		4,409,543		599,680		30,455,825
Debentures		40,655		1,015,298		3,020,683		9,644,135		29,611,835		3,245,342		46,577,948
Other financial liabilities		200,082		14,060,432		145,538		229,873		342,397		965,929		15,944,251

	~~W~~	148,307,722	~~W~~	37,468,647	~~W~~	30,139,284	~~W~~	98,165,201	~~W~~	45,830,466	~~W~~	7,479,164	~~W~~	367,390,484

Off- balance sheet items
Commitments[6]	~~W~~	102,183,167	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	102,183,167
Financial guarantee contract[7]		3,683,875		—		—		—		—		—		3,683,875

	~~W~~	105,867,042	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	105,867,042

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,431,488	~~W~~	815,026	~~W~~	414,076	~~W~~	629,696	~~W~~	353,581	~~W~~	—	~~W~~	8,643,867
Financial assets held for trading[2]		26,099,518		—		—		—		—		—		26,099,518
Financial assets designated at fair value through profit or loss[2]		1,758,846		—		—		—		—		—		1,758,846
Derivatives held for trading[2]		3,263,115		—		—		—		—		—		3,263,115
Derivatives held for fair value hedging[3]		—		4,075		1,719		1,791		(584)		53,185		60,186
Loans		25,333		24,246,878		27,731,932		88,710,331		73,969,738		90,290,586		304,974,798
Available-for-sale financial assets[4]		6,444,890		617,457		1,734,077		6,027,364		17,804,826		3,916,630		36,545,244
Held-to-maturity financial assets		—		280,822		552,875		1,423,078		6,478,050		4,457,977		13,192,802
Other financial assets		138,840		5,316,491		34,215		1,188,493		42,957		10,408		6,731,404

	~~W~~	44,162,030	~~W~~	31,280,749	~~W~~	30,468,894	~~W~~	97,980,753	~~W~~	98,648,568	~~W~~	98,728,786	~~W~~	401,269,780

Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss[2]		10,979,326		—		—		—		—		—		10,979,326
Derivatives held for trading[2]		3,712,015		—		—		—		—		—		3,712,015
Derivatives held for fair value hedging[3]		(1,145)		3,462		(5,114)		8,081		(37,880)		—		(32,596)
Deposits[5]		118,054,880		13,886,329		24,840,830		72,178,631		10,393,616		3,790,933		243,145,219
Debts		8,473,706		5,830,600		3,567,985		5,124,571		4,195,123		116,023		27,308,008
Debentures		52,188		2,078,866		2,403,874		7,493,938		20,673,639		3,273,158		35,975,663
Other financial liabilities		1,656,767		10,969,703		29,248		114,381		354,976		895,950		14,021,025

	~~W~~	144,071,247	~~W~~	32,768,960	~~W~~	30,836,823	~~W~~	84,919,602	~~W~~	35,579,474	~~W~~	8,076,064	~~W~~	336,252,170

Off- balance sheet items
Commitments[6]	~~W~~	97,005,556	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,005,556
Financial guarantee contract[7]		4,746,292		—		—		—		—		—		4,746,292

	~~W~~	101,751,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,751,848

[1]	The amounts of ~~W~~10,669,956 million and ~~W~~9,307,958 million, which are restricted due from the financial institutions as of December 31, 2017 and 2016, respectively, are excluded.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(224)	~~W~~	(1,556)	~~W~~	(3,044)	~~W~~	(442)	~~W~~	16	~~W~~	(5,250)
Cash flow to be received of total settlement derivatives		196,795		298,108		745,490		1,404,317		—		2,644,710
Cash flow to be paid of total settlement derivatives		(188,698)		(285,397)		(698,054)		(1,324,504)		—		(2,496,653)

(In millions of Korean won)
	2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(283)	~~W~~	(1,078)	~~W~~	(3,088)	~~W~~	(3,141)	~~W~~	—	~~W~~	(7,590)
Cash flow to be received of total settlement derivatives		302		948		245,909		121,152		—		368,311
Cash flow to be paid of total settlement derivatives		(522)		(1,080)		(224,600)		(110,373)		—		(336,575)

4.4 Market Risk

4.4.1 Overview of Market Risk

Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments; such as, securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures; such as, trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks; such as, interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Observation method on market risk arising from trading positions

Subsidiaries of the Group calculate VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

Kookmin Bank, one of the subsidiaries, uses the value-at-risk methodology to measure the market risk of trading positions. Kookmin Bank uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

A subsidiary which hold trading positions uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions. And also, from this year, non-banking subsidiaries use the same standard method applied to measure regulatory capital for improvement of market risk VaR management utility (improvement of relation with regulatory capital).

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every year.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2017 and 2016, are as follows:

Kookmin Bank

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	22,682	~~W~~	14,313	~~W~~	42,155	~~W~~	23,758
Stock price risk		1,002		757		1,345		1,255
Foreign exchange rate risk		32,709		12,405		44,322		24,315
Deduction of diversification effect								(29,727)

Total VaR	~~W~~	23,312	~~W~~	16,498	~~W~~	30,247	~~W~~	19,601

(In millions of Korean won)	2016
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	15,683	~~W~~	10,817	~~W~~	19,538	~~W~~	14,906
Stock price risk		1,757		726		2,269		1,201
Foreign exchange rate risk		16,493		10,123		22,206		10,123
Deduction of diversification effect								(6,477)

Total VaR	~~W~~	19,018	~~W~~	11,558	~~W~~	28,519	~~W~~	19,753

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR or the non-banking subsidiaries as of December 31, 2017 and 2016, are as follows:

Kookmin Bank

(In millions of Korean won)	2017		2016
Interest rate risk	~~W~~	98,236	~~W~~	15,161
Stock price risk		1,646		4,816
Foreign exchange rate risk		810		—

	~~W~~	100,691	~~W~~	19,977

KB Securities Co., Ltd.

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	421,275	~~W~~	347,369	~~W~~	498,631	~~W~~	457,470
Stock price risk		193,791		138,044		239,685		200,101
Foreign exchange rate risk		11,113		7,599		15,446		7,674
Commodity risk		5		—		34		3

	~~W~~	626,184	~~W~~	493,012	~~W~~	753,796	~~W~~	665,248

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016[1]
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	79,205	~~W~~	41,116	~~W~~	312,094	~~W~~	312,094
Stock price risk		57,816		36,140		199,182		199,182
Foreign exchange rate risk		1,766		471		10,790		10,790
Commodity risk		80		—		125		—

	~~W~~	138,867	~~W~~	77,727	~~W~~	522,191	~~W~~	522,066

[1]	Including Hyundai Securities Co., Ltd.(included as a subsidiary in fourth quarter, 2016)

KB Insurance Co., Ltd.

(In millions of Korean won)	2017[1]
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	47,569	~~W~~	40,546	~~W~~	55,875	~~W~~	41,467
Stock price risk		81		—		133		—
Foreign exchange rate risk		18,002		12,313		23,099		18,695

	~~W~~	65,653	~~W~~	52,859	~~W~~	79,107	~~W~~	60,162

1 Including KB Insurance Co., Ltd.(included as a subsidiary in second quarter, 2017)

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	1,381	~~W~~	593	~~W~~	1,961	~~W~~	1,596

	~~W~~	1,381	~~W~~	593	~~W~~	1,961	~~W~~	1,596

(In millions of Korean won)	2016
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	1,428	~~W~~	1,123	~~W~~	2,440	~~W~~	1,675

	~~W~~	1,428	~~W~~	1,123	~~W~~	2,440	~~W~~	1,675

KB Investment Co., Ltd.

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Stock price risk	~~W~~	3,904	~~W~~	—	~~W~~	4,766	~~W~~	3,897
Foreign exchange rate risk		1,053		746		1,797		1,797

	~~W~~	4,957	~~W~~	746	~~W~~	6,563	~~W~~	5,694

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Average		Minimum		Maximum		Ending
Stock price risk	~~W~~	2,852	~~W~~	1,571	~~W~~	4,516	~~W~~	4,516
Foreign exchange rate risk		592		357		792		792

	~~W~~	3,444	~~W~~	1,928	~~W~~	5,308	~~W~~	5,308

KB Asset Management Co., Ltd.

(In millions of Korean won)	2017
	Average		Minimum		Maximum		Ending
Interest rate risk	~~W~~	19	~~W~~	—	~~W~~	215	~~W~~	8
Stock price risk		241		—		1,634		1,634
Foreign exchange rate risk		93		—		1,049		1,049

	~~W~~	353	~~W~~	—	~~W~~	2,898	~~W~~	2,692

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese Yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

Managed interest rate risk in non-trading position includes on- or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.9% confidence level. The measurement results of risk as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Kookmin Bank	~~W~~	350,178	~~W~~	75,990
KB Securities Co., Ltd.[1]		39,717		33,345
KB Insurance Co.,Ltd. [2]		451,335		—
KB Kookmin Card Co., Ltd.		12,775		43,730
KB Life Insurance Co., Ltd.		51,677		21,510
KB Savings Bank Co., Ltd.		6,447		5,694
KB Capital Co., Ltd.		10,912		4,794

1 Including Hyundai Securities Co., Ltd.(included as a subsidiary in fourth quarter, 2016)

2 Including KB Insurance Co., Ltd.(included as a subsidiary in second quarter, 2017)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.4.4 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,820,651	~~W~~	268,482	~~W~~	309,890	~~W~~	20,062	~~W~~	872,650	~~W~~	356,242	~~W~~	3,647,977
Financial assets held for trading		3,021,509		84,980		81,394		8,922		15,492		20,767		3,233,064
Financial assets designated at fair value through profit or loss		826,906		—		—		—		—		—		826,906
Derivatives held for trading		124,434		446		10,172		—		96		56,362		191,510
Derivatives held for hedging		29,489		—		—		—		—		—		29,489
Loans		10,689,732		228,747		1,503,493		9,549		795,302		287,591		13,514,414
Available-for-sale financial assets		6,061,404		101,003		124,045		—		38,606		21,123		6,346,181
Held-to-maturity financial assets		2,313,099		—		44,267		—		4,905		4,242		2,366,513
Other financial assets		1,615,795		453,029		406,793		13,382		226,301		708,965		3,424,265

	~~W~~	26,503,019	~~W~~	1,136,687	~~W~~	2,480,054	~~W~~	51,915	~~W~~	1,953,352	~~W~~	1,455,292	~~W~~	33,580,319

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,840,217	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,840,217
Derivatives held for trading		109,197		1,399		73,298		—		3,563		183,461		370,918
Derivatives held for hedging		49,962		—		—		—		—		—		49,962
Deposits		8,469,129		759,394		389,049		39,993		1,093,998		590,793		11,342,356
Debts		7,570,727		44,885		102,005		737		—		24,185		7,742,539
Debentures		3,473,284		—		—		—		—		219,376		3,692,660
Other financial liabilities		2,361,161		44,137		887,561		3,339		224,675		302,596		3,823,469

	~~W~~	23,873,677	~~W~~	849,815	~~W~~	1,451,913	~~W~~	44,069	~~W~~	1,322,236	~~W~~	1,320,411	~~W~~	28,862,121

Off-balance sheet items	~~W~~	12,852,959	~~W~~	705	~~W~~	2,404	~~W~~	—	~~W~~	257,940	~~W~~	233,509	~~W~~	13,347,517

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,562,178	~~W~~	209,264	~~W~~	353,841	~~W~~	17,224	~~W~~	601,317	~~W~~	343,825	~~W~~	4,087,649
Financial assets held for trading		1,078,304		123,733		2,927		—		6,275		—		1,211,239
Financial assets designated at fair value through profit or loss		458,422		—		—		—		—		—		458,422
Derivatives held for trading		84,938		13		24,616		—		—		90,626		200,193
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,824,626		342,100		895,208		5,799		552,966		180,445		12,801,144
Available-for-sale financial assets		2,214,244		150,510		—		—		35,873		1,033		2,401,660
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		930,606		245,827		35,981		30,793		176,833		648,089		2,068,129

	~~W~~	19,307,310	~~W~~	1,071,447	~~W~~	1,312,573	~~W~~	53,816	~~W~~	1,373,264	~~W~~	1,264,018	~~W~~	24,382,428

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	457,766	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	457,766
Derivatives held for trading		105,918		—		129,349		—		—		315,403		550,670
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		7,259,601		597,173		457,447		52,710		791,825		399,683		9,558,439
Debts		7,273,597		169,507		83,105		279		85,123		37,491		7,649,102
Debentures		3,830,709		—		—		—		—		—		3,830,709
Other financial liabilities		1,453,669		52,275		534,224		1,429		176,382		294,933		2,512,912

	~~W~~	20,444,894	~~W~~	818,955	~~W~~	1,204,125	~~W~~	54,418	~~W~~	1,053,330	~~W~~	1,047,510	~~W~~	24,623,232

Off-balance sheet items	~~W~~	14,570,708	~~W~~	822	~~W~~	39,000	~~W~~	—	~~W~~	131,210	~~W~~	470,900	~~W~~	15,212,640

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 6.25%(2016: 5.375%), a minimum Tier 1 ratio of 7.75%(2016: 6.875%) and a minimum Total Regulatory Capital of 9.75%(2016: 8.875%) as of December 31, 2017.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than five years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Internal Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors internal capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates internal capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated internal capital. The Risk Management Department of the Group monitors the limit on internal capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits due to new business or business expansion.

Details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Equity Capital:	~~W~~	32,401,579	~~W~~	31,103,291
Tier 1 Capital		31,059,475		29,264,494
Common Equity Tier 1 Capital		31,059,475		29,013,954
Additional Tier 1 Capital		—		250,540
Tier 2 Capital		1,342,105		1,838,797
Risk-weighted assets:		212,777,226		203,649,442
Equity Capital (%):		15.23		15.27
Tier 1 Capital (%)		14.60		14.37
Common Equity Tier 1 Capital (%)		14.60		14.25

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		The activities within this segment include investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Financial information by business segment for the year ended December 31, 2017, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
Operating income from external customers	~~W~~	2,128,913	~~W~~	2,710,798	~~W~~	1,405,605	~~W~~	6,245,316	~~W~~	1,074,365	~~W~~	1,121,108	~~W~~	1,276,803	~~W~~	129,513	~~W~~	345,077	~~W~~	—	~~W~~	10,192,182
Intra-segment operating income(expenses)		(18,447)		—		203,310		184,863		(1,157)		18,039		(194,167)		(20,515)		171,422		(158,485)		—

	~~W~~	2,110,466	~~W~~	2,710,798	~~W~~	1,608,915	~~W~~	6,430,179	~~W~~	1,073,208	~~W~~	1,139,147	~~W~~	1,082,636	~~W~~	108,998	~~W~~	516,499		(~~W~~158,485)	~~W~~	10,192,182

Net interest income		2,555,780		2,647,768		190,767		5,394,315		251,967		465,016		1,083,665		215,743		296,920		2,383		7,710,009
Interest income		3,584,021		3,935,895		818,508		8,338,424		452,862		465,144		1,341,150		215,768		582,864		(13,760)		11,382,452
Interest expense		(1,028,241)		(1,288,127)		(627,741)		(2,944,109)		(200,895)		(128)		(257,485)		(25)		(285,944)		16,143		(3,672,443)
Net fee and commission income		235,210		595,322		394,157		1,224,689		551,619		(97,828)		132,686		(3,612)		252,813		(10,343)		2,050,024
Fee and commission income		315,994		668,227		487,259		1,471,480		637,630		1,532		1,901,112		69		299,783		(323,356)		3,988,250
Fee and commission expense		(80,784)		(72,905)		(93,102)		(246,791)		(86,011)		(99,360)		(1,768,426)		(3,681)		(46,970)		313,013		(1,938,226)
Net insurance income		—		—		—		—		—		699,873		19,948		(141,421)		—		15,310		593,710
Insurance income		—		—		—		—		—		7,947,262		33,579		1,008,329		—		(18,178)		8,970,992
Insurance expenses		—		—		—		—		—		(7,247,389)		(13,631)		(1,149,750)		—		33,488		(8,377,282)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,750)		—		101,012		99,262		526,023		41,079		—		7,795		19,749		46,421		740,329
Net other operating income (expense)		(678,774)		(532,292)		922,979		(288,087)		(256,401)		31,007		(153,663)		30,493		(52,983)		(212,256)		(901,890)
General and administrative expenses		(974,096)		(1,946,640)		(745,086)		(3,665,822)		(734,024)		(629,469)		(370,508)		(72,423)		(291,240)		134,822		(5,628,664)
Operating profit before provision for credit losses		1,136,370		764,158		863,829		2,764,357		339,184		509,678		712,128		36,575		225,259		(23,663)		4,563,518

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	Banking business
	Corporate Banking	Retail Banking	Other Banking Services	Sub-total	Securities	Non-life Insurance	Credit Card	Life Insurance	Others	Intra-group Adjustments	Total
Provision (reversal) for credit losses	6,918	(122,107)	23	(115,166)	(23,080)	(8,987)	(336,884)	(1,692)	(62,894)	459	(548,244)
Net operating income	1,143,288	642,051	863,852	2,649,191	316,104	500,691	375,244	34,883	162,365	(23,204)	4,015,274
Share of profit of associates and joint ventures	—	—	37,571	37,571	535	—	(462)	—	6,076	40,554	84,274
Net other non-operating income (expense)	1,873	—	(75,340)	(73,467)	1,794	11,167	(6,882)	(289)	6,582	99,971	38,876
Segment profits before income tax	1,145,161	642,051	826,083	2,613,295	318,433	511,858	367,900	34,594	175,023	117,321	4,138,424
Income tax expense	(181,936)	(102,059)	(154,595)	(438,590)	(46,732)	(181,488)	(71,069)	(13,508)	(61,610)	18,034	(794,963)
Profit for the period	963,225	539,992	671,488	2,174,705	271,701	330,370	296,831	21,086	113,413	135,355	3,343,461
Profit attributable to shareholders of the Parent Company	963,225	539,992	671,488	2,174,705	271,701	330,286	296,831	21,086	113,798	103,031	3,311,438
Profit attributable to non-controlling interests	—	—	—	—	—	84	—	—	(385)	32,324	32,023
Total assets[1]	117,904,269	129,438,168	82,423,490	329,765,927	37,351,680	32,351,778	17,658,310	9,125,741	37,439,753	(26,907,580)	436,785,609
Total liabilities[1]	102,224,405	147,870,309	54,347,779	304,442,493	32,936,024	29,128,747	13,616,481	8,586,328	15,137,421	(1,106,714)	402,740,780

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Financial information by business segment for the year ended December 31, 2016, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Credit Card		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	1,803,204	~~W~~	2,248,035	~~W~~	1,402,861	~~W~~	5,454,100	~~W~~	184,856	~~W~~	1,269,573	~~W~~	139,847	~~W~~	396,566	~~W~~	—	~~W~~	7,444,942
Intra-segment operating revenues(expenses)		9,274		—		249,235		258,509		3,268		(261,747)		(26,528)		159,944		(133,446)		—

	~~W~~	1,812,478	~~W~~	2,248,035	~~W~~	1,652,096	~~W~~	5,712,609	~~W~~	188,124	~~W~~	1,007,826	~~W~~	113,319	~~W~~	556,510	~~W~~	(133,446)	~~W~~	7,444,942

Net interest income		2,286,347		2,353,232		189,331		4,828,910		73,205		981,342		233,742		283,158		2,172		6,402,529
Interest income		3,297,791		3,740,601		855,764		7,894,156		142,960		1,261,787		233,764		501,675		(12,460)		10,021,882
Interest expense		(1,011,444)		(1,387,369)		(666,433)		(3,065,246)		(69,755)		(280,445)		(22)		(218,517)		14,632		(3,619,353)
Net fee and commission income		231,182		504,259		352,410		1,087,851		193,384		92,070		(927)		212,723		(209)		1,584,892
Fee and commission income		293,336		583,048		433,998		1,310,382		220,938		1,658,034		85		252,031		(290,593)		3,150,877
Fee and commission expense		(62,154)		(78,789)		(81,588)		(222,531)		(27,554)		(1,565,964)		(1,012)		(39,308)		290,384		(1,565,985)
Net insurance income		—		—		—		—		—		20,825		(166,095)		—		27,467		(117,803)
Insurance income		—		—		—		—		—		33,874		1,167,478		—		—		1,201,352
Insurance expenses		—		—		—		—		—		(13,049)		(1,333,573)		—		27,467		(1,319,155)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,166)		—		198,064		196,898		(212,522)		—		8,154		7,851		(9,149)		(8,768)
Net other operating income(expense)		(703,885)		(609,456)		912,291		(401,050)		134,057		(86,411)		38,445		52,778		(153,727)		(415,908)
General and administrative expenses		(950,038)		(2,102,384)		(1,216,527)		(4,268,949)		(316,958)		(348,121)		(94,753)		(266,124)		66,194		(5,228,711)
Operating profit before provision for credit losses		862,440		145,651		435,569		1,443,660		(128,834)		659,705		18,566		290,386		(67,252)		2,216,231
Provision (reversal) for credit losses		(278,277)		(2,615)		26,563		(254,329)		9,083		(249,809)		(1,663)		(42,893)		328		(539,283)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	Banking business
	Corporate Banking	Retail Banking	Other Banking Services	Sub-total	Securities	Credit Card	Life Insurance	Others	Intra-group Adjustments	Total
Net operating income (expense)	584,163	143,036	462,132	1,189,331	(119,751)	409,896	16,903	247,493	(66,924)	1,676,948
Share of profit of associates and joint ventures	—	—	17,615	17,615	106,423	(20)	—	156,820	—	280,838
Net other non-operating income (expense)	(1,300)	—	50,611	49,311	634,863	2,262	(148)	(440)	(14,979)	670,869
Segment profits before income tax	582,863	143,036	530,358	1,256,257	621,535	412,138	16,755	403,873	(81,903)	2,628,655
Income tax benefit (expense)	(140,910)	(34,614)	(116,477)	(292,001)	20,765	(95,035)	(4,041)	(66,262)	(1,901)	(438,475)
Profit (loss) for the year	441,953	108,422	413,881	964,256	642,300	317,103	12,714	337,611	(83,804)	2,190,180
Profit (loss) attributable to shareholders of the parent company	441,953	108,422	413,881	964,256	642,300	317,103	12,714	291,175	(83,804)	2,143,744
Profit attributable to non-controlling interests	—	—	—	—	—	—	—	46,436	—	46,436
Total assets[1]	109,500,342	122,806,490	74,759,538	307,066,370	32,382,795	15,772,036	8,887,413	36,646,767	(25,081,725)	375,673,656
Total liabilities[1]	91,685,643	140,082,958	51,972,767	283,741,368	28,198,439	11,807,038	8,337,849	12,468,290	(140,731)	344,412,253

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the year ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Banking service	~~W~~	6,245,316	~~W~~	5,454,100
Securities service		1,074,365		184,856
Non-life insurance service		1,121,108		—
Credit card service		1,276,803		1,269,573
Life insurance service		129,513		139,847
Other service		345,077		396,566

	~~W~~	10,192,182	~~W~~	7,444,942

5.2.2 Geographical information

Geographical operating revenues from external customers for the year ended December 31, 2017 and 2016, and major non-current assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017				2016
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	10,078,253	~~W~~	7,472,597	~~W~~	7,354,698	~~W~~	4,952,552
United States		17,596		363,330		10,522		299
New Zealand		5,855		57		5,422		128
China		44,531		4,585		47,360		5,038
Cambodia		7,475		1,753		6,109		1,216
United Kingdom		11,547		319		10,987		149
Others		26,925		78,142		9,844		2,242
adjustment		—		72,455		—		72,971

	~~W~~	10,192,182	~~W~~	7,993,238	~~W~~	7,444,942	~~W~~	5,034,595

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	19,817,825	~~W~~	19,805,138	~~W~~	17,884,863	~~W~~	17,878,714
Financial assets held for trading		30,177,293		30,177,293		26,099,518		26,099,518
Debt securities		25,168,338		25,168,338		22,986,570		22,986,570
Equity securities		4,935,100		4,935,100		3,040,599		3,040,599
Others		73,855		73,855		72,349		72,349
Financial assets designated at fair value through profit or loss		2,050,052		2,050,052		1,758,846		1,758,846
Debt securities		368,820		368,820		331,664		331,664
Equity securities		67,828		67,828		65,591		65,591
Derivative-linked securities		1,613,404		1,613,404		1,361,591		1,361,591
Derivatives held for trading		2,998,042		2,998,042		3,298,328		3,298,328
Derivatives held for hedging		312,124		312,124		83,607		83,607
Loans		290,122,838		289,807,038		265,486,134		265,144,250
Available-for-sale financial assets		48,116,263		48,116,263		33,970,293		33,970,293
Debt securities		38,959,401		38,959,401		27,445,752		27,445,752
Equity securities		9,156,862		9,156,862		6,524,541		6,524,541
Held-to-maturity financial assets		18,491,980		18,483,065		11,177,504		11,400,616
Other financial assets		10,195,015		10,195,015		7,322,335		7,322,335

	~~W~~	422,281,432	~~W~~	421,944,030	~~W~~	367,081,428	~~W~~	366,956,507

Financial liabilities
Financial liabilities held for trading	~~W~~	1,944,770	~~W~~	1,944,770	~~W~~	1,143,510	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		10,078,288		10,078,288		10,979,326		10,979,326
Derivatives held for trading		3,054,614		3,054,614		3,717,819		3,717,819
Derivatives held for hedging		88,151		88,151		89,309		89,309
Deposits		255,800,048		256,222,490		239,729,695		240,223,353
Debts		28,820,928		28,814,801		26,251,486		26,247,768
Debentures		44,992,724		44,400,325		34,992,057		35,443,751
Other financial liabilities		18,330,004		18,328,276		16,286,578		16,257,142

	~~W~~	363,109,527	~~W~~	362,931,715	~~W~~	333,189,780	~~W~~	334,101,978

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial assets at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,814,921	~~W~~	17,353,417	~~W~~	—	~~W~~	25,168,338
Equity securities		2,340,497		2,594,603		—		4,935,100
Others		73,855		—		—		73,855

		10,229,273		19,948,020		—		30,177,293

Financial assets designated at fair value through profit or loss
Debt securities		—		66,969		301,851		368,820
Equity securities		—		—		67,828		67,828
Derivative-linked securities		—		668,739		944,665		1,613,404

		—		735,708		1,314,344		2,050,052

Derivatives held for trading		80,678		2,720,285		197,079		2,998,042

Derivatives held for hedging		—		311,349		775		312,124

Available-for-sale financial assets[1]
Debt securities		10,446,001		28,464,019		49,381		38,959,401
Equity securities		1,550,766		1,789,501		5,816,595		9,156,862

		11,996,767		30,253,520		5,865,976		48,116,263

	~~W~~	22,306,718	~~W~~	53,968,882	~~W~~	7,378,174	~~W~~	83,653,774

Financial liabilities
Financial liabilities held for trading	~~W~~	1,944,770	~~W~~	—	~~W~~	—	~~W~~	1,944,770
Financial liabilities designated at fair value through profit or loss		843		1,389,553		8,687,892		10,078,288
Derivatives held for trading		272,766		2,717,862		63,986		3,054,614
Derivatives held for hedging		—		88,081		70		88,151

	~~W~~	2,218,379	~~W~~	4,195,496	~~W~~	8,751,948	~~W~~	15,165,823

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,426,480	~~W~~	15,560,090	~~W~~	—	~~W~~	22,986,570
Equity securities		1,137,531		1,903,068		—		3,040,599
Others		72,349		—		—		72,349

		8,636,360		17,463,158		—		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities		—		237,595		94,069		331,664
Equity securities		—		—		65,591		65,591
Derivative-linked securities		—		757,979		603,612		1,361,591

		—		995,574		763,272		1,758,846

Derivatives held for trading		128,236		3,033,156		136,936		3,298,328

Derivatives held for hedging		—		82,144		1,463		83,607

Available-for-sale financial assets[1]
Debt securities		10,456,882		16,978,619		10,251		27,445,752
Equity securities		1,112,502		2,349,998		3,062,041		6,524,541

		11,569,384		19,328,617		3,072,292		33,970,293

	~~W~~	20,333,980	~~W~~	40,902,649	~~W~~	3,973,963	~~W~~	65,210,592

Financial liabilities
Financial liabilities held for trading	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		566		3,181,621		7,797,139		10,979,326
Derivatives held for trading		474,921		3,041,052		201,846		3,717,819
Derivatives held for hedging		—		89,123		186		89,309

	~~W~~	1,618,997	~~W~~	6,311,796	~~W~~	7,999,171	~~W~~	15,929,964

[1]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~116,629 million and ~~W~~223,398 million as of December 31, 2017 and 2016, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	Fair value				Valuation techniques	Inputs
	2017		2016
Financial assets
Financial assets held for trading
Debt securities	~~W~~	17,353,417	~~W~~	15,560,090	DCF Model, option model	Underlying asset Index, Discount rate, Volatility
Equity securities		2,594,603		1,903,068	DCF Model, Net Asset Value, Option Model	Underlying asset Index, Volatility, Discount rate, Fair value of underlying asset

		19,948,020		17,463,158

Financial assets designated at fair value through profit or loss
Debt securities		66,969		237,595	DCF Model, Hull and White Model,	Discount rate, Volatility
Derivative-linked securities		668,739		757,979	DCF Model, Closed Form, Monte Carlo Simulation, Option Model	Underlying asset Index, Discount rate, Volatility

		735,708		995,574

Derivatives held for trading		2,720,285		3,033,156	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and Others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Dividend rate and others
Derivatives held for hedging		311,349		82,144	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		28,464,019		16,978,619	DCF Model, option model, Net Asset Value	Discount rate
Equity securities		1,789,501		2,349,998	DCF Model, Option Model, Net Asset Value	Discount rate, Fair value of underlying asset

		30,253,520		19,328,617

	~~W~~	53,968,882	~~W~~	40,902,649

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	1,389,553	~~W~~	3,181,621	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility

		1,389,553		3,181,621

Derivatives held for trading		2,717,862		3,041,052	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model , Option Valuation Model and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		88,081		89,123	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,195,496	~~W~~	6,311,796

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,754,086	~~W~~	15,281,705	~~W~~	1,769,347	~~W~~	19,805,138
Loans		—		569,625		289,237,413		289,807,038
Held-to-maturity financial assets		4,825,393		13,653,429		4,243		18,483,065
Other financial assets[2]		—		—		10,195,015		10,195,015

	~~W~~	7,579,479	~~W~~	29,504,759	~~W~~	301,206,018	~~W~~	338,290,256

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	125,154,284		\131,068,206		\256,222,490
Debts[3]		—		853,615		27,961,186		28,814,801
Debentures		—		41,058,076		3,342,249		44,400,325
Other financial liabilities[4]		—		—		18,328,276		18,328,276

	~~W~~	—	~~W~~	167,065,975	~~W~~	180,699,917	~~W~~	347,765,892

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,625,516	~~W~~	13,390,534	~~W~~	1,862,664	~~W~~	17,878,714
Loans		—		—		265,144,250		265,144,250
Held-to-maturity financial assets		1,505,288		9,895,328		—		11,400,616
Other financial assets[2]		—		—		7,322,335		7,322,335

	~~W~~	4,130,804	~~W~~	23,285,862	~~W~~	274,329,249	~~W~~	301,745,915

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	116,068,290	~~W~~	124,155,063	~~W~~	240,223,353
Debts[3]		—		1,444,983		24,802,785		26,247,768
Debentures		—		33,504,039		1,939,712		35,443,751
Other financial liabilities[4]		—		—		16,257,142		16,257,142

	~~W~~	—	~~W~~	151,017,312	~~W~~	167,154,702	~~W~~	318,172,014

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~10,195,015 million and ~~W~~7,322,335 million are included in Level 3, the carrying amounts that are reasonable approximations of fair values as of December 31, 2017 and 2016, respectively.
[3]	Debts of ~~W~~19,820 million and ~~W~~70,624 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2017 and 2016, respectively.
[4]	Other financial liabilities of ~~W~~17,882,909 million and ~~W~~15,890,765 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of December 31, 2017 and 2016, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Fair value				Valuation technique	Inputs
	2017		2016
Financial assets
Loans	~~W~~	569,625	~~W~~	—	DCF Model	Discount rate
Held-to-maturity financial assets		13,653,429		9,895,328	DCF Model	Discount rate
Financial liabilities
Debts		833,795		1,374,359	DCF Model	Discount rate
Debentures		41,058,076		33,504,039	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Fair value				Valuation technique	Inputs
	2017		2016
Financial assets
Cash and due from financial institutions	~~W~~	1,769,347	~~W~~	1,862,664	DCF Model	Credit spread, Other spread, Interest rates
Loans		289,237,413		265,144,250	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates
Held-to-maturity financial assets		4,243		—	DCF Model	Interest rates

	~~W~~	291,011,003	~~W~~	267,006,914

Financial liabilities
Deposits	~~W~~	131,068,206	~~W~~	124,155,063	DCF Model	Other spread, Prepayment rate, Interest rates
Debts		27,961,186		24,802,785	DCF Model	Other spread, Interest rates
Debentures		3,342,249		1,939,712	DCF Model	Other spread, Implied default probability, Interest rates
Other financial liabilities		445,367		366,377	DCF Model	Other spread, Interest rates

	~~W~~	162,817,008	~~W~~	151,263,937

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3.

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(64,910)	~~W~~	1,277
Total gains or losses
- Profit or loss		52,936		(20,827)		(846,704)		504,627		(408)
- Other comprehensive income		—		6,356		—		—		—
Purchases		1,315,500		1,713,098		—		35,649		—
Sales		(1,076,928)		(916,778)		—		(270,435)		—
Issues		—		—		(11,528,433)		(67,958)		—
Settlements		(264,816)		—		11,484,384		(3,760)		(164)
Transfers into Level 3[1]		—		14,168		—		—		—
Transfers out of Level 3[1]		—		(922)		—		(642)		—
Business combination		524,380		2,038,779		—		522
Changes from replacement of assets Of disposal group as held for sale		—		(40,190)		—		—		—

Ending balance	~~W~~	1,314,344	~~W~~	5,865,976	~~W~~	(8,687,892)	~~W~~	133,093	~~W~~	705

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	386,838	~~W~~	1,888,439	~~W~~	(1,819,379)	~~W~~	(89,042)	~~W~~	714
Total gains or losses
- Profit or loss		62,717		(12,038)		(382,798)		25,649		676
- Other comprehensive income		—		86,320		—		—		—
Purchases		278,743		744,221		—		33,664		—
Sales		(345,846)		(288,082)		—		(178,670)		—
Issues		—		—		(4,085,714)		(26,049)		—
Settlements		(118,913)		—		4,182,978		282,671		(113)
Transfers into Level 3[1]		—		—		—		8,815		—
Transfers out of Level 3[1]		(337,217)		(24,816)		2,388,485		(72,571)		—
Business combination		836,950		678,248		(8,080,711)		(49,377)		—

Ending balance	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(64,910)	~~W~~	1,277

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Net income (loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(289,141)	~~W~~	(21,235)	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		48,333		(90,103)		—

(In millions of Korean won)	2016
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(294,432)	~~W~~	(11,375)	~~W~~	13
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(89,797)		(15,306)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	301,851	Tree Model, DCF Model, Hull and White Model	Volatility of the underlying asset	9.96 ~ 29.53	The higher the volatility, the higher the fair value fluctuation
Equity securities		67,828	Tree Model	Volatility of the underlying asset	11.45 ~ 24.01	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		944,665	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Tree Model	Volatility of the underlying asset	10.00 ~ 30.07	The higher the volatility, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying assets	8.27 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		138,972	DCF Model, FDM, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	1.00 ~ 39.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	3.00 ~ 67.00	The higher the value of correlation, the higher the fair value fluctuation
Currency, Interest rate and others		58,107	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model, Option Model	Loss given default	0.56	The higher the loss given default, the lower the fair value
				Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	3.00 ~ 51.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.00 ~ 90.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		775	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Volatility of the underlying asset	3.02	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		49,381	DCF Model, Option Model, Net asset value method, Market approach	Discount rate	2.57 ~ 11.08	The lower the discount rate, the higher the fair value
				Volatility	15.26 ~ 30.07	The Volatility is different for each item
				Correlation between underlying assets	48.82 ~ 82.16	The coefficient of correlation is different for each item
				Growth rate	0.00 ~ 2.20	The higher the growth rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Equity securities		5,816,595

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Net asset value method, Discounted cash flows to equity, Income approach, Market approach, One Factor Hull-White Model, Usage of past transactions, Cost methods, Asset value approach, Tree Model, Net asset value Valuation and others

				Growth rate	-1.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	-1.00 ~ 52.68	The lower the discount rate, the higher the fair value
				Asset value	-1.00 ~ 1.00	The higher the asset value, the higher the fair value
				Correlation between underlying assets	48.82 ~ 82.16	The coefficient of correlation is different for each item
				Volatility	15.26 ~ 30.07	The Volatility is different for each item

	~~W~~	7,378,174

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	8,687,892	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-13.42 ~ 90.24	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		14,796	DCF Model, Closed Form, Monte Carlo Simulation, FDM	Volatility of the underlying asset	1.00 ~ 33.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	7.00 ~ 67.00	The higher the correlation, the higher the fair value fluctuation
Others		49,190	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Option Model	Volatility of the stock price	15.84	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.47	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.57 ~ 2.69	The lower the discount rate, the higher the fair value
				Volatility of the underlying asset	1.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	25.00 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		70	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	2.64	The higher the volatility, the higher the fair value fluctuation

	~~W~~	8,751,948

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	94,069	Black-Scholes Model	Volatility of the underlying asset	10.51 ~ 27.70	The higher the volatility, the higher the fair value fluctuation
Equity securities		65,591	Black-Scholes Model	Volatility of the underlying asset	10.51 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		603,612	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model	Volatility of the underlying asset	15.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	4.00 ~ 73.07	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		124,888	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	5.60 ~ 55.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	4.00 ~ 69.00	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		12,048	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model	Loss given default	0.80 ~ 0.84	The higher the loss given default, the lower the fair value
				Volatility of the stock price	14.82 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.57	The higher the volatility, the higher the fair value fluctuation
				Volatility of the underlying asset	18.00 ~ 59.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-5.00 ~ 47.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		1,463	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	5.04	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		10,251	DCF Model	Discount rate	6.55	The lower the discount rate, the higher the fair value
Equity securities		3,062,041	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	1.49 ~ 22.01	The lower the discount rate, the higher the fair value
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	3,973,963

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	7,797,139	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-5.00 ~ 77.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		153,419	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Volatility of the underlying asset	17.00 ~ 43.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	4.00 ~ 59.00	The higher the correlation, the higher the fair value fluctuation
Others		48,427	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Volatility of the stock price	14.82	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.57 ~ 37.15	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.09	The lower the discount rate, the higher the fair value
				Volatility of the underlying asset	18.00 ~ 30.15	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying assets	-5.00 ~ 47.00	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		186	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Volatility of the underlying asset	2.74	The higher the volatility, the higher the fair value fluctuation

	~~W~~	7,999,171

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	3,220	~~W~~	(2,563)	~~W~~	—	~~W~~	—
Equity securities		654		(626)		—		—
Derivative-linked securities		6,906		(6,820)		—		—
Derivatives held for trading[2]		25,616		(28,488)		—		—
Derivatives held for hedging[2]		—		—		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		205		(51)
Equity securities[4]		—		—		126,916		(71,396)

	~~W~~	36,396	~~W~~	(38,497)	~~W~~	127,121	~~W~~	(71,447)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	40,020	~~W~~	(36,757)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		11,091		(10,827)		—		—
Derivatives held for hedging[2]		2		(2)		—		—

	~~W~~	51,113	~~W~~	(47,586)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	1,029	~~W~~	(866)	~~W~~	—	~~W~~	—
Equity securities		840		(521)		—		—
Derivative-linked securities		5,666		(5,463)		—		—
Derivatives held for trading[2]		28,334		(29,486)		—		—
Derivatives held for hedging[2]		9		(6)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		69		(45)
Equity securities[4]		—		—		168,225		(87,529)

	~~W~~	35,878	~~W~~	(36,342)	~~W~~	168,294	~~W~~	(87,574)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	97,429	~~W~~	(97,571)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		31,759		(33,715)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

	~~W~~	129,191	~~W~~	(131,289)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Balance at the beginning of the period	~~W~~	39,033	~~W~~	4,055
New transactions and others		58,445		37,819
Changes during the period		(74,664)		(2,841)

Balance at the end of the year	~~W~~	22,814	~~W~~	39,033

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	19,817,825	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,817,825
Financial assets at fair value through profit or loss		30,177,293		2,050,052		—		—		—		—		32,227,345
Derivatives		2,998,042		—		—		—		—		312,124		3,310,166
Loans		—		—		290,122,838		—		—		—		290,122,838
Financial investments		—		—		—		48,116,263		18,491,980		—		66,608,243
Other financial assets		—		—		10,195,015		—		—		—		10,195,015

	~~W~~	33,175,335	~~W~~	2,050,052	~~W~~	320,135,678	~~W~~	48,116,263	~~W~~	18,491,980	~~W~~	312,124	~~W~~	422,281,432

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,944,770	~~W~~	10,078,288	~~W~~	—	~~W~~	—	~~W~~	12,023,058
Derivatives		3,054,614		—		—		88,151		3,142,765
Deposits		—		—		255,800,048		—		255,800,048
Debts		—		—		28,820,928		—		28,820,928
Debentures		—		—		44,992,724		—		44,992,724
Other financial liabilities		—		—		18,330,004		—		18,330,004

	~~W~~	4,999,384	~~W~~	10,078,288	~~W~~	347,943,704	~~W~~	88,151	~~W~~	363,109,527

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available-for- sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,884,863	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,884,863
Financial assets at fair value through profit or loss		26,099,518		1,758,846		—		—		—		—		27,858,364
Derivatives		3,298,328		—		—		—		—		83,607		3,381,935
Loans		—		—		265,486,134		—		—		—		265,486,134
Financial investments		—		—		—		33,970,293		11,177,504		—		45,147,797
Other financial assets		—		—		7,322,335		—		—		—		7,322,335

	~~W~~	29,397,846	~~W~~	1,758,846	~~W~~	290,693,332	~~W~~	33,970,293	~~W~~	11,177,504	~~W~~	83,607	~~W~~	367,081,428

(In millions of Korean won)	2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,143,510	~~W~~	10,979,326	~~W~~	—	~~W~~	—	~~W~~	12,122,836
Derivatives		3,717,819		—		—		89,309		3,807,128
Deposits		—		—		239,729,695		—		239,729,695
Debts		—		—		26,251,486		—		26,251,486
Debentures		—		—		34,992,057		—		34,992,057
Other financial liabilities		—		—		16,286,578		—		16,286,578

	~~W~~	4,861,329	~~W~~	10,979,326	~~W~~	317,259,816	~~W~~	89,309	~~W~~	333,189,780

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.4 Transfer of Financial Assets

Transferred financial assets that are derecognized in their entirety.

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
Discovery ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets	~~W~~	6,022	~~W~~	6,022
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		5,339		5,339
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		9,601		9,601
AP 3B ABS Ltd.	Subordinate debt	Available-for-sale financial assets		9,902		9,902
AP 4D ABS Ltd.	Senior debt	Loans and receivables		2,248		2,251
	Subordinated debt	Available-for-sale financial assets		14,160		14,160

			~~W~~	47,272	~~W~~	47,275

[1]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to 2,989 million as of December 31, 2017.

(In millions of Korean won)	2016
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement Instatement of financial position		Fair value of continuing involvement
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	~~W~~	7	~~W~~	7
AP ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		1,393		1,393
Discovery ABS First Co., Ltd.	Subordinate debt	Available-for-sale financial assets		6,876		6,876
EAK ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		12,302		12,302
FK1411 Co., Ltd.	Subordinate debt	Available-for-sale financial assets		15,212		15,212
AP 3B ABS Ltd.	Subordinate debt	Available-for-sale financial assets		14,374		14,374
AP 4D ABS Ltd.	Senior debt	Loans and receivables		13,626		13,689
	Subordinated debt	Available-for-sale financial assets		14,450		14,450

			~~W~~	78,240	~~W~~	78,303

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~ 6,705 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 4,394 million during 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Carrying amount of underlying assets		Carrying amount of senior debentures		Carrying amount of underlying assets		Carrying amount of senior debentures
KB Kookmin Card Second Securitization Co., Ltd.[1]	~~W~~	495,545	~~W~~	107,093	~~W~~	605,958	~~W~~	361,769
KB Kookmin Card Third Securitization Co., Ltd.[1]		600,813		324,425		—		—
KB Kookmin Card Fourth Securitization Co., Ltd. [1]		561,495		320,892		—		—
Wise Mobile Eighth Securitization Specialty [2]		—		—		11,209		—
Wise Mobile Ninth Securitization Specialty [2]		—		—		6,027		—
Wise Mobile Tenth Securitization Specialty [2]		—		—		17,485		9,999
Wise Mobile Eleventh Securitization Specialty [2]		—		—		16,830		9,998
Wise Mobile Twelfth Securitization Specialty [2]		—		—		27,107		19,995
Wise Mobile Thirteenth Securitization Specialty [2]		7,284		—		31,873		24,996
Wise Mobile Fourteenth Securitization Specialty [2]		8,504		—		52,583		44,991
Wise Mobile Fifteenth Securitization Specialty [2]		4,105		—		68,270		64,983
Wise Mobile Sixteenth Securitization Specialty [2]		5,500		—		114,213		109,966
Wise Mobile Seventeenth Securitization Specialty [2]		10,407		4,999		118,767		114,955
Wise Mobile Eighteenth Securitization Specialty [2]		9,340		4,999		97,910		94,950

	~~W~~	1,702,993	~~W~~	762,408	~~W~~	1,168,232	~~W~~	856,602

[1]	The Company has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio(minimum rate: 104.5%) of the beneficiary interest in the trust. In addition, the Company can entrust additional eligible card transaction accounts and deposits. To avoid such early redemption, the Company entrusts accounts and deposits in addition to the previously entrusted card accounts. Accordingly, as asset-backed debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.
[2]	According to the liquidity facility agreement entered between the Special Purpose Companies (SPC) and Woori Bank and NH Bank, if the senior debentures cannot be redeemed by the underlying assets, the senior debentures should be redeemed by borrowings from the liquidity facilities. Accordingly, as senior debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements	~~W~~	10,111,732	~~W~~	10,666,315
Loaned securities
Government bond		418,966		—
Stock		729,702		—
Others		—		—

	~~W~~	11,260,400	~~W~~	10,666,315

(In millions of Korean won)	2016
	Carrying amount of transferred assets		Carrying amount of related liabilities
Repurchase agreements	~~W~~	9,302,087	~~W~~	8,815,027
Loaned securities
Government bond		108,062		—
Stock		552,872		—
Others		16,250		—

	~~W~~	9,979,271	~~W~~	8,815,027

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
							Non-offsetting amount
	Gross assets		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and Derivatives linked securities	~~W~~	2,981,437	~~W~~	—	~~W~~	2,981,437	~~W~~	(2,195,210)	~~W~~	(191,349)	~~W~~	594,878
Derivatives held for hedging		312,124		—		312,124		(21,990)		(21,830)		268,304
Payable spot exchange		3,443,674		—		3,443,674		(3,443,298)		—		376
Repurchase agreements		2,617,700		—		2,617,700		(2,617,700)		—		—
Domestic exchange settlement credits		30,904,611		(29,959,914)		944,697		—		—		944,697
Other financial instruments		1,542,035		(1,531,622)		10,413		(9,525)		—		888

	~~W~~	41,801,581	~~W~~	(31,491,536)	~~W~~	10,310,045	~~W~~	(8,287,723)	~~W~~	(213,179)	~~W~~	1,809,143

(In millions of Korean won)	2016
							Non-offsetting amount
	Gross assets		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and Derivatives linked securities	~~W~~	3,800,978	~~W~~	—	~~W~~	3,800,978	~~W~~	(2,390,096)	~~W~~	(2,711)	~~W~~	1,408,171
Derivatives held for hedging		80,718		—		80,718		(10,980)		—		69,738
Payable spot exchange		2,557,424		—		2,557,424		(2,555,485)		—		1,939
Repurchase agreements		2,926,515		—		2,926,515		(2,926,515)		—		—
Domestic exchange settlement credits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		1,055,379		(829,137)		226,242		(7,222)		—		219,020

	~~W~~	30,275,625	~~W~~	(20,152,555)	~~W~~	10,123,070	~~W~~	(7,890,298)	~~W~~	(2,711)	~~W~~	2,230,061

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and Derivatives linked securities	~~W~~	3,193,238	~~W~~	—	~~W~~	3,193,238	~~W~~	(1,540,336)	~~W~~	(32,585)	~~W~~	1,620,317
Derivatives held for hedging		88,151		—		88,151		(11,770)		(9,139)		67,242
Payable spot exchange		3,445,098		—		3,445,098		(3,443,298)		—		1,800
Repurchase agreements[1]		10,666,315		—		10,666,315		(10,666,315)		—		—
Securities borrowing agreements		1,870,579		—		1,870,579		(1,870,579)		—		—
Domestic exchange settlement credits		29,999,359		(29,959,914)		39,445		(39,445)		—		—
Other financial instruments		1,721,862		(1,530,488)		191,374		(194)		—		191,180

	~~W~~	50,984,602	~~W~~	(31,490,402)	~~W~~	19,494,200	~~W~~	(17,571,937)	~~W~~	(41,724)	~~W~~	1,880,539

(In millions of Korean won)	2016
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading and Derivatives linked securities	~~W~~	4,622,729	~~W~~	—	~~W~~	4,622,729	~~W~~	(3,005,000)	~~W~~	(207,797)	~~W~~	1,409,932
Derivatives held for hedging		88,506		—		88,506		(22,795)		(11,922)		53,789
Payable spot exchange		2,556,009		—		2,556,009		(2,555,485)		—		524
Repurchase agreements[1]		8,815,027		—		8,815,027		(8,815,027)		—		—
Securities borrowing agreements		1,063,056		—		1,063,056		(1,063,056)		—		—
Domestic exchange settlement credits		20,655,999		(19,323,418)		1,332,581		(1,332,503)		—		78
Other financial instruments		953,137		(829,137)		124,000		(7,252)		—		116,748

	~~W~~	38,754,463	~~W~~	(20,152,555)	~~W~~	18,601,908	~~W~~	(16,801,118)	~~W~~	(219,719)	~~W~~	1,581,071

[1]	Includes repurchase agreements sold to customers.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

7. Due from Financial Institutions

Details of due from financial institutions as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	2017		2016
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.53	~~W~~	8,511,295	~~W~~	7,259,264
	Due from banks	KEB Hana Bank and others	0.00 ~ 1.86		2,267,778		1,233,368
	Due from others	Kyobo Securities Co., Ltd. and others	0.00 ~ 1.64		3,377,102		3,276,913

					14,156,175		11,769,545

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,670,935		2,025,373
	Time deposits in foreign currencies	AOZORA BANK and others	0.11 ~6.40		775,917		808,253
	Due from others	Societe Generale and others	0.00 ~5.02		616,634		723,002

					3,063,486		3,556,628

				~~W~~	17,219,661	~~W~~	15,326,173

Restricted cash from financial institutions as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Financial Institutions	2017		2016		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	8,511,295	~~W~~	7,259,264	Bank of Korea Act
	Due from banks	Citibank Korea Inc. and others		572,132		209,676	Deposits related to securitization and others
	Due from others	NH Investment Securities and others		371,398		580,655	Derivatives margin account and others

				9,454,825		8,049,595

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		619,130		564,099	Bank of Korea Act and others
	Time deposits in foreign currencies	China Construction Bank NY Branch and others		29,650		24,170	Bank Act of the State of New York and others
	Due from others	Societe Generale and others		509,484		664,082	Derivatives margin account and others

				1,158,264		1,252,351

			~~W~~	10,613,089	~~W~~	9,301,946

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

8. Assets pledged as collateral

Details of assets pledged as collateral as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	165,026	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		7,699,857	Repurchase agreements
	Korea Securities Depository and others		4,941,912	Securities borrowing transactions
	Samsung Futures Inc. and others		1,047,758	Derivatives transactions

			13,689,527

Available-for-sale financial assets	Korea Securities Depository and others		2,401,388	Repurchase agreements
	Korea Securities Depository and others		838,149	Securities borrowing transactions
	Bank of Korea		651,284	Borrowings from Bank of Korea
	Bank of Korea		750,254	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		221,004	Derivatives transactions

			4,862,079

Held-to-maturity financial assets	Korea Securities Depository and others		35,026	Repurchase agreements
	Bank of Korea		1,326,558	Borrowings from Bank of Korea
	Bank of Korea		1,204,990	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		330,316	Derivatives transactions
	Others		163,960	Others

			3,060,850

Mortgage loans	Others		319,064	Covered bond

Real estate	Natixis Real Estate Capital, LLC and others		778,789	Borrowings from Bank and others

		~~W~~	22,875,335

The Group provides ~~W~~ 3,185,601 million of its borrowing securities and securities held as collateral with KSFC and others as at December 31, 2017

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)		2016
Assets pledged	Pledgee	Carrying amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	~~W~~	159,736	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		5,977,536	Repurchase agreements
	Korea Securities Depository and others		2,392,945	Securities borrowing transactions
	Samsung Futures Inc. and others		2,170,588	Derivatives transactions

			10,541,069

Available-for-sale financial assets	Korea Securities Depository and others		3,314,106	Repurchase agreements
	Korea Securities Depository and others		193,028	Securities borrowing transactions
	Bank of Korea		490,297	Borrowings from Bank of Korea
	Bank of Korea		493,896	Settlement risk of Bank of Korea
	KEB Hana bank and other		1,084,500	Derivatives transactions
	Others		19,956	Others

			5,595,783

Held-to-maturity financial assets	Korea Securities Depository and others		44,988	Repurchase agreements
	Bank of Korea		1,251,011	Borrowings from Bank of Korea
	Bank of Korea		1,185,267	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		209,022	Derivatives transactions
	Others		296,632	Others

			2,986,920

Mortgage loans	Others		2,252,315	Covered bond

Real estate	Natixis Real Estate Capital, LLC and others		791,873	Borrowings from Bank and others

		~~W~~	22,327,696

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The fair values of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

	2017
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	2,677,878	~~W~~	—	~~W~~	2,677,878

(In millions of Korean won)	2016
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	2,990,908	~~W~~	—	~~W~~	2,990,908

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debentures in Korean won, financial debentures in foreign currencies, structured deposits in foreign currencies and others. And the Group applies cash flow hedge using interest rate swaps, cross currency swaps and others to hedge the risk of changes in cash flows of floating rate notes in Korean won, borrowings in foreign currencies and others. In addition, the Group applies net investment hedge accounting using currency forwards and designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of derivative financial instruments held for trading as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,770,568	~~W~~	4,952	~~W~~	528
Swaps		190,186,189		434,316		399,674
Options		13,560,861		137,958		234,474

		208,517,618		577,226		634,676

Currency
Forwards		64,308,472		1,261,491		1,233,633
Futures[1]		622,711		52		1,163
Swaps		29,769,290		847,506		759,757
Options		695,617		4,099		6,994

		95,396,090		2,113,148		2,001,547

Stock and index
Futures[1]		1,013,846		3,599		1,132
Swaps		5,623,391		112,929		96,894
Options		6,408,019		116,215		274,544

		13,045,256		232,743		372,570

Credit
Swaps		5,799,606		42,000		36,963

		5,799,606		42,000		36,963

Commodity
Futures[1]		4,791		112		19
Swaps		67,008		4,221		118
Options		245		1		—

		72,044		4,334		137

Other		1,955,581		28,591		8,721

	~~W~~	324,786,195	~~W~~	2,998,042	~~W~~	3,054,614

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,352,216	~~W~~	130	~~W~~	620
Swaps		138,697,962		695,474		676,887
Options		6,376,707		48,323		161,747

		149,426,885		743,927		839,254

Currency
Forwards		58,662,586		1,343,953		1,206,539
Futures[1]		482,323		1,210		—
Swaps		30,929,704		756,936		919,549
Options		487,937		4,955		4,557

		90,562,550		2,107,054		2,130,645

Stock and index
Futures[1]		823,202		9,438		170
Swaps		6,276,026		105,437		175,679
Options		10,641,997		259,896		511,218

		17,741,225		374,771		687,067

Credit
Swaps		5,219,740		55,207		49,653

		5,219,740		55,207		49,653

Commodity
Futures[1]		320		—		7
Swaps		12,240		766		4,765
Options		2,168		20		—

		14,728		786		4,772

Other		1,145,195		16,583		6,428

	~~W~~	264,110,323	~~W~~	3,298,328	~~W~~	3,717,819

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,919,935	~~W~~	47,856	~~W~~	49,962
Currency
Forwards		2,818,527		108,144		872
Other		50,000		775		70

	~~W~~	5,788,462	~~W~~	156,775	~~W~~	50,904

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,130,646	~~W~~	48,424	~~W~~	63,634
Currency
Forwards		433,831		1,912		17,454
Other		140,000		1,463		186

	~~W~~	3,704,477	~~W~~	51,799	~~W~~	81,274

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	2017		2016
Deposits in foreign currencies	~~W~~	32,051	~~W~~	—

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains(losses) on hedging instruments	~~W~~	93,112	~~W~~	(88,999)
Gains(losses) on the hedged items attributable to the hedged risk		(56,461)		91,167

	~~W~~	36,651	~~W~~	2,168

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	2,393,491	~~W~~	15,796	~~W~~	3,905
Currency
Swaps		2,396,957		117,597		33,342

	~~W~~	4,790,448	~~W~~	133,393	~~W~~	37,247

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,078,000	~~W~~	907	~~W~~	8,035
Currency
Swaps		362,550		29,888		—

	~~W~~	1,440,550	~~W~~	30,795	~~W~~	8,035

Gains and losses from hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains(losses) on hedging instruments	~~W~~	(112,513)	~~W~~	16,759
Effective gains(losses) from cash flow hedging instruments		(100,949)		16,238

Ineffective gains(losses) from cash flow hedging instruments	~~W~~	(11,564)	~~W~~	521

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	(100,949)	~~W~~	16,238
Amount reclassified from equity to profit or loss		126,239		(10,447)
Tax effect		(4,331)		(1,488)

	~~W~~	20,959	~~W~~	4,303

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as foreign operations net investments hedge as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	484,033	~~W~~	21,956	~~W~~	—

(In millions of Korean won)	2016
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	12,502	~~W~~	1,013	~~W~~	—

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Effective portion of gain(loss) on hedges of net investments in foreign operations	~~W~~	34,800	~~W~~	(9,360)
Ineffective portion of gain on hedges of net investments in foreign operations		1,129		—

Gains(losses) on hedging instruments	~~W~~	35,929	~~W~~	(9,360)

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	34,800	~~W~~	(9,360)
Tax effect		(8,186)		2,265

Amount recognized in other comprehensive income, net of tax	~~W~~	26,614	~~W~~	(7,095)

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	2017		2016
Financial debentures in foreign currencies	~~W~~	99,994	~~W~~	199,478

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

10. Loans

Details of loans as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Loans	~~W~~	291,513,253	~~W~~	267,045,265
Deferred loan origination fees and costs		719,816		718,625
Less: Allowances for loan losses		(2,110,231)		(2,277,756)

Carrying amount	~~W~~	290,122,838	~~W~~	265,486,134

Details of loans for other banks as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Loans	~~W~~	5,314,577	~~W~~	5,542,989
Less: Allowances for loan losses		(77)		(66)

Carrying amount	~~W~~	5,314,500	~~W~~	5,542,923

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	140,630,735	~~W~~	112,014,669	~~W~~	—	~~W~~	252,645,404
Loans in foreign currencies		121,166		3,078,907		—		3,200,073
Domestic import usance bills		—		2,128,868		—		2,128,868
Off-shore funding loans		—		730,817		—		730,817
Call loans		—		335,200		—		335,200
Bills bought in Korean won		—		4,168		—		4,168
Bills bought in foreign currencies		—		3,875,550		—		3,875,550
Guarantee payments under payment guarantee		105		6,373		—		6,478
Credit card receivables in Korean won		—		—		15,200,843		15,200,843
Credit card receivables in foreign currencies		—		—		4,004		4,004
Reverse repurchase agreements		—		1,197,700		—		1,197,700
Privately placed bonds		—		1,994,932		—		1,994,932
Factored receivables		51,401		1,419		—		52,820
Lease receivables		1,773,901		60,527		—		1,834,428
Loans for installment credit		3,693,672		13,535		—		3,707,207

		146,270,980		125,442,665		15,204,847		286,918,492

Proportion (%)		50.98		43.72		5.30		100.00
Less: Allowances		(429,299)		(1,231,589)		(449,266)		(2,110,154)

	~~W~~	145,841,681	~~W~~	124,211,076	~~W~~	14,755,581	~~W~~	284,808,338

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	130,381,597	~~W~~	101,541,864	~~W~~	—	~~W~~	231,923,461
Loans in foreign currencies		72,329		2,685,932		—		2,758,261
Domestic import usance bills		—		2,962,676		—		2,962,676
Off-shore funding loans		—		559,915		—		559,915
Call loans		—		263,831		—		263,831
Bills bought in Korean won		—		5,568		—		5,568
Bills bought in foreign currencies		—		2,834,171		—		2,834,171
Guarantee payments under payment guarantee		172		11,327		—		11,499
Credit card receivables in Korean won		—		—		13,525,992		13,525,992
Credit card receivables in foreign currencies		—		—		4,251		4,251
Reverse repurchase agreements		—		1,244,200		—		1,244,200
Privately placed bonds		—		1,468,179		—		1,468,179
Factored receivables		810,582		17,898		—		828,480
Lease receivables		1,470,503		66,764		—		1,537,267
Loans for installment credit		2,293,150		—		—		2,293,150

		135,028,333		113,662,325		13,530,243		262,220,901

Proportion (%)		51.49		43.35		5.16		100.00
Less: Allowances		(481,289)		(1,382,106)		(414,295)		(2,277,690)

	~~W~~	134,547,044	~~W~~	112,280,219	~~W~~	13,115,948	~~W~~	259,943,211

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The changes in deferred loan origination fees and costs for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Increase		Decrease		Business combination		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	663,041	~~W~~	334,438	~~W~~	(358,721)	~~W~~	12,532	~~W~~	(18,610)	~~W~~	632,680
Other origination costs		99,878		101,656		(75,267)		—		(2)		126,265

		762,919		436,094		(433,988)		12,532		(18,612)		758,945

Deferred loan origination fees
Loans in Korean won		19,845		7,904		(16,188)		—		—		11,561
Other origination fees		24,449		19,356		(16,228)		—		(9)		27,568

		44,294		27,260		(32,416)		—		(9)		39,129

	~~W~~	718,625	~~W~~	408,834	~~W~~	(401,572)	~~W~~	12,532	~~W~~	(18,603)	~~W~~	719,816

(In millions of Korean won)	2016
	Beginning		Increase		Decrease		Business combination		Others		Ending
Deferred loan origination costs
Loans in Korean won	~~W~~	659,553	~~W~~	368,551	~~W~~	383,926	~~W~~	18,863	~~W~~	—	~~W~~	663,041
Other origination costs		77,908		80,535		58,565		—		—		99,878

		737,461		449,086		442,491		18,863		—		762,919

Deferred loan origination fees
Loans in Korean won		43,720		13,204		37,442		363		—		19,845
Other origination fees		17,465		23,371		16,389		—		2		24,449

		61,185		36,575		53,831		363		2		44,294

	~~W~~	676,276	~~W~~	412,511	~~W~~	388,660	~~W~~	18,500	~~W~~	(2)	~~W~~	718,625

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756
Written-off		(242,003)		(390,668)		(400,385)		(1,033,056)
Recoveries from written-off loans		46,095		266,014		132,665		444,774
Sale and repurchase		(40,267)		(16,399)		—		(56,666)
Provision[1]		233,262		38,644		312,248		584,154
Business combination		9,679		50,227		—		59,906
Other changes		(58,756)		(98,324)		(9,557)		(166,637)

Ending	~~W~~	429,299	~~W~~	1,231,666	~~W~~	449,266	~~W~~	2,110,231

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	491,352	~~W~~	1,692,352	~~W~~	398,350	~~W~~	2,582,054
Written-off		(295,459)		(747,151)		(356,705)		(1,399,315)
Recoveries from written-off loans		167,033		214,915		133,456		515,404
Sale and repurchase		(23,046)		(55,151)		—		(78,197)
Provision[1]		82,035		252,195		244,569		578,799
Business combination		59,615		76,755		—		136,370
Other changes		(241)		(51,743)		(5,375)		(57,359)

Ending	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 23.(2)), provision (reversal) for financial guarantees contracts (Note 23.(3)), and provision (reversal) for other financial assets (Note 18.(2)).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	6,232,514	~~W~~	5,389,757
Financial bonds		11,324,330		11,186,427
Corporate bonds		5,133,226		4,594,741
Asset-backed securities		161,991		222,076
Others		2,316,277		1,593,569
Equity securities:
Stocks and others		1,009,190		424,637
Beneficiary certificates		3,925,910		2,615,962
Others		73,855		72,349

		30,177,293		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		66,969		237,595
Equity securities:
Stocks and others		67,828		65,591
Derivative-linked securities		1,613,404		1,361,591
Privately placed bonds		301,851		94,069

		2,050,052		1,758,846

Total financial assets at fair value through profit or loss	~~W~~	32,227,345	~~W~~	27,858,364

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	3,629,479	~~W~~	7,110,899
Financial bonds		20,946,100		11,172,159
Corporate bonds		10,570,501		5,904,414
Asset-backed securities		2,402,437		2,729,749
Others		1,410,884		528,531
Equity securities:
Stocks		3,077,748		2,590,989
Equity investments and others		459,808		402,659
Beneficiary certificates		5,619,306		3,530,893

		48,116,263		33,970,293

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,448,471		2,218,274
Financial bonds		2,474,841		1,868,928
Corporate bonds		6,218,723		3,487,787
Asset-backed securities		4,305,678		3,602,515
Others		44,267		—

		18,491,980		11,177,504

Total financial investments	~~W~~	66,608,243	~~W~~	45,147,797

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(47,917)	~~W~~	—	~~W~~	(47,917)

(In millions of Korean won)	2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(35,216)	~~W~~	328	~~W~~	(34,888)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

13. Investments in Associates and Joint Ventures

Investments in associates and joint ventures as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st [2]	15.19	~~W~~	1,671	~~W~~	1,601	~~W~~	1,601	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		134,891		131,420	Investment finance	Korea
KB-KDBC New Technology Business Fund [12]	66.66		5,000		4,972		4,972	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,122		19,709	Investment finance	Korea
Sun Surgery Center Inc.	28.00		2,682		2,682		2,682	Hospital	United States of America
Dae-A Leisure Co.,Ltd. [7]	49.36		—		1,017		—	Earth works	Korea
Doosung Metal Co., Ltd. [7]	26.52		—		(20)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[2]	12.61		101,794		105,190		105,190	Investment finance	Korea
Bungaejangter Inc.	22.69		3,484		3,484		3,484	Portals and other internet information media service activities
Aju Good Technology Venture Fund	38.46		8,230		7,856		8,230	Investment finance	Korea
Acts Co.,Ltd.	27.78		500		500		500	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		14,099		8,070	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[2]	14.99		9,158		(16,202)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd. [7]	42.88		—		(436)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd. [7]	41.01		—		(223)		127	Screen printing	Korea
Daesang Techlon Co.,Ltd.[7]	47.73		—		97		—	Manufacture of plastic wires, bars, pipes, tubes and hoses	Korea
Dongjo Co.,Ltd.[7]	29.29		—		691		—	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd. [7]	38.62		—		155		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		325		440	Big data consulting
Builton Co., Ltd.	22.22		800		800		800	Software development and supply	Korea
Shinla Construction Co., Ltd. [7]	20.24		—		(553)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd. [7]	26.24		—		(103)		138	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd. [2]	12.61		1,500		1,500		1,500	Manufacture of electric power storage system

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

MJT&I Co., Ltd. [7]	22.89		—		(601)		127	Wholesale of other goods	Korea
Inno Lending Co.,Ltd.[2]	19.90		398		230		230	Credit rating model development	Korea
Jaeyang Industry Co., Ltd. [7]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co.,Ltd.[7]	25.53		—		1,664		—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co.,Ltd.[7]	30.04		—		(173)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd. [7]	24.06		—		36		20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co.,Ltd.	24.06		800		800		800	System software publishing	Korea
Food Factory Co., Ltd.	30.00		1,000		1,000		1,000	Farm product distribution industry	Korea
Korea NM Tech Co.,Ltd.[7]	22.41		—		580		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[2,11]	0.03		3		3		3	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company2 3	0.10		10		20		20	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,4]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,5]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2,6]	0.31		10		19		19	SPAC	Korea
KB Private Equity FundIII[2]	15.68		8,000		7,899		7,899	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		5,056		5,056	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		6,485		7,506		7,120	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No.2	25.00		12,970		17,213		17,213	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,761		1,761	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,500		2,345		2,345	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		82		543		543	Investment finance	Korea

		~~W~~	319,573	~~W~~	329,875	~~W~~	335,070

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	December 31, 2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
JSC Bank CenterCredit
Ordinary share[10]	29.56
Preference share[10]	93.15	~~W~~	954,104	~~W~~	(32,191)	~~W~~	—	Banking	Kazakhstan
KB GwS Private Securities Investment Trust	26.74		113,880		133,150		129,678	Investment finance	Korea
KB-Glenwood Private Equity Fund[2,11]	0.03		10		10		10	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,220		19,807	Investment finance	Korea
Doosung Metal Co., Ltd.[7]	26.52		—		(51)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[2]	12.61		130,189		133,200		133,200	Investment finance	Korea
IMM Investment 5th PRIVATE EQUITY FUND[8]	98.88		10,000		9,999		9,999	Private equity fund	Korea
Aju Good Technology Venture Fund	38.46		1,998		1,949		1,998	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		26,311		5,693	Installment loan	Korea
Wise Asset Management Co., Ltd.[9]	33.00		—		—		—	Asset management	Korea
isMedia Co., Ltd.	22.87		3,978		3,978		3,978	Semiconductor instrument manufacture	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		728		728	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[7]	42.88		—		(423)		—	Wholesale of primary metal	Korea
KB Insurance Co., Ltd. [1]	39.81		1,052,759		1,393,320		1,392,194	Non-life insurance	Korea
Kendae Co., Ltd.[7]	41.01		—		(351)		—	Screen printing	Korea
Dpaps Co., Ltd.[7]	38.62		—		151		—	Wholesale of paper products	Korea
Shinla Construction Co., Ltd.[7]	20.24		—		(545)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[7]	26.24		—		(138)		103	Manufacture of underwears and sleepwears	Korea
MJT&I Co., Ltd.[7]	22.89		—		(542)		232	Wholesale of other goods	Korea
Inno Lending Co.,Ltd.[2]	19.90		398		378		378	Credit rating model development	Korea
Ejade Co., Ltd.[7]	25.81		—		(523)		—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[7]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Terra Co., Ltd.[7]	24.06		—		44		28	Manufacture of hand-operated kitchen appliances and metal ware	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,396		2,396	Investment finance	Korea
KB No.8 Special Purpose Acquisition Company[2,3]	0.10		10		19		19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,4]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,5]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2]	4.76		10		13		13	SPAC	Korea
KB Private Equity FundIII[2]	15.68		8,000		8,000		8,000	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,853		4,853	Credit information	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		23,985		25,105		24,719	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,789		24,789	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,850		1,850	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,957		3,957	Investment finance	Korea

		~~W~~	2,391,570	~~W~~	1,761,185	~~W~~	1,770,673

[1]	The market value of KB Insurance Co., Ltd., reflecting the quoted market price, as of December 31, 2016, amounts to ~~W~~ 522,288 million.
[2]	As of December 31, 2017 and 2016, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[3]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017, and 2016 amounts to ~~W~~ 20 million and ~~W~~ 20 million.
[4]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017 and 2016, amounts to ~~W~~ 31 million and ~~W~~ 31 million, respectively
[5]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017 and 2016, amounts to ~~W~~ 20 million and ~~W~~ 20 million, respectively
[6]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2017, amounts to ~~W~~ 20 million.
[7]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.
[8]	Although the Group holds a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the Group has been classified the entity as investment in associates.
[9]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[10]	Market values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2016, are ~~W~~ 29,358 million. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit. On April 18, 2017, the Group transfered the entire shares of JSC Bank CenterCredit held by the Group.
[11]	KB-Glenwood Private Equity Fund changed the name to KB IGen Private Equity Fund No. 1.
[12]	In order to take control over the related operations, the agreement from two operative members are required. As such, the group cannot control the investee alone, and the equity method is applied.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and joint ventures and dividends received from the associates and joint ventures are as follows:

(In millions of Korean won)	2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,908	~~W~~	30	~~W~~	11,000	~~W~~	10,878	~~W~~	1,601	~~W~~	—	~~W~~	1,601
KB GwS Private Securities Investment Trust		505,115		741		425,814		504,374		134,891		(3,471)		131,420
KB-KDBC New Technology Business Investment Fund		7,503		45		7,500		7,458		4,972		—		4,972
KB Star office Private real estate Investment Trust No.1		216,041		120,462		95,000		95,579		20,122		(413)		19,709
Sun Surgery Center Inc		9,579		—		43		9,579		2,682		—		2,682
RAND Bio Science Co., Ltd.		1,876		7		71		1,869		2,000		—		2,000
Balhae Infrastructure Company		836,309		1,800		807,567		834,509		105,190		—		105,190
Bungaejangter Inc.		5,592		3,450		43		2,142		3,484		—		3,484
Aju Good Technology Venture Fund		20,676		250		21,400		20,426		7,856		374		8,230
Acts Co., Ltd.		6,741		6,894		117		(153)		500		—		500
SY Auto Capital Co., Ltd.		79,845		51,071		20,000		28,774		14,099		(6,029)		8,070
Incheon Bridge Co., Ltd.		646,811		754,900		61,096		(108,089)		(16,202)		16,202		—
Big Dipper Co., Ltd.		1,138		30		1,500		1,108		325		115		440
Builton Co., Ltd.		1,418		808		321		610		800		—		800
A-PRO Co., Ltd.		8,692		5,681		43		3,011		1,500		—		1,500
Inno Lending Co.,Ltd.		1,184		28		2,000		1,156		230		—		230
Paycoms Co.,Ltd.		1,898		1,374		810		524		800		—		800
Food Factory Co., Ltd.		3,501		3,552		—		(51)		1,000		—		1,000
KB IGen Private Equity Fund No. 1		7,666		9		11,230		7,657		3		—		3
KB No.8 Special Purpose Acquisition Company		22,920		2,369		1,031		20,551		20		—		20
KB No.9 Special Purpose Acquisition Company		29,963		2,566		1,382		27,397		31		—		31
KB No.10 Special Purpose Acquisition Company		11,858		1,675		521		10,183		20		—		20
KB No.11 Special Purpose Acquisition Company		6,730		717		321		6,013		19		—		19
KB Private Equity FundIII		50,357		—		51,000		50,357		7,899		—		7,899
Korea Credit Bureau Co., Ltd.		75,504		19,323		10,000		56,181		5,056		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		15,017		3		12,970		15,014		7,506		(386)		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		70,166		1,315		51,880		68,851		17,213		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		170,155		133,034		34,114		37,121		1,761		—		1,761
POSCO-KB Shipbuilding Fund		7,752		247		8,000		7,505		2,345		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		2,466		339		320		2,127		543		—		543

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2017
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	394	~~W~~	(60)	~~W~~	(62)	~~W~~	(122)	~~W~~	—
KB GwS Private Securities Investment Trust		35,002		34,004		—		34,004		7,350
KB-KDBC New Technology Business Investment Fund		3		(42)		—		(42)		—
KB Star office Private real estate Investment Trust No.1		13,071		5,684		—		5,684		1,295
Sun Surgery Center Inc.		—		—		—		—		—
RAND Bio Science Co., Ltd.		—		(607)		—		(607)		—
Balhae Infrastructure Company		113,441		104,942		—		104,942		12,842
Bungaejangter Inc.		406		48		—		48		—
Aju Good Technology Venture Fund		660		(841)		—		(841)		—
Acts Co.,Ltd.		3,537		(578)		—		(578)		—
SY Auto Capital Co., Ltd.		15,783		2,490		(27)		2,463		—
Incheon Bridge Co., Ltd.		90,691		(8,719)		—		(8,719)		—
Big Dipper Co., Ltd.		140		(392)		—		(392)		—
Builton Co., Ltd.		1,433		58		—		58		—
A-PRO Co., Ltd.		12,226		661		—		661		—
Inno Lending Co., Ltd.		(751)		(749)		—		(749)		—
Paycoms Co.,Ltd.		303		(170)		—		(170)		—
Food Factory Co., Ltd.		3,324		(1,036)		—		(1,036)		—
KB IGen Private Equity Fund No. 1		—		172		—		172		—
KB No.8 Special Purpose Acquisition Company		—		73		—		73		—
KB No.9 Special Purpose Acquisition Company		—		223		—		223		—
KB No.10 Special Purpose Acquisition Company		—		29		—		29		—
KB No.11 Special Purpose Acquisition Company		—		(262)		—		(262)		—
KB Private Equity FundIII		—		(545)		—		(545)		—
Korea Credit Bureau Co., Ltd.		68,750		3,580		—		3,580		149
KoFC KBIC Frontier Champ 2010-5(PEF)		2,728		(294)		142		(152)		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		21,916		8,624		129		8,753		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		5,391		(1,507)		—		(1,507)		—
POSCO-KB Shipbuilding Fund		23		(495)		—		(495)		—
Hyundai-Tongyang Agrifood Private Equity Fund		4,159		3,231		—		3,231		407

[1]	The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
JSC Bank CenterCredit	~~W~~	4,510,673	~~W~~	4,578,854	~~W~~	546,794	~~W~~	(68,181)	~~W~~	(32,191)	~~W~~	32,191	~~W~~	—
KB GwS Private Securities Investment Trust		498,606		741		425,814		497,865		133,150		(3,472)		129,678
KB-Glenwood Private Equity Fund		30,558		3,204		31,100		27,354		10		—		10
KB Star office Private real estate Investment Trust No.1		216,988		120,943		95,000		96,045		20,220		(413)		19,807
RAND Bio Science Co., Ltd.		2,720		5		83		2,715		2,000		—		2,000
Balhae Infrastructure Fund		1,059,008		2,288		1,061,216		1,056,720		133,200		—		133,200
IMM Investment 5th PRIVATE EQUITY FUND		10,114		1		10,114		10,113		9,999		—		9,999
Aju Good Technology Venture Fund		5,249		181		5,200		5,068		1,949		49		1,998
SY Auto Capital Co., Ltd.		65,292		38,981		20,000		26,311		26,311		(20,618)		5,693
isMedia Co., Ltd.[2]		41,192		20,925		2,520		20,267		3,978		—		3,978
Incheon Bridge Co., Ltd.		660,858		656,000		164,621		4,858		728		—		728
KB Insurance Co., Ltd. (initial acquisition 22.59%)		30,949,859		27,357,084		33,250		3,592,775		810,704
(additional acquisition 10.70%)		31,071,846		27,386,605		33,250		3,685,241		393,678		(1,126)		1,392,194
(additional acquisition 6.52%)[3]		30,038,426		27,136,518		33,250		2,901,908		188,938
Inno Lending Co., Ltd.		1,903		1		2,000		1,902		378		—		378
KBIC Private Equity Fund No. 3		119,885		76		102,500		119,809		2,396		—		2,396
KB No.8 Special Purpose Acquisition Company		22,743		2,265		1,031		20,478		19		—		19
KB No.9 Special Purpose Acquisition Company		29,677		2,503		1,382		27,174		31		—		31
KB No.10 Special Purpose Acquisition Company		11,795		1,628		521		10,167		20		—		20
KB No.11 Special Purpose Acquisition Company		991		714		21		277		13		—		13
KB Private Equity FundIII[2]		51,000		—		51,000		51,000		8,000		—		8,000
Korea Credit Bureau Co., Ltd.		71,245		17,322		10,000		53,923		4,853		—		4,853
KoFC KBIC Frontier Champ 2010-5(PEF)		50,213		2		47,970		50,211		25,105		(386)		24,719
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		100,252		1,094		90,800		99,158		24,789		—		24,789
Keystone-Hyundai Securities No. 1 Private Equity Fund		112,865		73,429		34,114		39,436		1,850		—		1,850
Hyundai-Tongyang Agrifood Private Equity Fund		15,910		375		15,360		15,535		3,957		—		3,957

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
JSC Bank CenterCredit	~~W~~	157,996	~~W~~	(13,912)	~~W~~	(15,374)	~~W~~	(29,286)	~~W~~	1
KB GwS Private Securities Investment Trust		36,502		35,513		—		35,513		7,355
KB-Glenwood Private Equity Fund		—		(542)		—		(542)		—
KB Star office Private real estate Investment Trust No.1		16,314		7,460		—		7,460		1,679
RAND Bio Science Co., Ltd.		—		(112)		—		(112)		—
Balhae Infrastructure Fund		55,541		46,428		—		46,428		5,654
IMM Investment 5th PRIVATE EQUITY FUND		—		(1)		—		(1)		—
Aju Good Technology Venture Fund		50		(128)		—		(128)		—
SY Auto Capital Co., Ltd.		20,340		6,962		—		6,962		—
Incheon Bridge Co., Ltd.		98,341		17,449		—		17,449		—
KB Insurance Co., Ltd.
(initial acquisition 22.59%)		11,229,942		253,362		(19,150)		234,212		7,989
(additional acquisition 10.70%)		11,247,685		274,678		(39,203)		235,475
Inno Lending Co., Ltd.		—		(98)		—		(98)		—
KBIC Private Equity Fund No. 3		2,641		2,361		—		2,361		—
KB No.8 Special Purpose Acquisition Company		—		317		276		593		—
KB No.9 Special Purpose Acquisition Company		—		129		25,392		25,521		—
KB No.10 Special Purpose Acquisition Company		—		(22)		—		(22)		—
KB No.11 Special Purpose Acquisition Company		—		(12)		—		(12)		—
Korea Credit Bureau Co., Ltd.		59,868		3,517		—		3,517		135
KoFC KBIC Frontier Champ 2010-5(PEF)		3,045		2,001		2,390		4,391		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		22,411		15,002		872		15,874		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		197		(626)		—		(626)		—
Hyundai-Tongyang Agrifood Private Equity Fund		519		(5,258)		—		(5,258)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	Details of profit or loss are not disclosed as the entity is classified as an associate during the fourth quarter.
[3]	Details of profit or loss are not disclosed as the 3rd share acquisition of KB Insurance Co., Ltd. occurred on December 29, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity method accounting		Other comprehensive income		Others		Ending
Associates and Joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	—	~~W~~	1,671	~~W~~	—	~~W~~	—	~~W~~	(60)	~~W~~	(10)	~~W~~	—	~~W~~	1,601
KB GwS Private Securities Investment Trust		129,678		—		—		(7,350)		9,092		—		—		131,420
KB-KDBC New Technology Business Investment Fund		—		5,000		—		—		(28)		—		—		4,972
KB Star office Private real estate Investment Trust No.1		19,807		—		—		(1,295)		1,197		—		—		19,709
Sun Surgery Center Inc.		—		2,682		—		—		—		—		—		2,682
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		(10)		—		—		—		—		—
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Balhae Infrastructure Company		133,200		806		(29,202)		(12,842)		13,228		—		—		105,190
Bungaejanter Inc.		—		3,484		—		—		—		—		—		3,484
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(35,185)		—		(14)		—		—		—
Aju Good Technology Venture Fund		1,998		6,232		—		—		—		—		—		8,230
Acts Co.,Ltd.		—		500		—		—		—		—		—		500
SY Auto Capital Co., Ltd.		5,693		—		—		—		2,390		(13)		—		8,070
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—		—
Incheon Bridge Co., Ltd.		728		—		(728)		—		—		—		—		—
KB Insurance Co., Ltd.[1]		1,392,194		—		(1,417,397)		(15,884)		38,873		2,214		—		—
Kendae Co., Ltd.		—		—		—		—		127		—		—		127
Big Dipper Co.Ltd.		—		440		—		—		—		—		—		440
Builton Co., Ltd.		—		800		—		—		—		—		—		800
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		—		138
A-PRO Co., Ltd.		—		1,500		—		—		—		—		—		1,500
MJT&I Co., Ltd.		232		—		—		—		(105)		—		—		127
Inno Lending Co.,Ltd		378		—		—		—		(148)		—		—		230
Korbi Co., Ltd.		—		750		(750)		—		—		—		—		—
Terra Co., Ltd.		28		—		—		—		(8)		—		—		20
Paycoms Co., Ltd.		—		800		—		—		—		—		—		800
Food Factory Co., Ltd.		—		1,000		—		—		—		—		—		1,000
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

KB IGen Private Equity Fund No. 1		10		—		(7)		—		—		—		—		3
KB No.8 Special Purpose Acquisition Company		19		—		—		—		1		—		—		20
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company[2]		13		—		—		—		(2)		(3)		11		19
KB Private Equity FundIII		8,000		—		—		—		(101)		—		—		7,899
Korea Credit Bureau Co., Ltd.		4,853		—		—		(149)		352		—		—		5,056
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		(17,500)		—		(170)		71		—		7,120
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		(9,730)		—		2,121		33		—		17,213
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(85)		(4)		—		1,761
POSCO-KB Shipbuilding Fund		—		2,500		—		—		(155)		—		—		2,345
Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		(3,830)		(407)		823		—		—		543

	~~W~~	1,770,673	~~W~~	53,375	~~W~~	(1,522,511)	~~W~~	(37,927)	~~W~~	69,161	~~W~~	2,288	~~W~~	11	~~W~~	335,070

[1]	KB Insurance Co., Ltd. is included as a subsidiary in 2nd quarter of 2017.
[2]	Other gain of KB No.11 Special Purpose Acquisition Company amounting to ~~W~~11 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Gain on disposal of investments in associates and joint ventures for year ended December 31, 2017, amounts to ~~W~~ 15,113million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity method accounting		Other compre hensive income (loss)		Others		Ending
Associates
JSC Bank CenterCredit	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(1)	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	—
KB GwS Private Securities Investment Trust		127,539		—		—		(7,355)		9,494		—		—		129,678
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB Star office Private real estate Investment Trust No.1		19,915		—		—		(1,679)		1,571		—		—		19,807
RAND Bio Science Co., Ltd.		—		2,000		—		—		—		—		—		2,000
Balhae Infrastructure Fund		128,275		4,727		—		(5,654)		5,852		—		—		133,200
IMM Investment 5th PRIVATE EQUITY FUND		—		10,000		—		—		(1)		—		—		9,999
Aju Good Technology Venture Fund		—		2,000		(2)		—		—		—		—		1,998
SY Auto Capital Co., Ltd.		9,481		—		—		—		(3,788)		—		—		5,693
UAMCO., Ltd.		129,707		—		(101,740)		(26,961)		(1,006)		—		—		—
United PF 1st Recovery Private Equity Fund		183,117		—		(190,863)		—		7,746		—		—		—
isMedia Co. Ltd		—		3,978		—		—		—		—		—		3,978
Incheon Bridge Co., Ltd.		—		—		—		—		728		—		—		728
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—
KB Insurance Co., Ltd.		1,077,014		170,625		—		(7,989)		160,954		(8,410)		—		1,392,194
Shinhwa Underwear Co., Ltd.		56		—		—		—		47		—		—		103
Sawnics Co., Ltd.		1,397		—		(1,223)		—		(174)		—		—		—
MJT&I Co., Ltd.		149		—		—		—		83		—		—		232
Inno Lending Co.,Ltd.		—		398		—		—		(20)		—		—		378
Terra Co., Ltd.		21		—		—		—		7		—		—		28
KBIC Private Equity Fund No. 3		2,348		—		—		—		48		—		—		2,396
KB No.5 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No.6 Special Purpose Acquisition Company		78		—		(78)		—		—		—		—		—
KB No.7 Special Purpose Acquisition Company		88		—		(88)		—		—		—		—		—
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company [2]		15		4,082		(4,074)		—		—		—		8		31
KB No.10 Special Purpose Acquisition Company [3]		—		10		—		—		—		—		10		20
KB No.11 Special Purpose Acquisition Company		—		10		—		—		(1)		4		—		13
KB Private Equity FundIII		—		8,000		—		—		—		—		—		8,000
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		408		—		—		4,853

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(2,900)		—		916		1,195		—		24,719
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		28,470		3,751		(12,000)		—		4,578		(10)		—		24,789
Keystone-Hyundai Securities No. 1 Private Equity Fund [4]		—		—		—		—		(3)		11		1,842		1,850
Hyundai-Tongyang Agrifood Private Equity Fund[5]		—		—		—		—		(688)		—		4,645		3,957
Hyundai Securities Co., Ltd.[6]		—		1,349,150		(1,459,604)		—		112,931		(2,477)		—		—

	~~W~~	1,737,840	~~W~~	1,558,731	~~W~~	(1,772,592)	~~W~~	(49,774)	~~W~~	299,650	~~W~~	(9,687)	~~W~~	6,505	~~W~~	1,770,673

[1]	Among the gain on valuation of equity method investments, ~~W~~ 75,097 million includes the gains on bargain purchase
[2]	Other gain of KB No.9 Special Purpose Acquisition Company amounting to ~~W~~8 million represents the changes in interests due to unequal share capital increase in the associate.
[3]	Other gain of KB No.10 Special Purpose Acquisition Company amounting to ~~W~~10 million represents the changes in interests due to unequal share capital increase in the associate.
[4]	Other gain of Keystone-Hyundai Securities No. 1 Private Equity Fund amounting ~~W~~ 1,842 million represents the Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope.
[5]	Other gain of Hyundai-Tongyang Agrifood Private Equity Fund amounting ~~W~~ 4,645 million represents the Hyundai Securities Co., Ltd.’s inclusion of the consolidation scope.
[6]	Hyundai Securities Co., Ltd. is included as a subsidiary in fourth quarter, 2016.
[7]	Loss on disposal of investments in associates for the year ended December 31, 2016, amounts to ~~W~~ 18,812 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Accumulated unrecognized share of losses in investments in associates and joint ventures due to discontinuation of applying the equity method for the years ended December 31, 2017 and 2016, are as follows:

	2017				2016
	Unrecognized loss		Accumulated unrecognized loss		Unrecognized loss		Accumulated unrecognized loss
Doosung Metal Co., Ltd	~~W~~	(31)	~~W~~	23	~~W~~	5	~~W~~	54
Incheon Bridge Co., Ltd.		16,202		16,202		(1,879)		—
Jungdong Steel Co., Ltd.		13		489		476		476
Dpaps Co., Ltd.		(4)		184		188		188
Shinla Construction Co., Ltd.		7		183		27		175
Ejade Co., Ltd.		(1,118)		—		1,112		1,112
JSC Bank CenterCredit		(108,761)		—		5,308		108,761
Myeongwon Tech Co., Ltd		—		—		(43)		—

14. Property and Equipment, and Investment Properties

Details of property and equipment as of December 31, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,475,372	~~W~~	—	~~W~~	(1,018)	~~W~~	2,474,354
Buildings		2,061,717		(684,705)		(5,859)		1,371,153
Leasehold improvements		783,446		(693,717)		—		89,729
Equipment and vehicles		1,699,563		(1,456,358)		—		243,205
Construction in progress		14,808		—		—		14,808
Financial lease assets		34,789		(26,341)		—		8,448

	~~W~~	7,069,695	~~W~~	(2,861,121)	~~W~~	(6,877)	~~W~~	4,201,697

	2016
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,325,568	~~W~~	—	~~W~~	(1,018)	~~W~~	2,324,550
Buildings		1,469,894		(482,319)		(5,859)		981,716
Leasehold improvements		711,316		(637,588)		—		73,728
Equipment and vehicles		1,591,143		(1,353,935)		(6,938)		230,270
Construction in progress		4,205		—		—		4,205
Financial lease assets		34,111		(21,312)		—		12,799

	~~W~~	6,136,237	~~W~~	(2,495,154)	~~W~~	(13,815)	~~W~~	3,627,268

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The changes in property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
Land	~~W~~	2,324,550	~~W~~	35,242	~~W~~	(89,338)	~~W~~	(11,203)	~~W~~	—	~~W~~	215,274	~~W~~	(171)	~~W~~	2,474,354
Buildings		981,716		14,611		31,608		(12,314)		(48,280)		403,816		(4)		1,371,153
Leasehold improvement		73,728		10,973		57,663		(858)		(66,279)		497		14,005		89,729
Equipment and vehicles		230,270		124,702		(16,695)		(452)		(138,317)		42,703		994		243,205
Construction in-progress		4,205		112,840		(102,352)		—		—		127		(12)		14,808
Financial lease assets		12,799		679		—		—		(5,030)		—		—		8,448

	~~W~~	3,627,268	~~W~~	299,047	~~W~~	(119,114)	~~W~~	(24,827)	~~W~~	(257,906)	~~W~~	662,417	~~W~~	14,812	~~W~~	4,201,697

(In millions of Korean won)	2016
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business combination		Others		Ending
Land	~~W~~	2,080,686	~~W~~	98,566	~~W~~	71,086	~~W~~	(127)	~~W~~	—	~~W~~	74,319	~~W~~	20	~~W~~	2,324,550
Buildings		936,813		4,008		34,811		(545)		(33,385)		39,950		64		981,716
Leasehold improvement		54,844		7,843		48,504		(1,033)		(50,200)		3,431		10,339		73,728
Equipment and vehicles		194,492		141,546		—		(1,553)		(131,926)		21,196		6,515		230,270
Construction in-progress		635		144,589		(141,020)		—		—		—		1		4,205
Financial lease assets		19,913		605		—		—		(7,719)		—		—		12,799

	~~W~~	3,287,383	~~W~~	397,157	~~W~~	13,381	~~W~~	(3,258)	~~W~~	(223,230)	~~W~~	138,896	~~W~~	16,939	~~W~~	3,627,268

[1]	Including transfers with investment property and assets held for sale.
[2]	Including depreciation cost and others ~~W~~ 157 million and ~~W~~ 212 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2017 and 2016, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

2017
Beginning		Impairment		Reversal		Business combination		Disposal and Others		Ending
~~W~~	(13,815)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(6,938)	~~W~~	(6,877)

2016
Beginning		Impairment	Reversal	Business combination	Others	Ending
~~W~~	(6,877)	~~W~~ —	~~W~~3,383	~~W~~(10,321)	~~W~~ —	~~W~~(13,815)

Details of investment property as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	252,234	~~W~~	—	~~W~~	(738)	~~W~~	251,496
Buildings		719,920		(122,935)		—		596,985

	~~W~~	972,154	~~W~~	(122,935)	~~W~~	(738)	~~W~~	848,481

(In millions of Korean won)	2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	203,795	~~W~~	—	~~W~~	(1,404)	~~W~~	202,391
Buildings		616,085		(63,465)		—		552,620

	~~W~~	819,880	~~W~~	(63,465)	~~W~~	(1,404)	~~W~~	755,011

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Fair value		Valuation technique	Inputs
Land and buildings	~~W~~	35,886	Cost Approach Method	- Price per square meter - Replacement cost
		178,083	Market comparison method	- Price per square meter
		679,614	Income approach	- Discount rate - Capitalization rate - Vacancy rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

As of December 31, 2017 and 2016, fair values of the investment properties amount to ~~W~~ 893,583 million and ~~W~~ 786,506 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2017 and 2016, amounts to ~~W~~ 59,259 million and ~~W~~ 12,884 million, respectively.

The changes in investment property for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition		Transfers		Disposal		Depreciation		Business combination		Others		Ending
Land	~~W~~	202,391	~~W~~	—	~~W~~	(39,533)	~~W~~	(330)	~~W~~	—	~~W~~	91,618	~~W~~	(2,650)	~~W~~	251,496
Buildings		552,620		262		(33,737)		(1,263)		(20,096)		141,106		(41,907)		596,985

	~~W~~	755,011	~~W~~	262	~~W~~	(73,270)	~~W~~	(1,593)	~~W~~	(20,096)	~~W~~	232,724	~~W~~	(44,557)	~~W~~	848,481

(In millions of Korean won)	2016
	Beginning		Acquisition		Transfers		Depreciation		Business combination		Others		Ending
Land	~~W~~	124,553	~~W~~	—	~~W~~	(17,184)	~~W~~	—	~~W~~	92,826	~~W~~	2,196	~~W~~	202,391
Buildings		87,262		1,254		(8,108)		(2,531)		441,905		32,838		552,620

	~~W~~	211,815	~~W~~	1,254	~~W~~	(25,292)	~~W~~	(2,531)	~~W~~	534,731	~~W~~	35,034	~~W~~	755,011

15. Intangible Assets

Details of intangible assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	344,799	~~W~~	—	~~W~~	(70,517)	~~W~~	(832)	~~W~~	273,450
Other intangible assets		4,012,563		(1,299,879)		(43,074)		—		2,669,610

	~~W~~	4,357,362	~~W~~	(1,299,879)	~~W~~	(113,591)	~~W~~	(832)	~~W~~	2,943,060

(In millions of Korean won)			2016
			Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill			~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets				1,312,732		(877,881)		(44,927)		389,924

			~~W~~	1,644,439	~~W~~	(877,881)	~~W~~	(114,242)	~~W~~	652,316

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of goodwill as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		1,202
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securites Vietnam joint stock company[2]		13,092		12,260		—		—

	~~W~~	344,799	~~W~~	273,450	~~W~~	331,707	~~W~~	262,392

[1]	The amount occurred from formerly known as KB Investment&Securities Co., Ltd.
[2]	MARITIME SECURITIES INCORPORATION changed the name to KB Securites Vietnam joint stock company

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

2017
Beginning		Impairment		Others		Ending
~~W~~	(69,315)	~~W~~	(1,202)	~~W~~	—	~~W~~	(70,517)

(In millions of Korean won)

2016
Beginning		Impairment		Others		Ending
~~W~~	(69,315)	~~W~~	—	~~W~~	—	~~W~~	(69,315)

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2017, are as follows:

(In millions of Korean won)	Housing & Commercial Bank				KB Cambodia Bank		KB Securities Co., Ltd.[1]		KB Capital Co., Ltd.		KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		Total
	Retail Banking		Corporate Banking
Carrying amounts	~~W~~	49,315	~~W~~	15,973	~~W~~	—	~~W~~	58,889	~~W~~	79,609	~~W~~	57,404	~~W~~	261,190
Recoverable amount exceeded carrying amount		8,957,260		3,448,191		—		145,177		623,381		51,402		13,225,411
Discount rate (%)		20.47		20.81		27.57		25.71		13.00		14.91
Permanent growth rate (%)		1.00		1.00		1.00		1.00		1.00		1.00

[1]	The amount occurred from formerly known as KB Investment&Securities Co., Ltd.
[2]	Goodwill occurred from a business combination during 2017 has not been tested for impairment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% for all other cash-generating units. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Details of intangible assets, excluding goodwill, as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,497	~~W~~	(2,399)	~~W~~	—	~~W~~	7,098
Software		1,062,699		(885,133)		—		177,566
Other intangible assets		501,874		(211,321)		(43,074)		247,479
Value of Business Aquired (VOBA)		2,395,291		(179,193)		—		2,216,098
Finance leases assets		43,202		(21,833)		—		21,369

	~~W~~	4,012,563	~~W~~	(1,299,879)	~~W~~	(43,074)	~~W~~	2,669,610

(In millions of Korean won)	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,617	~~W~~	(1,612)	~~W~~	—	~~W~~	3,005
Software		887,098		(749,997)		—		137,101
Other intangible assets		378,608		(111,814)		(44,927)		221,867
Finance leases assets		42,409		(14,458)		—		27,951

	~~W~~	1,312,732	~~W~~	(877,881)	~~W~~	(44,927)	~~W~~	389,924

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	3,005	~~W~~	4,772	~~W~~	(8)	~~W~~	—	~~W~~	(683)	~~W~~	—	~~W~~	12	~~W~~	7,098
Software		137,101		86,768		(48)		1,404		(66,655)		20,396		(1,400)		177,566
Other intangible assets[2]		221,867		20,354		(7,054)		14,401		(18,437)		18,362		(2,014)		247,479
Value of Business Aquired (VOBA)		—		—		—		—		(179,193)		2,395,291		—		2,216,098
Finance leases assets		27,951		792		—		—		(7,374)		—		—		21,369

	~~W~~	389,924	~~W~~	112,686	~~W~~	(7,110)	~~W~~	15,805	~~W~~	(272,342)	~~W~~	2,434,049	~~W~~	(3,402)	~~W~~	2,669,610

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Business combination		Others		Ending
Industrial property rights	~~W~~	320	~~W~~	` 3,073	~~W~~	—	~~W~~	—	~~W~~	(388)	~~W~~	—	~~W~~	—	~~W~~	3,005
Software		75,009		91,631		—		—		(41,540)		11,998		3		137,101
Other intangible assets[2]		94,816		16,900		(7,234)		1,926		(14,701)		132,461		(2,301)		221,867
Finance leases assets		34,291		708		—		—		(7,048)		—		—		27,951

	~~W~~	204,436	~~W~~	112,312	~~W~~	(7,234)	~~W~~	1,926	~~W~~	(63,677)	~~W~~	144,459	~~W~~	(2,298)	~~W~~	389,924

[1]	Including ~~W~~ 179,809 million and ~~W~~ 607 million recorded in insurance expenses and other operating expenses and others in the statements of comprehensive income for the years ended December 31, 2017 and 2016.
[2]	Impairment loss for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment loss was recognized when its recoverable amount is higher than its carrying amount.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Impairment		Reversal		Disposal and others		Ending

Accumulated impairment losses on intangible assets	~~W~~	(44,927)	~~W~~	(601)	~~W~~	954	~~W~~	1,500	~~W~~	(43,074)

(In millions of Korean won)	2016
	Beginning		Impairment		Reversal		Disposal and others		Ending

Accumulated impairment losses on intangible assets	~~W~~	(26,211)	~~W~~	(2,704)	~~W~~	482	~~W~~	(16,494)	~~W~~	(44,927)

The changes in emissions rights for year ended December 31, 2017 and 2016, are as follows:

(KAU, in millions of Korean won)

	Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	99,283	~~W~~	—	104,920	~~W~~	—	204,203	~~W~~	—
Additional Allocation	578		—	17,046		—	17,624		—
Borrowing	18,306		—	(18,306)		—	—		—
Surrendered to government	(117,484)		—	—		—	(117,484)		—
Cancel	(683)		—	(398)		—	(1,081)		—

Ending	—	~~W~~	—	103,262	~~W~~	—	103,262	~~W~~	—

(KAU, in millions of Korean won)

	Applicable under 2015			Applicable under 2016			Applicable under 2017			Total
	Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount		Quantity	Carrying amount
Beginning	116,799	~~W~~	—	112,137	~~W~~	—	109,140	~~W~~	—	338,076	~~W~~	—
Borrowing	8,518		—	(8,518)		—	—		—	—		—
Surrendered to government	(121,261)		—	—		—	—		—	(121,261)		—
Cancel	(4,056)		—	(4,336)		—	(4,220)		—	(12,612)		—

Ending	—	~~W~~	—	99,283	~~W~~	—	104,920	~~W~~	—	204,203	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Assets		Liabilities		Net amount
Other provisions	~~W~~	115,518	~~W~~	—	~~W~~	115,518
Allowances for loan losses		1,142		—		1,142
Impairment losses on property and equipment		36,598		(407)		36,191
Interest on equity index-linked deposits		43		—		43
Share-based payments		23,238		—		23,238
Provisions for guarantees		24,341		—		24,341
Losses(gains) from valuation on derivative financial instruments		6,258		(17,479)		(11,221)
Present value discount		25,332		(4,498)		20,834
Losses(gains) from fair value hedged item		—		(15,698)		(15,698)
Accrued interest		243		(111,514)		(111,271)
Deferred loan origination fees and costs		332		(180,401)		(180,069)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(350,801)		(350,153)
Investments in subsidiaries and others		24,834		(103,268)		(78,434)
Gains on valuation of security investment		86,290		(225,158)		(138,868)
Defined benefit liabilities		436,706		—		436,706
Accrued expenses		194,399		—		194,399
Retirement insurance expense		—		(369,300)		(369,300)
Adjustments to the prepaid contributions		—		(16,236)		(16,236)
Derivative-linked securities		27,992		(5,679)		22,313
Others		321,453		(452,303)		(130,850)

		1,325,367		(1,854,445)		(529,078)

Offsetting of deferred income tax assets and liabilities		(1,321,376)		1,321,376		—

	~~W~~	3,991	~~W~~	(533,069)	~~W~~	(529,078)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Assets		Liabilities		Net amount
Other provisions	~~W~~	91,201	~~W~~	—	~~W~~	91,201
Allowances for loan losses		7,297		—		7,297
Impairment losses on property and equipment		7,920		(359)		7,561
Interest on equity index-linked deposits		41		—		41
Share-based payments		13,709		—		13,709
Provisions for guarantees		30,569		—		30,569
Losses(gains) from valuation on derivative financial instruments		9,761		(46,765)		(37,004)
Present value discount		11,358		(6,160)		5,198
Losses(gains) from fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(84,676)		(84,676)
Deferred loan origination fees and costs		1,247		(158,914)		(157,667)
Gains from revaluation		803		(286,119)		(285,316)
Investments in subsidiaries and others		12,014		(109,925)		(97,911)
Gains on valuation of security investment		109,071		(8,279)		100,792
Defined benefit liabilities		319,467		—		319,467
Accrued expenses		273,092		—		273,092
Retirement insurance expense		—		(283,771)		(283,771)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Derivative-linked securities		30,102		(42,825)		(12,723)
Others		365,616		(195,856)		169,760

		1,283,268		(1,253,126)		30,142

Offsetting of deferred income tax assets and liabilities		(1,149,644)		1,149,644		—

	~~W~~	133,624	~~W~~	(103,482)	~~W~~	30,142

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 49,179 million associated with investments in subsidiaries and others as of December 31, 2017, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~ 80,204 million and ~~W~~ 112,030 million associated with SPE repurchase and others, respectively, as of December 31, 2017, due to the uncertainty that these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 28,407 million associated with investment in subsidiaries and associates as of December 31, 2017, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

No deferred income tax liabilities have been recognized as of December 31, 2017, for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

The changes in cumulative temporary differences for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Business Combination		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	~~W~~	380,863	~~W~~	30,180	~~W~~	395,138	~~W~~	407,923	~~W~~	423,828
Allowances for loan losses		30,154		—		26,134		202		4,222
Impairment losses on property and equipment		32,726		107,755		139,743		132,346		133,084
Deferred loan origination fees and costs		5,154		—		5,154		1,207		1,207
Interest on equity index-linked deposits		168		—		168		155		155
Share-based payments		56,650		—		49,333		77,185		84,502
Provisions for guarantees		126,319		—		126,319		88,512		88,512
Gains(losses) from valuation on derivative financial instruments		40,334		—		40,334		22,758		22,758
Present value discount		46,961		—		18,417		63,573		92,117
Loss on SPE repurchase		80,204		—		—		—		80,204
Investments in subsidiaries and others		810,719		—		753,918		76,902		133,703
Gains on valuation of security investment		447,388		—		447,388		299,082		299,082
Defined benefit liabilities		1,320,135		255,375		256,580		271,857		1,590,787
Accrued expenses		1,128,492		—		1,123,713		701,756		706,535
Derivative linked securities		124,388		—		124,388		101,789		101,789
Others		1,402,646		—		629,002		501,901		1,275,545

		6,033,301		393,310	~~W~~	4,135,729	~~W~~	2,747,148		5,038,030

Unrecognized deferred income tax assets:
Other provisions		—		—						2,879
Loss on SPE repurchase		80,204		—						80,204
Investments in subsidiaries and others		774,259		—						49,179
Others		119,334		—						112,030

		5,059,504		393,310						4,793,738
Tax rate (%)[1]		24.2		24.2						27.5

Total deferred income tax assets from deductible temporary differences	~~W~~	1,283,268	~~W~~	95,181					~~W~~	1,325,367

Taxable temporary differences
Losses(gains) from fair value hedged item	~~W~~	(59,235)	~~W~~	—	~~W~~	(59,235)	~~W~~	(57,083)	~~W~~	(57,083)
Accrued interest		(349,899)		(72,117)		(377,010)		(360,536)		(405,542)
Impairment losses on property and equipment		(1,481)		—		—		—		(1,481)
Deferred loan origination fees and costs		(660,945)		(15,846)		(665,209)		(657,081)		(668,663)
advanced depreciation provision		—		(6,192)		—		—		(6,192)
Gains(losses) from valuation on derivative financial instruments		(193,243)		—		(192,491)		(61,077)		(61,829)
Present value discount		(25,454)		(8,766)		(34,220)		(16,357)		(16,357)
Goodwill		(65,288)		—		—		—		(65,288)
Gains on revaluation		(1,182,310)		(99,244)		(59,030)		(53,117)		(1,275,641)
Investments in subsidiaries and others		(387,267)		—		(72,284)		(72,484)		(387,467)
Gains on valuation of security investment		(37,252)		(236,137)		(273,171)		(764,891)		(765,109)
Retirement insurance expense		(1,170,514)		(168,714)		(200,722)		(203,506)		(1,342,012)
Adjustments to the prepaid contributions		(62,569)		—		(61,034)		(57,505)		(59,040)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Derivative linked securities		(176,962)		—		(176,962)		(20,650)		(20,650)
Others		(794,141)		(1,215,733)		(429,645)		(95,568)		(1,675,797)

		(5,166,560)		(1,822,749)	~~W~~	(2,601,013)	~~W~~	(2,419,855)		(6,808,151)

Unrecognized deferred income tax assets:
Goodwill		(65,288)		—						(65,288)
Investments in subsidiaries and others		(17,205)		(4,546)						(28,407)
Others		(906)		—						(677)

		(5,083,161)		(1,818,203)						(6,713,779)
Tax rate (%)[1]		24.2		24.2						27.5

Total deferred income tax assets from deductible temporary differences	~~W~~	(1,253,126)	~~W~~	(442,206)					~~W~~	(1,854,445)

[1]	The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the rate of 27.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2017.

(In millions of Korean won)	2016
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses(gains) from fair value hedged item	~~W~~	11,882	~~W~~	11,882	~~W~~	—	~~W~~	—
Other provisions		449,239		466,913		398,537		380,863
Allowances for loan losses		5,079		26,492		51,567		30,154
Impairment losses on property and equipment		21,476		31,914		43,164		32,726
Deferred loan origination fees and costs		23,491		24,937		6,600		5,154
Interest on equity index-linked deposits		287		287		168		168
Share-based payments		44,922		39,600		51,328		56,650
Provisions for guarantees		157,954		157,954		126,319		126,319
Gains(losses) from valuation on derivative financial instruments		118,745		180,332		101,921		40,334
Present value discount		42,288		14,693		19,366		46,961
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		821,059		59,354		49,014		810,719
Gains on valuation of security investment		298,796		394,580		543,172		447,388
Defined benefit liabilities		1,153,686		75,269		241,718		1,320,135
Accrued expenses		271,463		358,583		1,215,612		1,128,492
Derivative linked securities		3,090,264		3,098,449		132,573		124,388
Others		1,220,133		557,068		739,581		1,402,646

		7,810,968	~~W~~	5,498,307	~~W~~	3,720,640		6,033,301

Unrecognized deferred income tax assets:
Other provisions		67						—
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		797,862						774,259
Others		170,214						119,334

		6,762,621						5,059,504
Tax rate (%)[1]		24.2						24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	1,636,968					~~W~~	1,283,268

Taxable temporary differences
Losses(gains) from fair value hedged item	~~W~~	—	~~W~~	—	~~W~~	(59,235)	~~W~~	(59,235)
Accrued interest		(338,402)		(333,121)		(344,618)		(349,899)
Impairment losses on property and equipment		(1,481)		—		—		(1,481)
Deferred loan origination fees and costs		(629,161)		(649,107)		(680,891)		(660,945)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Gains(losses) from valuation on derivative financial instruments		(128,985)		(457,371)		(521,629)		(193,243)
Present value discount		(37,741)		(38,009)		(25,722)		(25,454)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,136,143)		(61,094)		(107,261)		(1,182,310)
Investments in subsidiaries and others		(408,490)		(68,158)		(46,935)		(387,267)
Gains on valuation of security investment		(93,510)		(114,227)		(57,969)		(37,252)
Retirement insurance expense		(996,448)		(63,979)		(238,045)		(1,170,514)
Adjustments to the prepaid contributions		(90,653)		(90,653)		(62,569)		(62,569)
Derivative linked securities		(3,222,110)		(3,401,273)		(356,125)		(176,962)
Others		(426,328)		(663,284)		(1,031,097)		(794,141)

		(7,574,740)	~~W~~	(5,940,276)	~~W~~	(3,532,096)		(5,166,560)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(66,345)						(17,205)
Others		(1,914)						(906)

		(7,441,193)						(5,083,161)
Tax rate (%)[1]		24.2						24.2

Total deferred income tax assets from deductible temporary differences	~~W~~	(1,807,838)					~~W~~	(1,253,126)

[1]	The rate of 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized.

17. Assets Held for Sale

Details of assets held for sale as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	133,445	~~W~~	(1,492)	~~W~~	131,953	~~W~~	251,520
Buildings held for sale		34,862		(11,309)		23,553		24,548

	~~W~~	168,307	~~W~~	(12,801)	~~W~~	155,506	~~W~~	276,068

(In millions of Korean won)	2016
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	31,310	~~W~~	(8,179)	~~W~~	23,131	~~W~~	24,704
Buildings held for sale		50,086		(21,069)		29,017		29,300

	~~W~~	81,396	~~W~~	(29,248)	~~W~~	52,148	~~W~~	54,004

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Land and buildings	~~W~~	276,068	Market comparison approach model and others	Adjustment index	0.20~1.10	Fair value increases as the adjustment index rises.
				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

2017
Beginning		Provision[1]		Reversal		Disposal and others[1]		Ending
~~W~~	(29,248)	~~W~~	(24,192)	~~W~~	5,138	~~W~~	35,501	~~W~~	(12,801)

[1]	Including the amount of assets of disposal group as held for sale sold during 2017

(In millions of Korean won)

2016
Beginning		Provision		Reversal		Others		Ending
~~W~~	(24,484)	~~W~~	(5,269)	~~W~~	96	~~W~~	409	~~W~~	(29,248)

As of December 31, 2017, assets held for sale consist of Kookmin bank Myeongdong head office and ten real estates of closed offices, which the management of the Group was committed to sell, were not yet sold by December 31, 2017. As of the reporting date, the Group will complete its sale of the Myeongdong head office building during 2018, three out of the above assets held for sale are under sale negotiations and the remaining assets are also being actively marketed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

18. Other Assets

Details of other assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other financial assets
Other receivables	~~W~~	6,447,405	~~W~~	4,326,183
Accrued income		1,594,455		1,305,680
Guarantee deposits		1,211,841		1,230,400
Domestic exchange settlement debits		949,897		535,237
Others		101,909		25,226
Less: Allowances for loan losses		(104,813)		(95,629)
Less: Present value discount		(5,679)		(4,762)

		10,195,015		7,322,335

Other non-financial assets
Other receivables		3,640		17,727
Prepaid expenses		153,650		188,135
Guarantee deposits		4,904		3,934
Insurance assets		1,180,980		128,146
Separate account assets		4,119,203		866,310
Others		578,795		356,380
Less: Allowances on other asset		(32,018)		(25,182)

		6,009,154		1,535,450

	~~W~~	16,204,169	~~W~~	8,857,785

Changes in allowances for loan losses on other assets for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811
Written-off		(14,546)		(1,970)		(16,516)
Provision		9,840		1,410		11,250
Business combination		21,293		—		21,293
Others		(7,403)		7,396		(7)
Ending	~~W~~	104,813	~~W~~	32,018	~~W~~	136,831

(In millions of Korean won)	2016
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	308,699	~~W~~	23,977	~~W~~	332,676
Written-off		(271,522)		(540)		(272,062)
Provision		2,445		1,745		4,190
Business combination		13,537		—		13,537
Others		42,470		—		42,470

Ending	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

19. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Financial liabilities held for trading
Securities sold	~~W~~	1,870,579	~~W~~	1,070,272
Other		74,191		73,238

		1,944,770		1,143,510

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,078,288		10,979,326

Total financial liabilities at fair value through profit or loss	~~W~~	12,023,058	~~W~~	12,122,836

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Financial liabilities designated at fair value through profit or loss	~~W~~	10,078,288	~~W~~	10,979,326
Changes in fair value resulting from changes in the credit risk		12,236		12,131
Accumulated changes in fair value resulting from changes in the credit risk		(5,745)		(17,981)

20. Deposits

Details of deposits as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Demand deposits
Demand deposits in Korean won	~~W~~	113,676,999	~~W~~	104,758,222
Demand deposits in foreign currencies		6,911,782		5,305,313

		120,588,781		110,063,535

Time deposits
Time deposits in Korean won		127,562,153		122,532,476

Time deposits in foreign currencies		4,481,607		4,314,783
Fair value adjustments on valuation of fair value hedged items		(51,033)		(61,657)

		4,430,574		4,253,126

		131,992,727		126,785,602

Certificates of deposits		3,218,540		2,880,558

Total deposits	~~W~~	255,800,048	~~W~~	239,729,695

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

21. Debts

Details of debts as of December 31, 2017 and 2016, consist of:

(In millions of Korean won)	2017		2016
Borrowings	~~W~~	16,846,072	~~W~~	14,485,789
Repurchase agreements and others	10,676,219		8,825,564
Call money		1,298,637		2,940,133

	~~W~~	28,820,928	~~W~~	26,251,486

Details of borrowings as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2017		2016
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	~~W~~	1,888,880	~~W~~	1,644,260
	Borrowings from the government	SEMAS and others	0.00 ~ 3.00		1,726,543		1,331,688
	Borrowings from banks	Industrial & Commercial Bank of China and others	2.56 ~ 3.11		36,806		—
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20 ~ 2.70		1,631,376		889,433
	Other borrowings	The Korea Development Bank and others	0.00 ~ 3.90		4,409,261		4,284,108

					9,692,866		8,149,489

Borrowings in foreign currencies	Due to banks	Commerzbank AG and Others	—		19,820		70,624
	Borrowings from banks	Central Bank of Uzbekistan and Others	0.15 ~ 2.30		5,470,569		3,949,376
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	1.90 ~ 2.83		76,134		121,104
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 7.00		1,586,683		2,195,196

					7,153,206		6,336,300

				~~W~~	16,846,072	~~W~~	14,485,789

The details of repurchase agreements and others as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2017		2016
Repurchase agreements	Individuals, Groups and Corporations	1.19 ~ 2.22	~~W~~	10,666,315	~~W~~	8,815,027
Bills sold	Counter sale	0.40 ~ 1.00		9,904		10,537

			~~W~~	10,676,219	~~W~~	8,825,564

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The details of call money as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2017		2016
Call money in Korean won	Deutsche Bank AG, Seoul and others	1.33 ~ 1.75	~~W~~	890,000	~~W~~	1,755,200
Call money in foreign currencies	Central Bank of Uzbekistan and others	1.20 ~ 2.20		408,637		1,184,933

			~~W~~	1,298,637	~~W~~	2,940,133

22. Debentures

Details of debentures as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2017		2016
Debentures in Korean won
Structured debentures	0.29~6.00	~~W~~	869,294	~~W~~	1,146,300
Subordinated fixed rate debentures in Korean won	3.08~5.70		2,913,411		3,271,693
Fixed rate debentures in Korean won	1.29~3.79		36,823,365		25,627,695
Floating rate debentures in Korean won	1.74~2.37		728,000		1,108,000

			41,334,070		31,153,688

Fair value adjustments on fair value hedged financial debentures in Korean won			19,891		26,724
Less: Discount on debentures in Korean won			(53,897)		(19,064)

			41,300,064		31,161,348

Debentures in foreign currencies
Floating rate debentures	1.79 ~ 2.49		1,371,392		1,063,480
Fixed rate debentures	1.63 ~ 2.88		2,363,486		2,803,720

			3,734,878		3,867,200

Fair value adjustments on fair value hedged debentures in foreign currencies			(25,941)		(24,302)
Less: Discount on debentures in foreign currencies			(16,277)		(12,189)

			3,692,660		3,830,709

		~~W~~	44,992,724	~~W~~	34,992,057

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in debentures based on face value for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,146,300	~~W~~	3,876,080	~~W~~	(4,153,086)	~~W~~	—	~~W~~	869,294
Subordinated fixed rate debentures in Korean won		3,271,693		—		(358,282)		—		2,913,411
Fixed rate debentures in Korean won		25,627,695		133,283,400		(122,087,730)		—		36,823,365
Floating rate debentures in Korean won		1,108,000		410,000		(790,000)		—		728,000

		31,153,688		137,569,480		(127,389,098)		—		41,334,070

Debentures in foreign currencies
Floating rate debentures		1,063,480		1,338,239		(911,936)		(118,391)		1,371,392
Fixed rate debentures		2,803,720		795,150		(945,394)		(289,990)		2,363,486

		3,867,200		2,133,389		(1,857,330)		(408,381)		3,734,878

	~~W~~	35,020,888	~~W~~	139,702,869	~~W~~	(129,246,428)	~~W~~	(408,381)	~~W~~	45,068,948

(In millions of Korean won)	2016
	Beginning		Issues		Repayments		Business combination		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	892,100	~~W~~	(1,540,488)	~~W~~	884,900	~~W~~	—	~~W~~	1,146,300
Subordinated fixed rate debentures in Korean won		4,586,829		—		(1,314,836)		—		(300)		3,271,693
Fixed rate debentures in Korean won		22,500,223		96,455,800		(93,898,928)		570,600		—		25,627,695
Floating rate debentures in Korean won		448,000		760,000		(100,000)		—		—		1,108,000

		28,444,840		98,107,900		(96,854,252)		1,455,500		(300)		31,153,688

Debentures in foreign currencies
Floating rate debentures		1,829,124		35,595		(806,459)		—		5,220		1,063,480
Fixed rate debentures		2,325,537		1,185,480		(817,096)		—		109,799		2,803,720

		4,154,661		1,221,075		(1,623,555)		—		115,019		3,867,200

	~~W~~	32,599,501	~~W~~	99,328,975	~~W~~	(98,477,807)	~~W~~	1,455,500	~~W~~	114,719	~~W~~	35,020,888

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

23. Provisions

Details of provisions as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Provisions for unused loan commitments	~~W~~	178,202	~~W~~	189,349
Provisions for payment guarantees		88,809		126,428
Provisions for financial guarantee contracts		2,682		4,333
Provisions for restoration cost		95,194		84,854
Others		203,146		132,753

	~~W~~	568,033	~~W~~	537,717

Changes in provisions for unused loan commitments, payment guarantees for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777
Effects of changes in foreign exchange rate		(1,316)		(3,369)		(4,685)
Provision(reversal)		(9,850)		(34,250)		(44,100)

Business combination		19		—		19

Ending	~~W~~	178,202	~~W~~	88,809	~~W~~	267,011

(In millions of Korean won)	2016
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	195,385	~~W~~	158,454	~~W~~	353,839
Effects of changes in foreign exchange rate		204		737		941
Provision(reversal)		(6,240)		(32,763)		(39,003)

Ending	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777

Changes in provisions for financial guarantee contracts for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	4,333	~~W~~	3,809
Provision (Reversal)		(1,651)		(2,958)
Business combination		—		3,482

Ending	~~W~~	2,682	~~W~~	4,333

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in provisions for restoration cost for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	84,854	~~W~~	75,351
Provision		5,150		3,886
Reversal		(1,211)		(967)
Used		(7,049)		(5,940)
Unwinding of discount		2,078		1,890
Effects of changes in discount rate		10,510		6,941
Business combination		862		3,693

Ending	~~W~~	95,194	~~W~~	84,854

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others[2]		Total
Beginning	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753
Increase		81,171		5,133		6,046		—		45,164		137,514
Decrease		(74,849)		(50,479)		(2,906)		(181)		(10,469)		(138,884)

Business Combination		—		—		—		—	~~W~~	71,763	~~W~~	71,763

Ending	~~W~~	15,112	~~W~~	5,050	~~W~~	23,763	~~W~~	177	~~W~~	159,044	~~W~~	203,146

(In millions of Korean won)	2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities[1]		Others		Total
Beginning	~~W~~	8,630	~~W~~	41,091	~~W~~	71,240	~~W~~	69	~~W~~	53,831	~~W~~	174,861
Increase		26,336		32,464		1,589		434		9,007		69,830
Decrease		(26,176)		(23,159)		(52,206)		(145)		(10,252)		(111,938)

Ending	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753

[1]	As of December 31, 2017 and 2016, the estimated greenhouse gas emission is 112,121 tons 117,831 tons, respectively.
[2]	As of December 31, 2017, the group’s provision on incomplete sales on cardssurance are ~~W~~ 26,926 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

24. Net Defined Benefit Liabilities (Assets)

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

Changes in the net defined benefit liabilities for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299
Current service cost		208,037		—		208,037
Past service cost		21,356		—		21,356
Interest cost (income)		40,351		(36,243)		4,108
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		22,878		—		22,878
Actuarial gains and losses by changes in financial assumptions		(86,459)		—		(86,459)
Actuarial gains and losses by experience adjustments		17,541		—		17,541
Return on plan assets (excluding amounts included in interest income)		—		16,220		16,220
Contributions:
The Group		—		(230,785)		(230,785)
Payments from plans (benefit payments)		(216,817)		216,698		(119)
Payments from the Group		(23,779)		—		(23,779)
Transfer in		8,604		(8,383)		221
Transfer out		(8,712)		8,672		(40)
Effect of exchange rate changes		(25)		—		(25)
Effect of business combination and disposal of business		282,988		(177,832)		105,156
Others		25		3,174		3,199

Ending[1]	~~W~~	1,841,991	~~W~~	(1,688,183)	~~W~~	153,808

[1]	The net defined benefit liabilities of ~~W~~ 153,808 million is calculated by subtracting ~~W~~ 894 million net defined benefit assets from ~~W~~ 154,702 million net defined benefit liabilities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,413,600	~~W~~	(1,340,403)	~~W~~	73,197
Current service cost		192,010		—		192,010
Past service cost		4,408		—		4,408
Gain or loss on settlement		(396)		—		(396)
Interest cost (income)		34,885		(33,211)		1,674
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		2,281		—		2,281
Actuarial gains and losses by changes in financial assumptions		(37,085)		—		(37,085)
Actuarial gains and losses by experience adjustments		7,017		—		7,017
Return on plan assets (excluding amounts included in interest income)		—		11,071		11,071
Contributions:
The Group		—		(162,547)		(162,547)
Employees		—		(3,106)		(3,106)
Payments from plans (benefit payments)		(52,508)		52,508		—
Payments from the Group		(9,837)		—		(9,837)
Transfer in		4,408		(4,325)		83
Transfer out		(4,897)		4,880		(17)
Effect of exchange rate changes		18		—		18
Effect of business combination and disposal of business		22,099		(4,571)		17,528

Ending	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of the net defined benefit liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Present value of defined benefit obligation	~~W~~	1,841,991	~~W~~	1,576,003
Fair value of plan assets		(1,688,183)		(1,479,704)

Net defined benefit liabilities	~~W~~	153,808	~~W~~	96,299

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Current service cost	~~W~~	208,037	~~W~~	192,010
Past service cost		21,356		4,408
Net interest expenses of net defined benefit liabilities		4,108		1,674
Gain or loss on settlement		—		(396)

Post-employment benefits[1]	~~W~~	233,501	~~W~~	197,696

[1]	Post-employment benefits amounting to ~~W~~ 1,755 million and ~~W~~ 42 million for the years ended December 31, 2017 are recognized as other operating expense and advance payments in the statements of comprehensive income, and Post-employment benefits amounting to ~~W~~ 1,577 million for the years ended December 31, 2016 are recognized as other operating expense in the statements of comprehensive income .

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	~~W~~	(16,220)	~~W~~	(11,071)
Actuarial gains and losses		46,040		27,787
Income tax effects		(7,216)		(4,045)

Remeasurements after income tax	~~W~~	22,604	~~W~~	12,671

The details of fair value of plan assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	1,686,012	~~W~~	1,686,012
Investment fund		—		2,171		2,171

	~~W~~	—	~~W~~	1,688,183	~~W~~	1,688,183

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	1,479,419	~~W~~	1,479,419
Investment fund		—		285		285

	~~W~~	—	~~W~~	1,479,704	~~W~~	1,479,704

Key actuarial assumptions used as of December 31, 2017 and 2016, are as follows:

	2017	2016
Discount rate (%)	2.10~2.90	1.80 ~ 3.46
Salary increase rate (%)	0.00~7.50	0.00 ~ 7.50
Turnover (%)	0.00~50.00	0.00 ~ 29.00

Mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2017, are as follows:

	Changes in principal assumption	Effect on net defined benefit obligation

		Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	3.96 decrease	4.19 increase
Salary increase rate (%)	0.5 p.	3.00 increase	4.58 decrease
Turnover (%)	0.5 p.	0.46 decrease	0.43 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits (including expected future benefit) as of December 31, 2017, is as follows:

(In millions of Korean won)	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits[1]	~~W~~	74,145	~~W~~	143,846	~~W~~	545,808	~~W~~	1,158,892	~~W~~	3,316,815	~~W~~	5,239,506

[1]	Excluded payments settled according to pension equity plan.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.1 years.

Expected contribution to plan assets for periods after December 31, 2017, is estimated to be ~~W~~ 202,738 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

25. Other Liabilities

Details of other liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other financial liabilities
Other payables	~~W~~	8,806,967	~~W~~	6,526,330
Prepaid card and debit card		21,767		19,076
Accrued expenses		2,654,345		2,613,445
Financial guarantee liabilities		34,114		26,449
Deposits for letter of guarantees and others		798,207		561,664
Domestic exchange settlement credits		48,133		1,338,103
Foreign exchanges settlement credits		124,728		116,226
Borrowings from other business accounts		5,408		5,204
Other payables from trust accounts		5,018,031		4,430,508
Liability incurred from agency relationships		518,955		386,670
Account for agency businesses		257,761		248,257
Dividend payables		474		475
Other payables from factored receivables		—		—
Others		41,114		14,171

		18,330,004		16,286,578

Other non-financial liabilities
Other payables		196,142		842,902
Unearned revenue		271,787		226,096
Accrued expenses		634,236		395,933
Deferred revenue on credit card points		176,840		145,457
Withholding taxes		179,903		140,258
Separate account liabilities		4,463,687		875,015
Others		217,709		126,658

		6,140,304		2,752,319

	~~W~~	24,470,308	~~W~~	19,038,897

26. Equity

26.1 Share Capital

Details of outstanding shares of the Parent Company as of December 31, 2017 and 2016, are as follows:

	2017		2016
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in outstanding shares for the years ended December 31, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Beginning	398,285,437	386,351,693
Increase	4,513,969	31,759,844
Decrease	(3,761,823)	(19,826,100)
Ending	399,037,583	398,285,437

26.2 Capital Surplus

Details of capital surplus as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(568,544)
Other capital surplus		4,413,286		4,373,172

	~~W~~	17,122,228	~~W~~	16,994,902

26.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Remeasurements of net defined benefit liabilities	~~W~~	(96,385)	~~W~~	(121,055)
Exchange differences on translating foreign operations		(56,589)		53,138
Change in value of available-for-sale financial assets		694,321		601,620
Change in value of held-to-maturity financial assets		(78)		6,447
Shares of other comprehensive income of associates and joint ventures		1,069		(96,174)
Cash flow hedges		14,980		(6,075)
Hedges of net investments in foreign operations		(5,958)		(32,572)
Other comprehensive income of separate account		(13,692)		—

	~~W~~	537,668	~~W~~	405,329

26.4 Retained Earnings

Details of retained earnings as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Legal reserves[1]	~~W~~	334,873	~~W~~	275,860
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		13,727,331		10,971,368

	~~W~~	15,044,204	~~W~~	12,229,228

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,148,332	~~W~~	2,670,478
Non-controlling interests		2,536		34,650

	~~W~~	3,150,868	~~W~~	2,705,128

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won, except earnings per share)	2017		2016
Provision of regulatory reserve for credit losses[1]	~~W~~	385,064	~~W~~	195,890
Adjusted profit after provision of regulatory reserve for credit losses[2]		2,926,374		1,947,854
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		7,339		5,078
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		7,297		5,051

[1]	The ~~W~~ 92,790 million increase in regulatory reserve for credit losses due to the business combination of KB Insurance Co., Ltd. and the acquisition of additional non-controlling interest of KB Captial Co., Ltd. was excluded.
[2]	Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

26.5 Treasury Shares

Changes in treasury shares outstanding for the year ended December 31, 2017 and 2016, are as follows:

(In number of shares and millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,826,100		3,761,823		(4,513,969)		19,073,954
Carrying amount[1]	~~W~~	721,973	~~W~~	202,051	~~W~~	(168,051)	~~W~~	755,973

[1]	During the 2nd quarter, the Group terminated the treasury share trust agreement with Samsung Securities Co., Ltd., and reentered into trust agreement in the 4th quarter.

(In number of shares and millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		19,826,100		—		19,826,100
Carrying amount[1]	~~W~~	—	~~W~~	721,973	~~W~~	—	~~W~~	721,973

[1]	For the year ended December 31, 2017, the treasury stock trust agreement of ~~W~~800,000 million with Samsung Securities Co., Ltd., which was signed in previous year, was terminated. In order to increase shareholder value, the Group entered in to another treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2017.

27. Net Interest Income

Details of interest income and interest expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Interest income
Due from financial institutions	~~W~~	127,434	~~W~~	111,433
Loans		9,990,792		8,905,769
Financial investments
Available-for-sale financial assets		678,716		426,762
Held-to-maturity financial assets		480,595		463,200
Others		104,915		114,718

		11,382,452		10,021,882

Interest expenses
Deposits		2,345,885		2,476,579
Debts		367,587		229,475
Debentures		880,709		853,430
Others		78,262		59,869

		3,672,443		3,619,353

Net interest income	~~W~~	7,710,009	~~W~~	6,402,529

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Interest income recognized on impaired loans is ~~W~~ 54,235 million (2016: ~~W~~ 60,212 million) for the year ended December 31, 2017. Interest income recognized on impaired financial investments does not exist for the year ended December 31, 2017 (2016: ~~W~~ 226 million)

28. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Fee and commission income
Banking activity fees	~~W~~	188,405	~~W~~	176,968
Lending activity fees		74,858		79,287
Credit card related fees and commissions		1,447,560		1,258,704
Debit card related fees and commissions		400,183		369,329
Agent activity fees		152,028		172,220
Trust and other fiduciary fees		353,903		219,215
Fund management related fees		132,889		119,745
Guarantee fees		49,546		40,710
Foreign currency related fees		106,038		99,022
Commissions from transfer agent services		195,556		166,371
Other business account commission on consignment		33,793		33,707
Commissions received on securities business		450,199		154,966
Lease fees		144,221		75,737
Others		259,071		184,896

		3,988,250		3,150,877

Fee and commission expense
Trading activity related fees[1]		29,547		15,555
Lending activity fees		23,253		15,010
Credit card related fees and commissions		1,482,221		1,209,553
Outsourcing related fees		127,542		91,700
Foreign currency related fees		27,394		17,205
Management fees of written-off loans		4,176		4,456
Others		244,093		212,506

		1,938,226		1,565,985

Net fee and commission income	~~W~~	2,050,024	~~W~~	1,584,892

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

29. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

29.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	717,006	~~W~~	457,570
Equity securities		546,169		120,289

		1,263,175		577,859

Derivatives held for trading
Interest rate		1,753,449		1,162,058
Currency		5,777,818		3,751,706
Stock or stock index		2,094,667		899,185
Credit		76,700		52,988
Commodity		17,278		4,284
Others		23,397		4,808

		9,743,309		5,875,029

Financial liabilities held for trading		29,726		100,246

Other financial instruments		109		238

	~~W~~	11,036,319	~~W~~	6,553,372

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	315,506	~~W~~	265,760
Equity securities		353,864		114,052

		669,370		379,812

Derivatives held for trading
Interest rate		1,625,541		1,164,423
Currency		5,661,323		3,827,928
Stock or stock index		1,445,714		658,832
Credit		76,483		46,251
Commodity		8,481		3,545
Others		20,053		1,291

		8,837,595		5,702,270

Financial liabilities held for trading		58,267		99,024

Other financial instruments		117		173

		9,565,349		6,181,279

Net gains or losses on financial instruments held for trading	~~W~~	1,470,970	~~W~~	372,093

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

29.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	139,515	~~W~~	118,721
Financial liabilities designated at fair value through profit or loss		474,736		91,357

		614,251		210,078

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		78,113		8,447
Financial liabilities designated at fair value through profit or loss		1,266,779		582,492

		1,344,892		590,939

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(730,641)	~~W~~	(380,861)

30. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	884	~~W~~	226
Gain on sale of available-for-sale financial assets		113,001		236,344
Reversal for impairment on available-for-sale financial assets		—		328

		113,885		236,898

Revenue related to held-to-maturity financial assets Gain on redemption of held-to-maturity financial assets		374		—

		374		—

Gain on foreign exchange transactions		2,520,168		3,567,560
Dividend income		276,829		134,989
Others		325,745		278,827

		3,237,001		4,218,274

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		1,403		—
Loss on sale of available-for-sale financial assets		174,543		44,360
Impairment on available-for-sale financial assets		47,917		35,216

		223,863		79,576

Loss on foreign exchanges transactions		2,472,657		3,303,205
Others		1,442,371		1,251,401

		4,138,891		4,634,182

Net other operating expenses	~~W~~	(901,890)	~~W~~	(415,908)

31. General and Administrative Expenses

31.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Employee Benefits
Salaries and short-term employee benefits—salaries	~~W~~	2,465,132	~~W~~	1,874,396
Salaries and short-term employee benefits—others		822,536		734,119
Post-employment benefits—defined benefit plans		231,704		196,119
Post-employment benefits—defined contribution plans		15,046		9,361
Termination benefits		160,798		903,435
Share-based payments		73,370		38,190

		3,768,586		3,755,620

Depreciation and amortization		370,378		288,620

Other general and administrative expenses
Rental expense		320,920		280,888
Tax and dues		195,965		134,892
Communication		44,516		37,114
Electricity and utilities		31,158		29,921
Publication		17,383		17,300
Repairs and maintenance		20,524		15,722
Vehicle		11,587		9,624
Travel		17,407		8,059
Training		26,664		23,426
Service fees		179,311		129,032
Electronic data processing expenses		172,007		160,863
Advertising		199,676		142,186
Others		252,582		195,444

		1,489,700		1,184,471

	~~W~~	5,628,664	~~W~~	5,228,711

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

31.2 Share-based Payments

31.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of December 31, 2017, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	72,843	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 17	Jan. 01, 2017	42,032	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 18	July. 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Deferred grant in 2012	—	5,415	Satisfied
Deferred grant in 2013	—	588	Satisfied
Deferred grant in 2014	—	3,769	Satisfied
Deferred grant in 2015	—	21,780	Satisfied
Deferred grant in 2016	—	15,338	Satisfied
Deferred grant in 2017	—	36,054	Satisfied

		216,626

Kookmin Bank
Series 64	July 24, 2015	11,133	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 65	Aug. 26, 2015	11,587	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 67	Jan. 01, 2016	135,934	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 69	Jan. 01, 2017	323,777	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 70	July 24, 2017	1,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 71	Aug. 26, 2017	4,372	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 72	Aug. 28, 2017	5,601	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Deferred grant in 2014	—	35,312	Satisfied
Deferred grant in 2015	—	61,328	Satisfied
Deferred grant in 2016	—	155,407	Satisfied
Deferred grant in 2017	—	31,547	Satisfied

		787,068

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Other subsidiaries
Stock granted in 2010	—	2,096	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2011	—	2,633	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2012	—	7,788	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2013	—	21,289	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2014	—	45,426	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2015	—	197,689	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2016	—	187,066	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]

Stock granted in 2017	—	289,348	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]

		753,335

		1,757,029

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of December 31, 2017).
[2]	During the year, executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.
[3]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[4]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[5]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

[7]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[8]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.
[9]	50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of stock grants linked to short-term performance as of December 31, 2017, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2014	Jan. 01, 2014	7,079	Satisfied
Stock granted in 2015	Jan. 01, 2015	16,730	Satisfied
Stock granted in 2016	Jan. 01, 2016	20,523	Satisfied
Stock granted in 2017	Jan. 01, 2017	17,470	Proportional to service period
Kookmin Bank
Stock granted in 2014	Jan. 01, 2014	53,771	Satisfied
Stock granted in 2015	Jan. 01, 2015	100,548	Satisfied
Stock granted in 2016	Jan. 01, 2016	141,707	Satisfied
Stock granted in 2017	Jan. 01, 2017	99,185	Proportional to service period
Other subsidiaries
Stock granted in 2014	—	24,976	Satisfied
Stock granted in 2015	—	117,127	Satisfied
Stock granted in 2016	—	204,978	Satisfied
Stock granted in 2017	—	194,927	Proportional to service period

[1]	During the year, executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2017, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 14	0.00 ~ 7.00	1.87 ~ 2.39	61,139	52,873 ~ 61,139
Series 15	0.00 ~ 3.00	1.87 ~ 2.14	61,139	58,516 ~ 61,791
Series 17	1.00 ~ 6.00	1.87 ~ 2.37	61,607	54,116 ~ 61,791
Series 18	1.54 ~ 7.00	1.94 ~ 2.39	60,517	52,873 ~ 62,419
Deferred grant in 2012	—	—	—	34,180 ~ 40,662
Deferred grant in 2013	—	—	—	34,180 ~ 42,824
Deferred grant in 2014	—	1.87	—	61,294
Deferred grant in 2015	0.00 ~ 5.00	1.87 ~ 2.34	—	55,745 ~ 61,791
Deferred grant in 2016	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791
Deferred grant in 2017	0.00 ~ 3.00	1.87 ~ 2.14	—	58,516 ~ 61,791
(Kookmin Bank)
Series 64	0.00 ~ 3.00	1.87 ~ 2.14	57,602	58,516 ~ 61,791
Series 65	0.00 ~ 3.00	1.87 ~ 2.14	57,625	58,516 ~ 61,791
Series 67	0.00 ~ 5.00	1.87 ~ 2.34	61,139	55,745 ~ 61,791
Series 68	0.51 ~ 4.00	1.87 ~ 2.24	61,570	57,009 ~ 61,791
Series 69	0.00 ~ 6.00	1.87 ~ 2.37	61,607	54,116 ~ 61,791
Series 70	0.00 ~ 3.00	1.87 ~ 2.14	59,783	58,516 ~ 61,791
Series 71	2.00 ~ 5.00	2.00 ~ 2.34	60,107	55,745 ~ 60,194
Series 72	2.00 ~ 5.00	2.00 ~ 2.34	60,112	55,745 ~ 60,194
Grant deferred in 2014	—	1.87	—	61,294
Grant deferred in 2015	0.00 ~ 4.00	1.87 ~ 2.24	—	57,009 ~ 61,791
Grant deferred in 2016	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791
Grant deferred in 2017	0.00 ~ 2.89	1.87 ~ 2.14	—	57,581 ~ 62,053
(Other subsidiaries)
Share granted in 2010	—	1.87	—	61,294
Share granted in 2011	—	1.87	—	61,294
Share granted in 2012	—	1.87	40,544	40,831 ~ 61,294
Share granted in 2013	0.00 ~ 1.00	1.87	35,710	35,710 ~ 61,791
Share granted in 2014	0.00 ~ 5.00	1.87~2.34	43,672 ~ 57,388	43,672 ~ 61,791
Share granted in 2015	0.00 ~ 6.00	1.87~2.37	42,824 ~ 63,009	42,824 ~ 63,033
Share granted in 2016	0.00 ~ 6.00	1.87~2.37	42,824 ~ 61,811	42,824 ~ 62,738
Share granted in 2017	0.00 ~ 6.00	1.87~2.37	57,625 ~ 61,607	54,116 ~ 61,791
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	—	1.87	—	40,662
Share granted in 2011	—	1.87	—	38,111 ~ 40,662
Share granted in 2012	—	1.87	—	34,180 ~ 40,662
Share granted in 2013	—	1.87	—	34,180 ~ 40,662
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00 ~ 7.01	1.87 ~ 2.39	—	52,873 ~ 61,791

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Share granted in 2016	0.00 ~ 7.01	1.87 ~ 2.39	—	52,873 ~ 61,791
Share granted in 2017	1.00 ~ 7.01	1.87 ~ 2.39	—	52,873 ~ 61,791
(Kookmin Bank)
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00 ~ 5.00	1.87 ~ 2.34	—	55,745 ~ 61,791
Share granted in 2016	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791
Share granted in 2017	1.00 ~ 6.00	1.87 ~ 2.37		54,116 ~ 61,791
(Other subsidiaries)
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00 ~ 5.00	1.87 ~ 2.34	—	55,745 ~ 61,791
Share granted in 2016	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791
Share granted in 2017	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate the expected term of the grant. And the current stock price of December 31, 2017 was used for the underlying asset price. Additionally the average three year historical dividend rate was used as the expected dividend rate.

As of December 31, 2017 and 2016, the accrued expenses related to share-based payments including share grants amounted to ~~W~~ 133,496million and ~~W~~ 79,742 million, respectively, and the compensation costs from share grants amounting to ~~W~~ 73,370million and ~~W~~ 38,190 million were incurred during the 2017 and 2016, respectively.

Details of Mileage stock as of December 31, 2017, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~1.06	18,196
	Apr. 29, 2016	60	0.00~1.33	39
	July 07, 2016	280	0.00~1.52	125
	July 18, 2016	767	0.00~1.55	—
	Aug. 03, 2016	107	0.00~1.59	53
	Aug. 17, 2016	51	0.00~1.63	44
	Aug. 30, 2016	256	0.00~1.66	219
	Sept. 06, 2016	206	0.00~1.68	120
	Oct. 07, 2016	105	0.00~1.77	97
	Nov. 01, 2016	118	0.00~1.84	95
	Dec. 07, 2016	211	0.00~1.93	150
	Dec. 08, 2016	43	0.00~1.94	43
	Dec. 15, 2016	12	0.00~1.96	12
	Dec. 20, 2016	309	0.00~1.97	307
	Dec. 28, 2016	76	0.00~1.99	64
	Dec. 30, 2016	210	0.00~2.00	159
Stock granted in 2017	Jan. 09, 2017	28,925	0.00~2.02	25,521
	Feb. 03, 2017	43	0.00~2.09	43
	Apr. 03, 2017	82	0.00~2.25	82
	May. 22, 2017	20	0.00~2.39	20
	July. 03, 2017	52	0.00~2.50	52

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Aug. 16, 2017	204	0.00~2.62	204
Aug. 17, 2017	40	0.00~2.63	40
Aug. 22, 2017	33	0.00~2.64	33
Aug. 25, 2017	387	0.00~2.65	387
Sept. 14, 2017	82	0.00~2.70	82
Oct. 20, 2017	9	0.00~2.80	9
Nov. 01, 2017	120	0.00~2.84	120
Nov. 06, 2017	106	0.00~2.85	106
Dec. 06, 2017	77	0.00~2.93	77
Dec. 08, 2017	28	0.00~2.94	28
Dec. 26, 2017	254	0.00~2.99	254
Dec. 29, 2017	114	0.00~2.99	114

	67,216		46,895

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The remaining shares are assessed based on the stock price as of December 31, 2017. These shares are vested immediately at grant date.

As of December 31, 2017 and 2016, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~ 2,973 million and ~~W~~ 1,533 million, respectively, and the compensation costs amounting to ~~W~~ 2,378 million and ~~W~~ 1,563 million were incurred during the 2017 and 2016, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

32. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other non-operating income
Gain on disposal in property and equipment	~~W~~	10,867	~~W~~	669
Rent received		32,254		15,847
Gain on bargain purchase		122,986		628,614
Gain on sales of disposal group held for sale		22,371		—
Others		72,248		100,409

		260,726		745,539

Other non-operating expenses
Loss on disposal in property and equipment		2,500		1,835
Donation		54,419		37,705
Restoration cost		3,465		2,255
Management cost for special bonds		3,279		2,024
Loss on sales of disposal group held for sale		45,764		—
Impairment loss on disposition of disposal group held for sale		7,198		—
Impairment loss for goodwill		1,202		—
Others		104,023		30,851

		221,850		74,670

Net other non-operating income	~~W~~	38,876	~~W~~	670,869

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

33. Income Tax Expense

Income tax expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Tax payable
Current tax expense	~~W~~	700,597	~~W~~	607,175
Adjustments recognized in the period for current tax of prior years		(39,445)		27,217

		661,152		634,392

Changes in deferred income tax assets (liabilities)		212,195		(201,012)

Income tax recognized directly in equity[1]
Exchange difference in foreign operation		25,674		(11,338)
Remeasurements of net defined benefit liabilities		(7,240)		(4,093)
Change in value of available-for-sale financial assets		(84,781)		20,754
Change in value of held-to-maturity financial assets		(3,789)		(1,186)
Share of other comprehensive loss of associates		20,975		116
Cash flow hedges		(4,368)		(1,423)
Hedges of a net investment in a foreign operation		(8,186)		2,265
Other comprehensive income for assets held for sale		(21,498)		—
Other comprehensive income for separate accounts		4,829		—

		(78,384)		5,095

Tax expense	~~W~~	794,963	~~W~~	438,475

[1]	The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the expected rate has been applied for the deferred tax assets and liabilities that are expected to be utilized in periods after 2018. Amended income tax rate for ~~W~~ 200 million and below is 11%, for ~~W~~ 200 million to ~~W~~ 20 billion is 24.2%, for ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5%.

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2017 and 2016, follows:

(In millions of Korean won)	2017			2016
	Tax rate (%)	Amount		Tax rate (%)	Amount
Net profit before income tax		~~W~~	4,138,424		~~W~~	2,628,655

Tax at the applicable tax rate[1]	24.19		1,001,037	24.18		635,673
Non-taxable income	(5.02)		(207,777)	(7.15)		(188,062)
Non-deductible expense	0.26		10,706	0.64		16,711
Tax credit and tax exemption	(0.04)		(1,658)	(0.04)		(1,079)
Temporary difference for which no deferred tax is recognized	(0.16)		(6,484)	0.10		2,749
Deferred tax relating to changes in recognition and measurement	(0.12)		(4,894)	(0.03)		(828)
Income tax refund for tax of prior years	(0.12)		(4,854)	(0.48)		(12,612)
Income tax expense of overseas branch	0.04		1,549	0.13		3,447
Effects from change in tax rate	0.42		17,367	(0.03)		(739)
Others	(0.24)		(10,029)	(0.64)		(16,785)

Average effective tax rate and tax expense	19.21	~~W~~	794,963	16.68	~~W~~	438,475

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

[1]	Applicable income tax rate for ~~W~~ 200 million and below is 11%, for ~~W~~ 200 million to ~~W~~ 20 billion is 22% and for over ~~W~~ 20 billion is 24.2% as of December 31, 2017 and 2016.

Details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables[1]	~~W~~	215,702	~~W~~	(215,702)	~~W~~	—
Income tax payables		218,168		215,702		433,870

(In millions of Korean won)	2016
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables[1]	~~W~~	(226,560)	~~W~~	226,560	~~W~~	—
Income tax payables		668,372		(226,560)		441,812

[1]	Excludes current tax assets of ~~W~~ 6,324 million (2016: ~~W~~ 65,738 million) by uncertain tax position and others, which do not qualify for offsetting.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2017 and 2016 were ~~W~~ 497,969 million (~~W~~ 1,250 per share) and ~~W~~ 378,625 million (~~W~~ 980 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2017, of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 766,728 is to be proposed at the annual general meeting on March 23, 2018. The Company’s financial statements as of December 31, 2017, do not reflect this dividend payable.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

35. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Replaced by retained earnings		Replaced by assets held for sale		Replaced by disposal group held for sale		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(121,055)	~~W~~	29,925	~~W~~	—	~~W~~	(7,240)	~~W~~	—	~~W~~	—	~~W~~	1,985	~~W~~	(96,385)
Exchange differences on translating foreign operations		53,138		(135,401)		—		25,674		—		—		—		(56,589)
Change in the fair value of available-for-sale financial assets		601,620		200,700		(22,357)		(84,781)		—		—		(861)		694,321
Change in value of held-to-maturity financial assets		6,447		(2,868)		132		(3,789)		—		—		—		(78)
Shares of other comprehensive income of associates and joint ventures		(96,174)		2,288		10,135		20,975		(3,492)		67,337		—		1,069
Cash flow hedges		(6,075)		(100,816)		126,239		(4,368)		—		—		—		14,980
Hedges of net investments in foreign operations		(32,572)		34,800		—		(8,186)		—		—		—		(5,958)
Other comprehensive income of separate account		—		(97,001)		78,480		4,829		—		—		—		(13,692)
Other comprehensive income of disposal group held for sale		—		—		(861)		—		1,985		—		(1,124)		—
Other comprehensive income of assets held for sale		—		—		88,835		(21,498)		—		(67,337)		—		—

	~~W~~	405,329	~~W~~	(68,373)	~~W~~	280,603	~~W~~	(78,384)	~~W~~	(1,507)	~~W~~	—	~~W~~	—	~~W~~	537,668

(In millions of Korean won)	2016
		Beginning	Changes except for reclassification		Reclassification to profit or loss			Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(133,876)	~~W~~	16,914	~~W~~	—	~~W~~	(4,093)	~~W~~	(121,055)
Exchange differences on translating foreign operations		32,990		31,486		—		(11,338)		53,138
Change in value of available-for-sale financial assets		653,130		30,877		(103,141)		20,754		601,620
Change in value of held-to-maturity financial assets		2,731		(1,448)		6,350		(1,186)		6,447
Shares of other comprehensive income of associates		(89,081)		(7,209)		—		116		(96,174)
Cash flow hedges		(10,173)		16,238		(10,717)		(1,423)		(6,075)
Hedges of a net investment in a foreign operation		(25,477)		(9,360)		—		2,265		(32,572)

		~~W~~430,244	~~W~~77,498		~~W~~(107,508)			~~W~~5,095		~~W~~405,329

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

36. Earnings per Share

36.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the years ended December 31, 2017 and 2016.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2017	2016
Beginning (A)	418,111,537	386,351,693
Issue of ordinary shares related to business combination (B)	—	6,421,389
Acquisition of treasury shares (C)	(21,618,520)	(9,153,437)

Sales of treasury shares (D)	2,231,945	—

Weighted average number of ordinary shares outstanding (E=A+B+C+D)	398,724,962	383,619,645

Basic earnings per share:

(In Korean won and in number of shares)	2017		2016
Profit attributable to ordinary shares (D)	~~W~~	3,311,437,880,186	~~W~~	2,143,744,271,801
Weighted average number of ordinary shares outstanding (E)		398,724,962		383,619,645
Basic earnings per share (F = D / E)	~~W~~	8,305	~~W~~	5,588

36.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the years ended December 31, 2017 and 2016, are as follows:

(In Korean won)	2017		2016
Profit attributable to ordinary shares	~~W~~	3,311,437,880,186	~~W~~	2,143,744,271,801
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	3,311,437,880,186	~~W~~	2,143,744,271,801

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the years ended December 31, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Weighted average number of ordinary shares outstanding	398,724,962	383,619,645
Adjustment:
Stock grants	2,319,533	2,013,044
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	401,044,495	385,632,689

Diluted earnings per share for the years ended December 31, 2017 and 2016, are as follows:

(in Korean won and in number of shares)	2017		2016
Adjusted profit for diluted earnings per share	~~W~~	3,311,437,880,186	~~W~~	2,143,744,271,801
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		401,044,495		385,632,689
Diluted earnings per share	~~W~~	8,257	~~W~~	5,559

37. Insurance Contracts

37.1 Insurance Assets

Details of deferred acquisition costs included in other assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Non-life insurance	~~W~~	267,602	~~W~~	—
Life insurance		130,393		122,151

	~~W~~	397,995	~~W~~	122,151

Changes in the deferred acquisition costs for the years ended December 31, 2017 and 2016, are as follows

	2017
(In millions of Korean won)	Beginning		Increase		Decrease		Ending
Non-life insurance	~~W~~	—	~~W~~	521,090	~~W~~	(253,488)	~~W~~	267,602
Life insurance		122,151		116,826		(108,584)		130,393

	~~W~~	122,151	~~W~~	637,916	~~W~~	(362,072)	~~W~~	397,995

	2016
(In millions of Korean won)	Beginning		Increase		Decrease		Ending
Life insurance	~~W~~	106,625	~~W~~	116,433	~~W~~	(100,927)	~~W~~	122,151

	~~W~~	106,625	~~W~~	116,433	~~W~~	(100,927)	~~W~~	122,151

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of reinsurance assets included in other assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017		2016
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	480,760	~~W~~	—
	Automobile insurance		13,320		—
	Long-term insurance		89,317		—
	Unearned premium reserve
	General insurance		178,586		—
	Automobile insurance		14,986		—

			776,969		—

Life insurance	Reserve for outstanding claims		1,410		1,301
	Unearned premium reserve		490		473

			1,900		1,774

Others	Reserve for outstanding claims		3,670		3,041
	Unearned premium reserve		1,075		1,180

			4,745		4,221

Total reinsurance assets			783,614		5,995
Allowance for impairment			629		—

Total reinsurance assets, net		~~W~~	782,985	~~W~~	5,995

The changes in reinsurance assets included in other assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017
		Beginning		Business combination		Net increase (decrease)		Ending
Non-life insurance	Reserve for outstanding claims
	General insurance	~~W~~	—	~~W~~	391,305	~~W~~	89,455	~~W~~	480,760
	Automobile insurance		—		15,943		(2,623)		13,320
	Long-term insurance		—		87,887		1,430		89,317
	Unearned premium reserve
	General insurance		—		218,479		(39,893)		178,586
	Automobile insurance		—		17,373		(2,387)		14,986
	Long-term insurance		—		2		(2)		—

			—		730,989		45,980		776,969

Life insurance	Reserve for outstanding claims		1,301		—		109		1,410
	Unearned premium reserve		473		—		17		490

			1,774				126		1,900

Others	Reserve for outstanding claims		3,041		—		629		3,670
	Unearned premium reserve		1,180		—		(105)		1,075

			4,221		—		524		4,745

Total reinsurance assets			5,995		730,989		46,630		783,614
Allowance for impairment			—		738		(109)		629

Total reinsurance assets, net		~~W~~	5,995	~~W~~	730,251	~~W~~	46,739	~~W~~	782,985

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)		2016
		Beginning		Net increase (decrease)		Ending
Life insurance	Reserve for outstanding claims	~~W~~	1,511	~~W~~	(210)	~~W~~	1,301
	Unearned premium reserve		492		(19)		473

			2,003		(229)		1,774

Others	Reserve for outstanding claims		2,114		927		3,041
	Unearned premium reserve		1,727		(547)		1,180

			3,841		380		4,221

Total reinsurance assets			5,884		151		5,995
Allowance for impairment			—		—		—

Total reinsurance assets, net		~~W~~	5,884	~~W~~	151	~~W~~	5,995

37.2 Insurance Liabilities

Details of insurance liabilities as of 2017 and December 31, 2016, are as follows:

	2017
(In millions of Korean won)	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	20,697,290	~~W~~	7,278,112	~~W~~	—	~~W~~	27,975,402
Reserve for outstanding claims		2,148,923		78,423		3,670		2,231,016
Unearned premium reserve		1,392,211		1,511		1,075		1,394,797
Reserve for participating policyholders’ dividends on long-term insurance		94,005		29,150		—		110,040
Unallocated Divisible Surplus to Future Policyholders		24,304		6,264		—		43,683
Reserve for compensation for losses on dividend-paying insurance contracts		25,730		7,920		—		33,650
Guarantee reserve		—		12,687		—		12,687

	~~W~~	24,382,463	~~W~~	7,414,067	~~W~~	4,745	~~W~~	31,801,275

	2016
(In millions of Korean won)	Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	7,161,698	~~W~~	—	~~W~~	7,161,698
Reserve for outstanding claims		69,659		3,041		72,700
Unearned premium reserve		869		1,180		2,049
Reserve for participating policyholders’ dividends on long-term insurance		25,923		—		25,923
Unallocated Divisible Surplus to Future Policyholders		9,273		—		9,273
Reserve for compensation for losses on dividend-paying insurance contracts		8,544		—		8,544
Guarantee reserve		10,657		—		10,657

	~~W~~	7,286,623	~~W~~	4,221	~~W~~	7,290,844

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The changes in insurance liability as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017
		Beginning		Business combination		Net increase (decrease) [2]		Ending
Non-life insurance	General insurance	~~W~~	—	~~W~~	1,161,059	~~W~~	33,201	~~W~~	1,194,260
	Automobile insurance		—		1,448,313		29,256		1,477,569
	Long-term insurance		—		20,166,857		1,431,268		21,598,125
	Long-term investment contract		—		113,210		(701)		112,509
Life insurance	Pure endowment insurance		5,150,946		—		98,681		5,249,627
	Death insurance		243,008		—		123,295		366,303
	Joint insurance		1,872,706		—		(89,821)		1,782,885
	Group insurance		2,147		—		(1,078)		1,069
	Other		17,816		—		(3,633)		14,183
Others[1]			4,221		—		524		4,745

	Total	~~W~~	7,290,844	~~W~~	22,889,439	~~W~~	1,620,992	~~W~~	31,801,275

(In millions of Korean won)		2016
		Beginning		Net increase (decrease) [2]		Ending
Life insurance	Pure endowment insurance	~~W~~	4,840,555	~~W~~	310,391	~~W~~	5,150,946
	Death insurance		156,179		86,829		243,008
	Joint insurance		1,906,777		(34,071)		1,872,706
	Group insurance		1,895		252		2,147
	Other		15,452		2,364		17,816
Others[1]			3,841		380		4,221

	Total	~~W~~	6,924,699	~~W~~	366,145	~~W~~	7,290,844

[1]	Consists of contractor’s profit dividend reserve and loss on dividend insurance reserve
[2]	Including currency translation effect and decrease in liability related to investment contract

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

37.3 Liability adequacy test

37.3.1 Non-life insurance

(a) Assumptions and basis for the insurance liability adequacy test as of December 31, 2017, is as follows:

	Assumptions (%)	Basis
Long-term insurance
Discount rate	2.57 ~ 8.59	Applied regulator’s scenario requiring use of liquidity premium over risk-free rate
Expense ratio	6.51	Reflected parent’s future expense cost based on last one-year data
Lapse ratio	1.30 ~ 34.80	Based on recent 5 year data
Mortality	12.00 ~ 633.00	Rate of risk to the anticipated risk premium of the insurer for the last 5 years
General insurance
Expense ratio	13.21	Expense ratio divided by most last 1 year accrued insurance premium
Appraisal cost ratio	4.73	Appraisal cost divided by most last 3 year accrued insurance premium
Claim settlement ratio	67.23	Claim payment divided by most last 5 year accrued insurance premium
Automobile insurance
Expense ratio	11.00	Expense ratio divided by most last 1 year accrued insurance premium
Appraisal cost ratio	9.33	Appraisal cost divided by most last 3 year accrued insurance premium
Claim settlement ratio	77.02	Claim payment divided by most last 5 year accrued insurance premium

The results of liability adequacy test as of December 31, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Recognized liabilities [1]		Estimated adequate liabilities		Shortfall (surplus)
Long-term insurance	~~W~~	16,975,710	~~W~~	8,736,966	~~W~~	(8,238,744)
General insurance		424,800		376,305		(48,495)
Automobile insurance		1,050,576		1,004,551		(46,025)

	~~W~~	18,451,086	~~W~~	10,117,822	~~W~~	(8,333,264)

[1]	For long-term insurance, it is an amount after deduction of the deferred acquisition costs from insurance premium reserve. For general insurance and automobile insurance, it is an amount including the unearned premium based on original insurance.

On the other hand, as a result of adequacy test, the Group did not set additional reserve as the surplus exceeds the deficit amount. As such, there was no amount recorded as a result of liability adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

37.3.2 Life insurance

Assumptions and basis for the insurance liability adequacy test as of December 31, 2017 and 2016, are as follows:

	Assumptions(%)		Basis
	2017	2016
Rate of surrender value	0.44 ~ 60.30	0.48 ~ 85.55	Rate of surrender value for the last 5 years
Rate of claim	6~118	6 ~ 140	Rate of claim payment for the last 7 years
Discount rate	-1.76~14.37	-2.74~16.14	Estimated investment assets profit ratio based on the interest rate scenario provided by the Financial Supervisory Service

Indirect costs included in commission and operating expenses were calculated based on unit cost of the expense allocation standards of the last year in accordance with the Regulation on Insurance Supervision. Direct costs included in commission and operating expenses were calculated based on estimates of future expense according to the Group’s regulations.

The results of liability adequacy test as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	30,702	~~W~~	49,259	~~W~~	18,557
	Non-participating		97,093		11,372		(85,721)

Variable interest type	Participating		1,136,444		1,116,410		(20,035)
	Non-participating		5,581,698		4,896,433		(685,264)

Variable type			(28,699)		(106,835)		(78,136)

Total		~~W~~	6,817,238	~~W~~	5,966,639	~~W~~	(850,599)

		2016
(In millions of Korean won)		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
Fixed interest type	Participating	~~W~~	31,248	~~W~~	51,016	~~W~~	19,768
	Non-participating		60,860		14,121		(46,739)

Variable interest type	Participating		1,136,049		1,115,129		(20,920)
	Non-participating		5,514,847		5,032,493		(482,354)

Variable type			(29,025)		(84,881)		(55,856)

Total		~~W~~	6,713,979	~~W~~	6,127,878	~~W~~	(586,101)

On the other hand, as a result of adequacy test, the group did not set additional reserve as the surplus exceeds the deficit amount. As such, there was no amount recorded as a result of liability adequacy test.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

37.4 Insurance Income and Expenses

(In millions of Korean won)		2017		2016
Insurance income	Premium income	~~W~~	8,234,731	~~W~~	1,190,422
	Reinsurance income		564,894		10,930
	Separate account income		118,080		—
	Income of change in reinsurance assets		49,466		—
	Other insurance income		3,821		—

			8,970,992		1,201,352

Insurance expenses	Insurance claims paid		2,945,158		158,789
	Dividend expenses		6,233		910
	Refunds of surrender value		2,193,843		690,207
	Reinsurance expenses		652,910		12,286
	Provision of policy reserves		1,644,389		366,145
	Separate account expenses		65,773		(207)
	Insurance operating expenses		293,591		(9,903)
	Deferred acquisition costs		361,909		100,928
	Expenses of change in reinsurance assets		(126)		—
	Claim survey expenses paid		20,564		—
	Other insurance expenses		193,038		—

			8,377,282		1,319,155

Net insurance income(expenses)		~~W~~	593,710	~~W~~	(117,803)

37.5 Insurance Premiums and Reinsurance

37.5.1 Overview

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with acceptance of insurance contract and payment of claims, and is classified as the insurance price risk and the reserves risk. The insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk rate or expected insurance operating expenses ratios in calculation of premiums. It is the risk of loss that arises from differences between actual payment of claims and premiums received from policyholders. The reserves risk is the risk that arises due to a deficit in reserves at the date of assessment, making the Group unable to cover the actual claims payment in the future.

37.5.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that the Group faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, the Group establishes guidelines and procedure for acceptance and out lines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and the interest rate is adjusted accordingly, conditions of sale is changed, sale of goods is interrupted and other measures are taken in order to reduce insurance actuarial risk. The Group has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business related risk.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

In addition, according to reinsurance operating standards, the Group establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. The Group supports so that policyholders are safe and the Group’s stable profit can be achieved. For the long-term goal, the Group manages risk at a comprehensive level to keep its value at the maximum.

The Group’s entire risk is calculated by using RBC method. The Group sets the risk appetite limits in order that the calculated risk level is maintained at an appropriate level compared to available capital. Portfolio of assets and products are monitored to improve profit compared to risk.

37.5.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior 1 year that is calculated by adding and subtracting original insurance premium, assumed reinsurance premium and ceded reinsurance premium.

The Group’s exposure to insurance price risk as of December 31, 2017 as follows:

	2017
(In millions of Korean won)	Direct insurance		Inward reinsurance		Outward reinsurance		Total
General	~~W~~	906,603	~~W~~	84,056	~~W~~	(518,099)	~~W~~	472,560
Automobile		2,000,232		—		(34,579)		1,965,653
Long-term		2,020,782		—		(276,325)		1,744,457

	~~W~~	4,927,617	~~W~~	84,056	~~W~~	(829,003)	~~W~~	4,182,670

37.5.4 Concentration of Insurance risk

The Group is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. The Group’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover serious damage of risk, although with rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and the Group controls the risk through joint acquisition.

Loss development tables

The Group uses claim development of payments and the estimated ultimate claims for the accident years in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, the Group establishes additional reserves. Loss development tables as of December 31, 2017, are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

General Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2013.1.1 ~ 2013.12.31	~~W~~	170,587	~~W~~	203,250	~~W~~	208,100	~~W~~	207,329	~~W~~	206,450
2014.1.1 ~ 2014.12.31		127,903		144,915		146,430		146,533		—
2015.1.1 ~ 2015.12.31		125,170		145,637		148,165		—		—
2016.1.1 ~ 2016.12.31		145,618		168,127		—		—		—
2017.1.1 ~ 2017.12.31		168,409		—		—		—		—

		737,687		661,929		502,695		353,862		206,450

Gross cumulative claim payments (B)
2013.1.1 ~ 2013.12.31		133,479		184,209		198,286		200,931		202,093
2014.1.1 ~ 2014.12.31		94,901		129,652		136,689		141,170		—
2015.1.1 ~ 2015.12.31		93,443		130,430		137,854		—		—
2016.1.1 ~ 2016.12.31		108,098		151,583		—		—		—
2017.1.1 ~ 2017.12.31		132,430		—		—		—		—

		562,351		595,874		472,829		342,101		202,093

Difference (A-B)	~~W~~	175,336	~~W~~	66,055	~~W~~	29,866	~~W~~	11,761	~~W~~	4,357

Automobile Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2011.1.1 ~ 2011.12.31	~~W~~	1,088,801	~~W~~	1,105,501	~~W~~	1,115,281	~~W~~	1,119,872	~~W~~	1,122,637	~~W~~	1,124,045	~~W~~	1,125,203
2012.1.1 ~ 2012.12.31		1,117,650		1,146,779		1,155,529		1,162,075		1,164,774		1,166,470		—
2013.1.1 ~ 2013.12.31		1,131,945		1,156,535		1,170,968		1,179,458		1,179,323		—		—
2014.1.1 ~ 2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		—		—		—
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		—		—		—		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		—		—		—		—		—
2017.1.1 ~ 2017.12.31		1,342,998		—		—		—		—		—		—

		8,360,050		7,129,808		5,903,360		4,673,430		3,466,734		2,290,515		1,125,203

Gross cumulative claim payments(B)
2011.1.1 ~ 2011.12.31		929,491		1,066,885		1,093,589		1,109,202		1,117,381		1,119,765		1,120,687
2012.1.1 ~ 2012.12.31		939,239		1,105,672		1,135,064		1,149,585		1,156,150		1,159,614		—
2013.1.1 ~ 2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		—		—
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		—		—		—
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		—		—		—		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		—		—		—		—		—
2017.1.1 ~ 2017.12.31		1,104,158		—		—		—		—		—		—

		6,955,473		6,870,979		5,783,073		4,616,798		3,442,148		2,279,379		1,120,687

Difference (A-B)	~~W~~	1,404,577	~~W~~	258,829	~~W~~	120,287	~~W~~	56,632	~~W~~	24,586	~~W~~	11,136	~~W~~	4,516

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Long-term Insurance

(In millions of Korean won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of ultimate claims (A)
2013.1.1 ~ 2013.12.31	~~W~~	709,602	~~W~~	965,587	~~W~~	997,607	~~W~~	1,003,646	~~W~~	1,006,025
2014.1.1 ~ 2014.12.31		789,087		1,083,048		1,114,821		1,119,206		—
2015.1.1 ~ 2015.12.31		885,476		1,219,393		1,256,051		—		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		—		—		—
2017.1.1 ~ 2017.12.31		1,184,224		—		—		—		—

		4,633,133		4,705,601		3,368,479		2,122,852		1,006,025
Gross cumulative claim payments (B)
2013.1.1 ~ 2013.12.31		671,500		953,494		989,957		999,944		1,003,715
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		—
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		—		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		—		—		—
2017.1.1 ~ 2017.12.31		1,130,868		—		—		—		—

		4,401,026		4,649,364		3,342,900		2,114,285		1,003,715

Difference (A-B)	~~W~~	232,107	~~W~~	56,237	~~W~~	25,579	~~W~~	8,567	~~W~~	2,310

37.5.5 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on discount rate, loss ratio and insurance operating expenses ratio which are considered to have significant influence on future cash flow, timing and uncertainty. According to result of sensitivity analysis there is no material influence on the equity and net profit before tax.

(In millions of Korean won)
	Assumption	2017
	change	Effect on LAT
Surrenders and termination rates	10%	~~W~~	373,772
	-10%		(334,351)
Loss ratio	10%		3,146,419
	-10%		(3,146,419)
Insurance operating expenses ratio	10%		276,741
	-10%		(276,741)
Discount rate	+0.5%		(1,087,451)
	-0.5%		1,367,045

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

37.5.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancellation and the increase in payments of claims caused by catastrophic events. The Group manages payment of refunds payable at maturity by analyzing maturity of insurance.

Premium reserve’s maturity structure as of December 31, 2017 as follows:

	2017[1]
(In millions of Korean won)	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
Long-term insurance non participating
Non-linked	~~W~~	26,239	~~W~~	297,196	~~W~~	117,610	~~W~~	40,229	~~W~~	94,477	~~W~~	575,751
Linked		458,340		2,723,485		2,135,336		926,591		10,269,931		16,513,683

		484,579		3,020,681		2,252,946		966,820		10,364,408		17,089,434

Annuity
Non-linked		19		92		2,117		3,956		1,401		7,585
Linked		153		46,987		307,455		1,089,983		2,141,589		3,586,167

		172		47,079		309,572		1,093,939		2,142,990		3,593,752

Asset-linked
Linked		—		27,499		—		—		—		27,499
Total
Non-linked		26,258		297,288		119,727		44,185		95,878		583,336
Linked		458,493		2,797,971		2,442,791		2,016,574		12,411,520		20,127,349

	~~W~~	484,751	~~W~~	3,095,259	~~W~~	2,562,518	~~W~~	2,060,759	~~W~~	12,507,398	~~W~~	20,710,685

[1]	Includes long-term investment contract amounting to ~~W~~ 112,510 million.

37.5.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, the Group cedes insurance contracts to the insurers rated above BBB- of S&P rating.

As of December 31, 2017, there are 219 reinsurance companies that deal with the Group, and the top three reinsurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	65.45%	AA
SWISSRE	4.61%	AAA
HDIgerling	3.69%	AA+

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Exposures to credit risk related to reinsurance as of December 31, 2017 as follows:

(In millions of Korean won)	2017
Reinsurance assets[1]	~~W~~	776,340
Net receivables from reinsurers[2]		237,750

	~~W~~	1,014,090

[1]	Net carrying amounts after impairment loss
[2]	Net carrying amounts of each reinsurance company that offsets reinsurance accounts receivable and reinsurance accounts payable and after allowance for loan losses

37.5.8 Interest risk of insurance contract

The interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize the loss experienced. For long-term, non-life insurance contracts, the Group calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves after subtracting costs of termination deductions. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk as of December 31, 2017 are as follows:

i)	Exposure to interest rate risk

(In millions of Korean won)	2017
Liabilities
Fixed interest rate	~~W~~	582,345
Variable interest rate		18,548,946

		19,131,291

Assets
Due from banks		167,312
Financial assets at fair value through profit or loss		325,844
Available-for-sale financial assets		6,066,290
Held-to-maturity financial assets		6,501,529
Loans		6,338,470

	~~W~~	19,339,445

ii) Measurement and recognition method

Duration is used to measure interest rate risk within risk based solvency test. ALM system for risk based solvency test is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

iii) Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall, when interest rates fall, value and duration of assets and liabilities increase. When duration of assets is shorter than duration of liabilities, the interest risk is increased if the interest rates fall since increased asset value is smaller than liabilities increase.

iv) Negative spread risk control

To control interest expenses from other liabilities and investment incomes from assets, the Group publicizes its interest rate considering market interest rate and return on invested insurance assets of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

37.6 Risk management of life insurance

37.6.1 Overview

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

The Group measures only insurance price risk under RBC requirement because life insurance claim payout is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment

37.6.2 Concentration of insurance risk and reinsurance policy

The Group uses reinsurance to mitigate concentration of insurance risk seeking an enhanced capital management.

The Group categorized reinsurance into group and individual contracts, and reinsurance is ceded through the following process:

The Group’s reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

37.6.3 The characteristic and exposure of insurance price risk

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last one year preceding the reporting date.

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The maximum exposures to insurance price risk as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	14,356	~~W~~	10,279
Disability		1,331		899
Hospitalization		1,233		747
Operation and diagnosis		3,326		1,977
Actual losses for medical expense		817		403
Others		753		376

	~~W~~	21,816	~~W~~	14,681

(In millions of Korean won)	2016
	Before reinsurance mitigation		After reinsurance mitigation
Death	~~W~~	13,662	~~W~~	9,272
Disability		1,341		947
Hospitalization		1,022		777
Operation and diagnosis		2,341		1,856
Actual losses for medical expense		468		299
Others		581		544

	~~W~~	19,415	~~W~~	13,695

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2017 and 2016, were 65.9% and 68.9%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017				2016
	Policyholders reserve[1]		Guarantee reserve		Policyholders reserve[1]		Guarantee reserve
Variable annuity	~~W~~	461,309	~~W~~	3,485	~~W~~	491,137	~~W~~	3,702
Variable universal		97,893		3,572		105,218		4,855
Variable saving		429,985		316		256,262		179

	~~W~~	989,187	~~W~~	7,373	~~W~~	852,617	~~W~~	8,736

[1]	Excluding the amount of the lapsed reserve

37.6.4 Assumptions used in measuring insurance liabilities

The Group applies assumed rates defined in the premium and liability reserve calculation manual under regulation on supervision of insurance business when measuring insurance liabilities at every reporting period. For interest sensitive insurance, credit rate stated in the premium and liabilities reserve calculation manual, which is calculated based on adjusted external base rate and return rate of asset management according to Article 6-12 of the Regulation on Supervision of Insurance Business.

Reserve amount should exceed the standard reserve which is calculated using the standard interest rate and standard risk rate under regulation on supervision of insurance business.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

37.6.5 Premium reserves and unearned premium reserves residual maturity

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

	2017
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	~~W~~	971,517	~~W~~	660,139	~~W~~	829,157	~~W~~	591,689	~~W~~	333,031	~~W~~	3,892,579	~~W~~	7,278,112
Unearned premium reserves		161		—		2		1		—		1347		1511

(In millions of Korean won)

	2016
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	~~W~~	730,903	~~W~~	597,166	~~W~~	1,207,513	~~W~~	558,322	~~W~~	348,269	~~W~~	3,719,525	~~W~~	7,161,698
Unearned premium reserves		803		—		1		1		—		64		869

38. Trust Accounts

Financial information of the trust accounts that Kookmin Bank manages as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	~~W~~	4,148,600	~~W~~	110,487	~~W~~	3,978,501	~~W~~	120,348
Unconsolidated		43,256,371		2,590,728		43,653,701		1,132,375

	~~W~~	47,404,971	~~W~~	2,701,215	~~W~~	47,632,202	~~W~~	1,252,723

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Significant transactions between the Group and the trust accounts for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Revenues
Fees and commissions from trust accounts	~~W~~	486,792	~~W~~	219,215
Interest income from loans on trust accounts		1,447		1,083
Commissions from early termination in trust accounts		92		65

	~~W~~	488,331	~~W~~	220,363

Expenses
Interest expenses due to trust accounts	~~W~~	43,944	~~W~~	37,750

Receivables
Accrued trust fees	~~W~~	65,076	~~W~~	31,188
Due from trust accounts		37,973		9,351

	~~W~~	103,049	~~W~~	40,539

Payables
Due to trust accounts	~~W~~	5,018,031	~~W~~	4,430,508
Accrued interest on due to trust accounts		7,632		6,767

	~~W~~	5,025,663	~~W~~	4,437,275

39. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Cash	~~W~~	2,167,911	~~W~~	2,158,268
Checks with other banks		430,253		400,422
Due from Bank of Korea		8,981,665		7,676,491
Due from other financial institutions		8,237,996		7,649,682

		19,817,825		17,884,863

Restricted cash from financial institutions		(10,613,089)		(9,301,946)
Due from financial institutions with original maturities over three months		(799,838)		(1,168,081)

		(11,412,927)		(10,470,072)

	~~W~~	8,404,898	~~W~~	7,414,836

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Significant non-cash transactions for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Decrease in loans due to the write-offs	~~W~~	1,033,056	~~W~~	1,399,315
Changes in accumulated other comprehensive income due to valuation of financial investments		89,117		(47,871)
Decrease in accumulated other comprehensive income from measurement of investment securities in associates		100,735		(7,093)
Change in shares of investment in associate due to KB Insurance Co., Ltd.‘s inclusion of the consolidation scope		(1,417,397)		—
Change in shares of investment in associate due to Hyundai Securities Co., Ltd.‘s inclusion of the consolidation scope		—		(1,459,604)

Cash inflows and outflows from income tax, interests and dividends for the year December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Activity	2017		2016
Income tax paid	Operating	~~W~~	646,802	~~W~~	231,786
Interest received	Operating		11,243,363		10,208,678
Interest paid	Operating		3,444,715		3,707,653
Dividends received	Operating		229,289		132,654
Dividends paid	Financing		497,969		378,625

Changes in liabilities arising from financing activities

Changes in liabilities and assets that hedge liabilities arising from financing activities for the year ended December 31, 2017 are as follows:

(In millions of Korean won)

	2017
					Non-cash changes
	Beginning		Net cash flows		Acquisition (Disposal)		Changes in foreign exchange rates		Changes in fair value		Business Combination		Other changes		Ending
Derivatives held for hedging[1]	~~W~~	6,715	~~W~~	63,827	~~W~~	—	~~W~~	—	~~W~~	(159,530)	~~W~~	(132,843)	~~W~~	19,814	~~W~~	(202,017)
Debts		26,251,486		4,272,011		—		(996,029)		(34,800)		(584,245)		(87,495)		28,820,928
Debentures		34,992,057		10,465,410		—		(429,880)		(11,931)		(34,600)		11,668		44,992,724
Other payables from trust accounts		4,430,508		587,523		—		—		—		—		—		5,018,031
Others		147,946		150,012		678		12		—		24,061		2,728		325,437

	~~W~~	65,828,712	~~W~~	15,538,783	~~W~~	678	~~W~~	(1,425,897)	~~W~~	(206,261)	~~W~~	(727,627)	~~W~~	(53,285)	~~W~~	78,955,103

1.	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets

The net cash outflow associated with the change of the subsidiaries for the year ended December 31, 2017 was ~~W~~ 405,817 million. The net cash outflow related to the KB Insurance Co. Ltd business combination was ~~W~~ 647,953 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

40. Contingent Liabilities and Commitments

Details of payment guarantees as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	252,817	~~W~~	329,051
Other payment guarantees		530,272		858,951

		783,089		1,188,002

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		147,987		234,125
Letter of guarantees		60,853		64,189
Bid bond		46,984		64,242
Performance bond		563,506		703,076
Refund guarantees		778,779		1,689,343
Other payment guarantees in foreign currency		1,960,769		1,593,770

		3,558,878		4,348,745

Financial guarantees
Guarantees for Debenture-Issuing		—		31,000
Payment guarantees for mortgage		57,446		25,994
Overseas debt guarantees		285,576		272,255
International financing guarantees in foreign currencies		46,953		52,961
Other financing payment guarantees		270,029		334

		660,004		382,544

		5,001,971		5,919,291

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,250,542		2,068,105
Refund guarantees		384,959		217,272

		2,635,501		2,285,377

	~~W~~	7,637,472	~~W~~	8,204,668

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Acceptances and guarantees by counterparty as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	4,185,975	~~W~~	1,913,114	~~W~~	6,099,089	79.86
Small companies		621,834		492,369		1,114,203	14.59
Public and others		194,162		230,018		424,180	5.55

	~~W~~	5,001,971	~~W~~	2,635,501	~~W~~	7,637,472	100.00

(In millions of Korean won)	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	~~W~~	5,129,393	~~W~~	1,644,556	~~W~~	6,773,949	82.56
Small companies		623,424		479,514		1,102,938	13.44
Public and others		166,474		161,307		327,781	4.00

	~~W~~	5,919,291	~~W~~	2,285,377	~~W~~	8,204,668	100.00

Acceptances and guarantees by industry as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	23,317	~~W~~	7,353	~~W~~	30,670	0.40
Manufacturing		2,799,593		1,270,721		4,070,314	53.29
Service		655,057		100,004		755,061	9.89
Whole sale & Retail		935,647		837,230		1,772,877	23.21
Construction		335,156		198,996		534,152	6.99
Public sector		165,249		129,944		295,193	3.87
Others		87,952		91,253		179,205	2.35

	~~W~~	5,001,971	~~W~~	2,635,501	~~W~~	7,637,472	100.00

(In millions of Korean won)	2016
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	~~W~~	74,282	~~W~~	3,710	~~W~~	77,992	0.95
Manufacturing		3,315,257		1,141,571		4,456,828	54.32
Service		765,051		63,847		828,898	10.10
Whole sale & Retail		1,171,151		779,163		1,950,314	23.77
Construction		509,329		129,111		638,440	7.78
Public sector		82,646		92,445		175,091	2.13
Others		1,575		75,530		77,105	0.95

	~~W~~	5,919,291	~~W~~	2,285,377	~~W~~	8,204,668	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Commitments as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Commitments
Corporate loan commitments	~~W~~	32,857,616	~~W~~	35,723,627
Retail loan commitments		16,074,323		15,789,809
Credit line on credit cards		49,299,924		43,937,899
Purchase of other security investment and others		3,951,304		1,554,221

		102,183,167		97,005,556

Financial Guarantees
Credit line		2,669,071		3,334,648
Purchase of security investment		354,800		1,029,100

		3,023,871		4,363,748

	~~W~~	105,207,038	~~W~~	101,369,304

Other Matters (including litigation)

a) The Group has filed 121 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 510,954 million, and faces 288 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 220,957 million, which arose in the normal course of the business and are still pending as of December 31, 2017.

b) During 2017, Kookmin Bank has entered into construction contracts amounting to ~~W~~ 150,051 million and ~~W~~ 105,175 million related to the construction of integrated headquarter building and integrated IT center, respectively, and no expenditures were made during the year ended December 31, 2017.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~ 372 million and ~~W~~ 5,731 million as of December 31, 2017 and 2016, respectively.

d) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 120 legal claims filed as the defendant, with an aggregate claim of ~~W~~ 10,291 million as of December 31, 2017. A provision liability of ~~W~~ 11,078 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

41. Subsidiaries

Details of subsidiaries as of December 31, 2017, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.[5]	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.[5]	100.00	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00	Myanmer	Dec. 31	Other credit granting n.e.c.
KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States of America	Dec. 31	Investment advisory and securities dealing activities
	KBFG Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities dealing activities
	KB SECURITEIS VIETNAM JOINT STOCK COMPANY	99.40	Vietnam	Dec. 31	Investment advisory and securities dealing activities
KB Insurance Co., Ltd.	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	Leading Insurance Services, Inc.	100.00	United States of America	Dec. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
KB Capital Co., Ltd., KB Kookmin Card Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80.00	Laos	Dec. 31	Financial Leasing

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Kookmin Bank	KL 1st Inc. and 27 others[2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Kookmin Card Co., Ltd.	KB Kookmin Card Third Securitization Co., Ltd., and 9 others[2]	0.50	Korea	Dec. 31	Asset-backed securitization
KB Securities Co., Ltd	MS Sejong 4th Co., Ltd. and 43 others[2]	—	Korea	Dec. 31	Asset-backed securitization
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[4]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[4]	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	100.00	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund [4]	46.88	Korea	Dec. 31	Capital investment
	KB Neo Paradigm Agriculture Venture Fund[4]	50.00	Korea	Dec. 31	Capital investment
KB Investment Co., Ltd.	KB NEW CONTENTS Venture Fund[4]	20.00	Korea	Dec. 31	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00	Korea	Dec. 31	Capital investment
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	99.27	Korea	Dec. 31	Investment trust
KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)	Global Diversified Multi-Asset Sub-Trust Class IA	100.00	United Kingdom	Dec. 31	Investment trust
Kookmin Bank	KB Multi-Asset Private Securities Fund S-1(Bond Mixed)	96.00	Korea	Dec. 31	Investment trust
	KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	99.96	Korea	Dec. 31	Investment trust
KB Multi-Asset Private Securities Fund P-1(Bond Mixed)	KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Securities Co., Ltd., KB life Insurance Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate[3]	48.98	Korea	Dec. 31	Investment trust
	KB Star Office Private Real Estate Investment Trust 2nd3	44.44	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00	Korea	Dec. 31	Investment trust
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39	Korea	Dec. 31	Capital investment
KB Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st [3]	50.00	Korea	Dec. 31	Investment trust
KB Kookmin Card Co., Ltd.	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Dec. 31	Trust asset management
Kookmin Bank	KB Haeoreum private securities investment trust 70(Bond)[3]	33.35	Korea	Dec. 31	Investment trust
KB Insurance Co., Ltd.	KB AMP Infra Private Special Asset Fund 1(FoFs)[3]	41.67	Korea	Dec. 31	Investment trust
KB Insurance Co., Ltd. KB life Insurance Co., Ltd. KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[4]	43.33	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Short Term KTB Active ETF	77.72	Korea	Dec. 31	Investment trust
	KB KBSTAR Mid-Long Term KTB Active ETF	94.79	Korea	Dec. 31	Investment trust
Kookmin Bank	Samsung KODEX 10Y F-LKTB Inverse ETF(Bond-Derivatives)	97.15	Korea	Dec. 31	Investment trust
	KB Haeoreum private securities investment trust 83(Bond)	96.14	Korea	Dec. 31	Investment trust
	KB KBSTAR KTB 3Y Futures Inverse ETF	95.65	Korea	Dec. 31	Investment trust
KB Insurance Co., Ltd.	KB Muni bond Private Securities Fund 1(USD)(bond)[3]	33.33	Korea	Dec. 31	Investment trust
KB Securities Co., Ltd.	Jueun Power Middle 7 and 7 others	100.00	Korea	Dec. 31	Investment trust
	Hyundai You First Private Real Estate Investment Trust No. 1	60.00	Korea	Dec. 31	Investment trust

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1	98.37	Korea	Dec. 31	Investment trust
	Hyundai Strong Korea Equity Trust No.1	99.73	Korea	Dec. 31	Investment trust
	Hyundai Kidzania Equity Feeder Trust No.1	78.44	Korea	Dec. 31	Investment trust
	Hyundai Value Plus Equity Feeder Trust No.1	99.84	Korea	Dec. 31	Investment trust
	Hyundai Strong-small Corporate Trust No.1	89.59	Korea	Dec. 31	Investment trust
	Hyundai You First Private Real Estate Investment Trust No. 15[3]	35.00	Korea	Dec. 31	Investment trust
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Dec. 31	Investment trust
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust No.1	99.94	Korea	Dec. 31	Investment trust
	Hyudai China Index Plus Securities Investment Trust No.1	79.95	Korea	Dec. 31	Investment trust
KB Securities Co., Ltd.	Hyundai Kon-tiki Specialized Privately Placed Fund No.1	98.12	Korea	Dec. 31	Investment trust
	DGB Private real estate Investment Trust No.8	98.77	Korea	Dec. 31	Investment trust
	LIME GLOBALEYE ALP PRIVATE EQUITY FUND 2	68.03	Korea	Dec. 31	Investment trust
	LIME ORANGE PRIVATE EQUITY FUND 6	98.04	Korea	Dec. 31	Investment trust
	DAEDUCK PARC1 PRIVATE EQUITY FUND 1	96.00	Korea	Dec. 31	Investment trust
	LIME PLUTO FI PRIVATE EQUITY FUND D-1	99.84	Korea	Dec. 31	Investment trust
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	97.51	Luxembourg	Dec. 31	Capital investment
KB Securities Co., Ltd.	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Dec. 31	Capital investment
	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	Cayman islands	Dec. 31	Capital investment
Able Quant Asia Pacific Feeder Fund(T.E.) Limited	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	Dec. 31	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00	Malaysia	Dec. 31	Finance and Real Estate Activities
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.53	Korea	Dec. 31	Investment trust

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust - Bond	94.29	Korea	Dec. 31	Investment trust
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Dec. 31	Investment trust
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.75	Korea	Dec. 31	Investment trust
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Dec. 31	Investment trust
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	Dec. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	Dec. 31	Real Estate Activities
KB Asset Management Co., Ltd.	KB Asset Management Singapore Pte, Ltd.	100.00	Singapore	Dec. 31	Collective investment and others
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	Dec. 31	Real Estate Activities
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	Dec. 31	Real Estate Activities
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Dec. 31	Real Estate Activities
KB Insurance Co., Ltd.	Dongbu Private Fund 16th	89.52	Korea	Dec. 31	Investment trust
	Hana Landchip Real estate Private Fund 58th	99.99	Korea	Dec. 31	Investment trust
	Hyundai Aviation Private Fund 3rd	99.96	Korea	Dec. 31	Investment trust
	Hyundai Power Private Fund 3rd	99.90	Korea	Dec. 31	Investment trust
	Hyundai Power Professional Investment Type Private Investment Fund No.4	99.78	Korea	Dec. 31	Investment trust
	KB U.S. LongShort Private Securities Fund 1	99.44	Korea	Dec. 31	Investment trust
KB Insurance Co., Ltd.	Hyundai Infra Professional Investment Type Private Investment Trust No.5	99.79	Korea	Dec. 31	Investment trust
	KB SAUDI Private Special Asset Fund	80.00	Korea	Dec. 31	Investment trust
	Meritz Private Real Estate Fund 8	99.36	Korea	Dec. 31	Investment trust

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

KB Asset Management Co., Ltd.	KB Global Equity Solution Securities Feeder Fund(Equity-FoFs)	74.47	Korea	Dec. 31	Investment trust
	KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	95.26	Korea	Dec. 31	Investment trust
Kookmin Bank, KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Everyone TDF 2020 Securities Investment Trust - Bond Balanced-Fund of Funds	52.28	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2025 Securities Investment Trust - Bond Balanced-Fund of Funds[3]	45.08	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2030 Securities Investment Trust - Equity Balanced-Fund of Funds[3]	48.62	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2035 Securities Investment Trust - Equity Balanced-Fund of Funds	60.74	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2040 Securities Investment Trust - Equity Balanced-Fund of Funds	67.04	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2045 Securities Investment Trust - Equity Balanced-Fund of Funds	76.84	Korea	Dec. 31	Investment trust
	KB Everyone TDF 2050 Securities Investment Trust - Equity Balanced-Fund of Funds	52.95	Korea	Dec. 31	Investment trust
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

[4]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[5]	Became wholly owned subsidiaries by acquiring additional non-controlling interest in the 3rd quarter.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The condensed financial information of major subsidiaries as of December 31, 2017 and 2016, is as follows:

(In millions of Korean won)

	2017
	Assets		Liabilities		Equity		Operating income		Profit(loss) for the period[4]		Total compre- hensive income for the period[4]
Kookmin Bank[1]	~~W~~	329,765,927	~~W~~	304,442,493	~~W~~	25,323,434	~~W~~	19,291,294	~~W~~	2,174,705	~~W~~	2,357,936
KB Securities Co., Ltd.[1,2]		37,351,680		32,936,024		4,415,656		5,974,054		271,701		236,587
KB Insurance Co., Ltd.[1,2]		32,351,778		29,128,747		3,223,031		8,740,682		330,286		320,756
KB Kookmin Card Co., Ltd.[1]		17,658,310		13,616,481		4,041,829		3,326,048		296,831		326,887
KB Life Insurance Co., Ltd.[1]		9,125,741		8,586,328		539,413		1,331,105		21,086		(10,151)
KB Asset Management Co., Ltd.[1]		201,481		44,860		156,621		117,746		52,022		52,176
KB Capital Co.,Ltd.[1,2]		8,743,672		7,803,920		939,752		588,253		120,797		120,628
KB Savings Bank Co., Ltd.		1,158,829		960,812		198,017		79,428		21,150		21,329
KB Real Estate Trust Co., Ltd.		246,685		47,355		199,330		76,700		36,408		36,356
KB Investment Co., Ltd.[1]		355,763		218,671		137,092		41,150		(4,954)		(7,295)
KB Credit Information Co., Ltd.		26,121		10,979		15,142		31,737		(5,316)		(5,185)
KB Data System Co., Ltd.		41,945		27,240		14,705		117,946		945		323

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)

	2016
	Assets		Liabilities		Equity		Operating income		Profit(loss) for the period[4]		Total compre- hensive income for the period[4]
Kookmin Bank[1]	~~W~~	307,066,370	~~W~~	283,741,368	~~W~~	23,325,002	~~W~~	17,866,478	~~W~~	964,256	~~W~~	958,312
KB Securities Co., Ltd. [1,2,3]		32,382,795		28,198,439		4,184,356		2,444,185		(93,428)		(65,689)
KB Kookmin Card Co., Ltd.[1]		15,772,036		11,807,038		3,964,998		3,017,568		317,103		331,023
KB Life Insurance Co., Ltd.[1]		8,887,413		8,337,849		549,564		1,480,979		12,714		(33,269)
KB Asset Management Co., Ltd.[1]		170,781		16,605		154,176		127,435		58,756		57,503
KB Capital Co.,Ltd.[2]		7,428,372		6,640,305		788,067		473,253		96,785		96,740
KB Savings Bank Co., Ltd.		1,078,130		895,921		182,209		65,938		10,319		9,897
KB Real Estate Trust Co., Ltd.		216,687		33,713		182,974		65,230		29,270		29,636
KB Investment Co., Ltd.[1]		315,878		168,491		147,387		49,425		6,170		2,388
KB Credit Information Co., Ltd.		27,973		7,647		20,326		37,271		43		126
KB Data System Co., Ltd.		27,037		12,655		14,382		76,394		613		722

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.
[3]	Profit(loss) is based on the amount of Hyundai Securities Co., Ltd. after it is included in the consolidation scope (October 2016) and the amount of KB Investment & Securities Co., Ltd. for the period
[4]	Attributable to shareholders of the parent company

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

- The Group has provided payment guarantees of ~~W~~1,904,344 million to KL 1st Inc. and other subsidiaries.

- The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 8 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~316,966 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

- The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the year ended December 31, 2017, are as follows:

Company	Description
KB Insurance Co., Ltd. and 45 others	Holds over than a majority of the ownership interests

Able Jungdong Co.,Ltd. and 42 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

KB Haeoreum private securities investment trust 70(Bond) and 3 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

KB KONEX Market Vitalization Fund and 3 other	Holds the power by taking the role of an operating manager and exposed to variable returns by holding significant amounts of ownership interests.

The subsidiaries excluded from consolidation during the year ended December 31, 2017, are as follows:

Company	Description
2014ABLEOPO 2ND Co., Ltd. and 44 others	Lost right for variable returns due to the release of debt

Wise Mobile Eighth Securitization Specialty Co., Ltd and 5 others	Liquidation

Hyundai Asset Management Co.,Ltd. and 17 others	Disposal

KB Evergreen bond fund No.98 (Bond) and 1 other	Decrease of the interest to less than a majority

Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Lost the power from sale of Hyundai Asset Management Co.,Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the Group. The amounts disclosed for each subsidiary are before inter-company eliminations.

(In millions of Korean won)	2017		2016
Non-controlling interests percentage		—		47.98%
Non-controlling interests
Assets of subsidiaries	~~W~~	—	~~W~~	7,428,372
Liabilities of subsidiaries		—		6,640,305
Equity of subsidiaries		—		788,067
Non-controlling interests		—		263,359
Profit attributable to non-controlling interests
Operating profit of subsidiaries		—		127,550
Profit of subsidiaries		—		96,785
Profit attributable to non-controlling interests		—		46,436
Cash flows of subsidiaries
Cash flows from operating activities		—		(1,783,799)
Cash flows from investing activities		—		(7,023)
Cash flows from financing activities		—		1,671,199

Net increase(decrease) in cash and cash equivalents	~~W~~	—	~~W~~	(119,623)

[1]	As the Group acquired the entire non-controlling interests of KB Capital during 2017, there are no subsidiaries with material non-controlling interests as of December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

42. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through credit line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Fund	Investment in beneficiary certificates	Management of fund assets	Sales of beneficiary certificate instruments

	Investment in PEF and partnerships	Payment of fund fees and allocation of fund profits	Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Asset-backed securitization		Project financing		Trusts		Funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	128,573,461	~~W~~	33,153,741	~~W~~	482,900	~~W~~	101,598,227	~~W~~	9,613,570	~~W~~	273,421,899
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		2,277,080		73,157		—		547,258		—		2,897,495
Derivative financial assets		1,136		—		—		118		—		1,254
Loans		833,380		3,366,675		54,500		266,653		393,664		4,914,872
Financial investments		6,826,097		13,104		300		5,788,925		20,619		12,649,045
Investment in associates and joint ventures		—		—		—		202,816		—		202,816
Other assets		11,699		5,874		37,972		962		307		56,814

	~~W~~	9,949,392	~~W~~	3,458,810	~~W~~	92,772	~~W~~	6,806,732	~~W~~	414,590	~~W~~	20,722,296

Liabilities
Deposits	~~W~~	484,889	~~W~~	755,242	~~W~~	—	~~W~~	38,657	~~W~~	3,985	~~W~~	1,282,773
Derivative financial liabilities		1,487		—		—		2,792		—		4,279

Other liabilities		11,292		44		—		48		—		11,384

	~~W~~	497,668	~~W~~	755,286	~~W~~	—	~~W~~	41,497	~~W~~	3,985	~~W~~	1,298,436

Maximum exposure to loss[1]
Holding assets	~~W~~	9,949,392	~~W~~	3,458,810	~~W~~	92,772	~~W~~	6,806,732	~~W~~	414,590		20,722,296
Purchase and investment commitments		964,106		—		—		1,301,784		—		2,265,890
Unused credit		2,299,236		10,000		—		1,203,917		16,000		3,529,153
Payment guarantee and loan commitments		382,300		1,385,722		—		—		—		1,768,022

	~~W~~	13,595,034	~~W~~	4,854,532	~~W~~	92,772	~~W~~	9,312,433	~~W~~	430,590	~~W~~	28,285,361

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Asset-backed securitization		Project financing		Trusts		Funds		Others		Total
Total assets of unconsolidated structured entity	~~W~~	95,829,740	~~W~~	22,529,407	~~W~~	588,267	~~W~~	33,606,036	~~W~~	4,723,822	~~W~~	157,277,272
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		677,658		75,477		—		25,253		—		778,388
Derivative financial assets		110		—		—		—		—		110
Loans		610,623		2,860,776		54,500		26,897		173,989		3,726,785
Financial investments		6,406,641		8,595		305		3,621,376		19,612		10,056,529
Investment in associates		—		728		—		227,203		—		227,931
Other assets		6,945		3,002		9,350		859		57		20,213

	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956

Liabilities
Deposits	~~W~~	528,041	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,278,367
Other liabilities		658		—		—		—		—		658

	~~W~~	528,699	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,279,025

Maximum exposure to loss[1]
Holding assets	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956
Purchase and investment commitments		726,375		—		—		1,607,542		—		2,333,917
Unused credit		2,701,254		—		—		—		33,500		2,734,754
Payment guarantee and loan commitments		290,100		1,475,760		—		—		—		1,765,860

	~~W~~	11,419,706	~~W~~	4,424,338	~~W~~	64,155	~~W~~	5,509,130	~~W~~	227,158	~~W~~	21,644,487

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

43. Finance and Operating Lease

43.1 Finance lease

43.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Net carrying amount of finance lease assets	~~W~~	29,817	~~W~~	40,750

Minimum lease payment
Within 1 year		2,555		2,424
1-5 years		2,150		3,099

		4,705		5,523

Present value of minimum lease payment
Within 1 year		2,510		2,392
1-5 years		2,059		2,907

		4,569		5,299

43.1.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
Within 1 year	~~W~~	654,412	~~W~~	557,188	~~W~~	562,552	~~W~~	478,312
1-5 years		1,330,610		1,215,476		1,096,614		1,004,512

	~~W~~	1,985,022	~~W~~	1,772,664	~~W~~	1,659,166	~~W~~	1,482,824

Unearned interest income of finance lease as of December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017		2016
Total lease investment	~~W~~	1,985,022	~~W~~	1,659,166
Net lease investment
Present value of minimum lease payment		1,772,664		1,482,824

Unearned interest income	~~W~~	212,358	~~W~~	176,342

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

43.2 Operating lease

43.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Minimum lease payment
Within 1 year	~~W~~	168,707	~~W~~	148,449
1-5 years		196,050		174,232
Over 5 years		34,128		34,488

	~~W~~	398,885	~~W~~	357,169

Minimum sublease payment	~~W~~	(3,101)	~~W~~	(1,109)

The lease payment reflected in profit or loss for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Lease payment reflected in profit or loss
Minimum lease payment	~~W~~	208,413	~~W~~	197,444
Sublease payment		(2,441)		(1,026)

	~~W~~	205,972	~~W~~	196,418

43.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Minimum lease receipts
Within 1 year	~~W~~	163,203	~~W~~	129,870
1-5 years		375,344		277,377
Over 5 years		282,470		313,282

	~~W~~	821,017	~~W~~	720,529

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

44. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017		2016
Associates and Joint Ventures
KB Insurance Co., Ltd.[1]	Interest income	~~W~~	12	~~W~~	63
	Interest expense		202		1,057
	Fee and commission income		8,994		20,321
	Fee and commission expense		1,021		508
	Gains on financial assets/liabilities at fair value through profit or loss		796		4,822
	Losses on financial assets/liabilities at fair value through profit or loss		18,717		3,701
	Other operating income		16,743		12,972
	Other operating expense		633		6,406
	General and administrative expenses		5,601		14,244
	Reversal for credit loss		—		119
	Provision for credit loss		12		—
	Other non-operating income		51		110
	Other non-operating expense		—		74
Balhae Infrastructure Company	Fee and commission income		7,162		8,440
Korea Credit Bureau Co., Ltd.	Interest expense		132		92
	Fee and commission income		1,374		1,648
	Fee and commission expense		1,206		1,948
	General and administrative expenses		2,202		1,968
	Provision for credit loss		1		—
UAMCO., Ltd. 1	Interest expense		—		1
	Fee and commission income		—		5
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		216		457
United PF 1st Recovery Private Equity Fund[1]	Interest expense		—		1
KB GwS Private Securities Investment Trust	Fee and commission income		851		896
IMM Investment 5th PRIVATE EQUITY FUND1	Other non-operating expense		—		1
Incheon Bridge Co., Ltd.	Interest income		25,511		14,534
	Interest expense		292		369
	Insurance income		162		—
	Reversal for credit loss		43		—
	Provision for credit loss		—		31
Jaeyang Industry Co., Ltd.	Interest income		98		—
	Reversal for credit loss		6		37
HIMS Co., Ltd.[1]	Interest income		—		51
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		481		212
	Interest expense		—		10
Aju Good Technology Venture Fund	Interest expense		14		4
KB Star Office Private Real Estate Investment Trust No. 1	Interest income		370		371
	Interest expense		63		87
	Fee and commission income		435		436
	Provision for credit loss		3		—
RAND Bio Science Co., Ltd.	Interest expense		16		14
Inno Lending Co., Ltd	Fee and commission income		3		—
	Interest expense		1		—
	Other non-operating expense		—		20

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

KBIC Private Equity Fund No. 3 [1]	Interest expense	—	12
	Fee and commission income	38	260
SY Auto Capital Co., Ltd.	Interest income	828	718
	Interest expense	22	19
	Fee and commission income	47	—
	Fee and commission expense	2,956	—
	Insurance income	29	—
	Other operating income	731	1,606
	Other operating expense	128	153
	Reversal for credit losses	32	—
	Provision for credit losses	—	61
	Other non-operating income	51	250
Kyobo 7 Special Purpose Acquisition Co., Ltd. [1]	Interest expense	1	—
Food Factory Co., Ltd.	Interest income	24	—
	Insurance income	3	—
	Provision for credit losses	44	—
KB Pre IPO Secondary Venture Fund 1st	Fee and commission income	83	—
Builton Co., Ltd	Insurance income	1	—
KB Private Equity Fund III	Fee and commission income	457	—
Wise Asset Management Co., Ltd.	Interest expense	5	—
Acts Co.,Ltd.	Interest income	249	—
	Insurance income	2	—
	Losses on financial assets/liabilities at fair value through profit or loss	220	—
	Provision for credit losses	66	—
	General and administrative expenses	150	—
Korbi Co., Ltd. [1]	Interest income	183	—
	Provision for credit losses	89	—
Dongjo Co., Ltd.	Reversal for credit losses	2	—
POSCO-KB Shipbuilding Fund	Fee and commission income	257	—
	Interest expense	3	—
Dae-A Leisure Co., Ltd.	Interest expense	1	—
Paycoms Co., Ltd.	Interest income	61	—
	Provision for credit losses	32	—
Bungaejanter. Inc.	Interest income	31	—
	Provision for credit losses	44	—
Faromancorporation Co., Ltd. [1]	Reverse for credit losses	345	—
Daesang Techlon Co., Ltd.	Insurance income	1	—
Big Dipper Co., Ltd.	Provision for credit losses	2	—
KB-KDBC New Technology Business Investment Fund	Interest expense	4	—
KB No.5 Special Purpose Acquisition Company[1]	Interest income	—	68
	Interest expense	—	19
	Gains on financial assets/liabilities at fair value through profit or loss	—	216
	Reversal for credit loss	—	29
	Other non-operating income	—	2
KB No. 6 Special Purpose Acquisition Company[1]	Interest income	—	55
	Interest expense	—	14
	Losses on financial assets/liabilities at fair value through profit or loss	—	65
	Other non-operating expense	—	4

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

KB No. 7 Special Purpose Acquisition Company[1]	Interest income	—	37
	Interest expense	—	18
	Gains on financial assets/liabilities at fair value through profit or loss	—	861
	Other non-operating income	—	40
KB No. 8 Special Purpose Acquisition Company	Interest income	75	74
	Interest expense	36	35
	Losses on financial assets/liabilities at fair value through profit or loss	170	41
	Reversal for credit loss	—	50
KB No. 9 Special Purpose Acquisition Company	Interest income	76	73
	Interest expense	33	40
	Fee and commission income	—	473
	Losses on financial assets/liabilities at fair value through profit or loss	200	392
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,665
	Reversal for credit loss	—	49
KB No. 10 Special Purpose Acquisition Company	Interest income	48	17
	Interest expense	24	8
	Fee and commission income	—	175
	Losses on financial assets/liabilities at fair value through profit or loss	103	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,497
	Other non-operating income	—	5
KB No. 11 Special Purpose Acquisition Company	Interest income	22	3
	Fee and commission income	150	—
	Gains on financial assets/liabilities at fair value through profit or loss	711	16
Hyundai-Tongyang Agrifood Private Equity Fund	Fee and commission income	187	—
KB IGen Private Equity Fund No. 1	Fee and commission income	1,266	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	94	22
MJT&I Co., Ltd.	Interest income	—	2
Doosung Metal Co., Ltd.	Interest income	—	1
	Insurance income	1	—
Other
Retirement pension	Fee and commission income	795	717
	Interest expense	3	749

[1]	Excluded from the Group’s related party as of December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2017 and 2016, are as follows:

		2017		2016
Associates and Joint Ventures
KB Insurance Co., Ltd.[1]	Derivative financial assets	~~W~~	—	~~W~~	3,941
	Loans and receivables (Gross amount)		—		6,791
	Allowances for loan losses		—		9
	Other assets		—		23,341
	Derivative financial liabilities		—		13,545
	Deposits		—		9,883
	Debts		—		20,000
	Provisions		—		8
	Other liabilities		—		6,384
Balhae Infrastructure Company	Other assets		1,669		2,123
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		22		14
	Deposits		25,513		26,827
	Provisions		1		—
	Other liabilities		469		255
JSC Bank CenterCredit1	Cash and due from financial institutions		—		8
KB GwS Private Securities Investment Trust	Other assets		641		673
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		200,414		209,105
	Allowances for loan losses		288		331
	Other assets		710		821
	Deposits		48,795		38,556
	Provisions		3		3
	Insurance contract liabilities		189		—
	Other liabilities		29		166
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		176		98
Terra Co., Ltd.	Deposits		10		—
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)		—		303
	Allowances for loan losses		—		6
	Other assets		—		7
Jungdo Co., Ltd.	Deposits		4		—
Dongjo Co., Ltd.	Loans and receivables (Gross amount)		116		—
	Allowances for loan losses		1		—
Dae-A Leisure Co., Ltd.	Deposits		466		—
	Other liabilities		14		—
Aju Good Technology Venture Fund	Deposits		2,771		1,201
	Other liabilities		1		1
Ejade Co., Ltd.1	Deposits		—		2
Jungdong Steel Co., Ltd.	Deposits		3		3
Doosung Metal Co., Ltd.	Insurance contract liabilities		1		—
KB Star Office Private Real Estate Investment Trust No. 1	Loans and receivables (Gross amount)		10,000		10,000
	Allowances for loan losses		3		—
	Other assets		136		136
	Deposits		6,962		6,682
	Other liabilities		45		50
RAND Bio Science Co., Ltd.	Deposits		1,032		2,356
	Loans and receivables (Gross amount)		1		1
	Other liabilities		4		12
Inno Lending Co., Ltd	Loans and receivables (Gross amount)		2		—
	Deposits		41		1,902

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

isMedia Co., Ltd1	Provisions	—	4
KBIC Private Equity Fund No. 3[1]	Other assets	—	64
	Deposits	—	700
	Other liabilities	—	1
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	40,057	30,049
	Allowances for loan losses	—	32
	Other assets	51	108
	Deposits	6	3,997
	Provisions	29	29
	Insurance contract liabilities	8	—
	Other liabilities	349	70
Food Factory Co., Ltd.	Loans and receivables (Gross amount)	679	—
	Allowances for loan losses	44	—
	Other assets	1	—
	Deposits	1	—
	Insurance contract liabilities	3	—
KB Pre IPO Secondary Venture Fund 1st	Other assets	28	—
Builton Co., Ltd.	Loans and receivables (Gross amount)	1	—
	Deposits	26	—
	Insurance contract liabilities	1	—
Wise Asset Management Co., Ltd.	Deposits	340	—
	Other liabilities	1	—
Acts Co., Ltd.	Loans and receivables (Gross amount)	1,927	—
	Allowances for loan losses	161	—
	Intangible assets	1,275	—
	Deposits	4	—
	Insurance contract liabilities	1	—
POSCO-KB Shipbuilding Fund	Other assets	123	—
Bungaejanter. Inc.	Loans and receivables (Gross amount)	425	—
	Allowances for loan losses	36	—
Paycoms Co.,Ltd.	Loans and receivables (Gross amount)	1,066	—
	Allowances for loan losses	89	—
Daesang Techlon Co., Ltd.	Deposits	2	—
Big Dipper Co., Ltd.	Loans and receivables (Gross amount)	6	—
	Provisions	2	—
KB-KDBC New Technology Business Investment Fund	Deposits	7,500	—
	Other liabilities	4	—
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,122	2,235
	Loans and receivables (Gross amount)	2,296	2,490
	Deposits	2,339	2,342
	Other liabilities	19	3
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,241	2,441
	Loans and receivables (Gross amount)	2,356	2,584
	Deposits	2,309	2,399
	Other liabilities	38	6
KB No.10 Special Purpose Acquisition Company	Derivative financial assets	1,930	1,698
	Loans and receivables (Gross amount)	1,603	1,495
	Deposits	1,698	1,754
	Other liabilities	10	8
KB No.11 Special Purpose Acquisition Company	Derivative financial assets	846	135
	Loans and receivables (Gross amount)	697	790

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Key management	Loans and receivables (Gross amount)	1,665	1,982
	Other assets	2	2
	Deposits	8,707	8,217
	Insurance contract liabilities	809	413
	Other liabilities	124	139
Other
Retirement pension	Other assets	348	304
	Deposits	—	1,464
	Other liabilities	4,286	16,497

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2017.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. See Note 13 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017[1]
	Beginning		Loans	Repayments	Others		Ending
Associates
KB Insurance Co., Ltd.[2]	~~W~~	6,791	—	—	~~W~~	(6,791)	~~W~~	—
Korea Credit Bureau Co., Ltd.		14	8	—		—		22
Incheon Bridge Co., Ltd.		209,105	202,503	(211,194)		—		200,414
Jaeyang Industry Co., Ltd.		303	—	—		(303)		—
KB Star Office Private Real Estate Investment Trust No.[1]		10,000	—	—		—		10,000
RAND Bio Science Co., Ltd.		1	—	—		—		1
Inno Lending Co., Ltd		—	2	—		—		2
SY Auto Capital Co., Ltd.		30,049	44,039	(34,031)		—		40,057
Food Factory Co., Ltd.		—	700	—		(21)		679
Builton Co., Ltd.		—	1	—		—		1
Bungaejanter. Inc.		—	400	—		25		425
Big Dipper Co., Ltd.		—	6	—		—		6
KB No. 8 Special Purpose Acquisition Company		2,490	—	—		(194)		2,296
KB No. 9 Special Purpose Acquisition Company		2,584	—	—		(228)		2,356
KB No. 10 Special Purpose Acquisition Company		1,495	295	—		(187)		1,603
KB No. 11 Special Purpose Acquisition Company		790	—	—		(93)		697

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd. [2]	~~W~~	5,013	~~W~~	1,778	~~W~~	—	~~W~~	—	~~W~~	6,791
Korea Credit Bureau Co., Ltd.		19		—		(5)		—		14
UAMCO., Ltd. [2]		5		—		(5)		—		—
Incheon Bridge Co., Ltd.		231,674		4,000		(26,569)		—		209,105
Jaeyang Industry Co., Ltd.		—		—		—		303		303
HIMS Co., Ltd.[2]		—		3,500		(3,500)		—		—
KB Star Office Private Real Estate Investment Trust No.[1]		10,000		—		—		—		10,000
RAND Bio Science Co., Ltd.		—		1		—		—		1
SY Auto Capital Co., Ltd.		34		30,067		(52)		—		30,049
KB No. 5 Special Purpose Acquisition Company[2]		2,180		—		—		(2,180)		—
KB No. 6 Special Purpose Acquisition Company[2]		1,710		—		—		(1,710)		—
KB No. 7 Special Purpose Acquisition Company[2]		1,250		—		—		(1,250)		—
KB No. 8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No. 9 Special Purpose Acquisition Company		2,584		—		—		—		2,584
KB No. 10 Special Purpose Acquisition Company		—		1,495		—		—		1,495
KB No. 11 Special Purpose Acquisition Company		—		790		—		—		790

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	Excluded from the Group’s related party as of December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Unused commitments to related parties as of December 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		2017		2016
Associates and Joint Ventures
KB Insurance Co., Ltd.[1]	Commitments of derivative financial instruments	~~W~~	—	~~W~~	251,833
	Unused commitments of credit card		—		20,859
Balhae Infrastructure Company	Purchase of security investment		12,564		13,371
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		108		116
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		11,768		18,000
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		50,000
	Unused commitments of credit card		86		89
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		10,000		20,000
	Unused commitments of credit card		92		101
isMedia Co.,Ltd[1]	Loan commitments in Korean won		—		1,260
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		5		4
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd.	Unused commitments of credit card		4		—
Food Factory Co., Ltd.	Unused commitments of credit card		11		—
Inno Lending Co.,Ltd	Unused commitments of credit card		13		—
Big Dipper Co.,Ltd.	Unused commitments of credit card		94		—
KB-KDBC New Technology Business Investment Fund	Purchase of security investment		15,000		—
Key management	Loan commitments in Korean won		984		898

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Compensation to key management for the years ended December 31, 2017 and 2016, consists of:

(In millions of Korean won)	2017
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	2,026	~~W~~	87	~~W~~	—	~~W~~	2,991	~~W~~	5,104
Registered directors (non-executive)		896		—		—		—		896
Non-registered directors		8,420		338		—		14,610		23,368

	~~W~~	11,342	~~W~~	425	~~W~~	—	~~W~~	17,601	~~W~~	29,368

(In millions of Korean won)	2016
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,165	~~W~~	63	~~W~~	—	~~W~~	863	~~W~~	2,091
Registered directors (non-executive)		796		—		—		—		796
Non-registered directors		6,637		208		—		8,776		15,621

	~~W~~	8,598	~~W~~	271	~~W~~	—	~~W~~	9,639	~~W~~	18,508

Details of assets pledged as collateral to related parties as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017				2016
Associates		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
KB Insurance Co., Ltd. [1]	Land and buildings	~~W~~	—	~~W~~	—	~~W~~	217,369	~~W~~	26,000
	Investment securities		—		—		50,000		50,000

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2017.

Collateral received from related parties as of December 31, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)		2017		2016
Associates
KB Insurance Co., Ltd.[1]	Investment securities	~~W~~	—	~~W~~	50,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		388		251
	Real estate		2,287		2,759

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of December 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

As of December 31, 2017, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions.

45. Business Combination

45.1 The Acquisition of shares of KB Insurance Co., Ltd.

On May 19, 2017, the Group acquired 36,237,649 shares out of all outstanding shares of KB Insurance Co., Ltd., and this share acquisition increased the Group’s ownership of KB Insurance Co., Ltd. from 39.81% to 94.30%. Therefore, KB Insurance Co., Ltd. became a subsidiary to the Group. The main purpose of the business combination is to improve competitiveness of non-banking business by maximizing the operational synergy with subsidiaries in non-banking businesses.

(In millions of Korean won)	2017
Consideration
Fair value of existing holdings at the time of stock exchange	~~W~~	1,425,743
Equity securities(=36,237,649 shares X ~~W~~33,000)		1,195,842

Total consideration transferred	~~W~~	2,621,585

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	~~W~~	547,889
Financial assets at fair value through profit or loss		1,095,668
Available-for-sale financial assets		9,186,062
Held-to-maturity financial assets		4,616,377
Loans		6,604,530
Other receivables		767,458
Property plant and equipment(included Investment property)		895,141
Intangible assets		2,434,049
Other assets		4,187,919

Total Assets		30,335,093

Insurance contract liabilities		22,889,439
Financial liabilities		625,850
Other liabilities		3,905,189

Total liabilities		27,420,478

Total identifiable net assets	~~W~~	2,914,615

Non-controlling interests[1]		170,044
Gains on bargain purchase		122,986

[1]	Measured at the proportionate share of KB Insurance Co., Ltd.’s net assets applies only to instruments that represent present ownership interests.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

As a result of the business combination, there was a gain on the bargain purchase and the Group recognized it as other non-operating income in the consolidated statement of comprehensive income.

Details of loans acquired are as follows:

(In millions of Korean won)	2017
Fair value of loans	~~W~~	6,604,530
Contractual total amount of loan receivables		6,651,314
Contractual cash flows that are not expected to be recovered		(59,906)

Details of intangible assets recognized as a result of business combinations are as follows:

(In millions of Korean won)	2017
Value of business acquired (VOBA)[1]	~~W~~	2,395,291
Others[2]		38,758

	~~W~~	2,434,049

[1]	In accordance with Korean IFRS 1104, an indirect method of intrinsic value is applied to the measurement of VOBA. The valuation of the liabilities to identify the intrinsic value of the financial statements, in the case of business combination or pre-contract, is separated from insurance liability, and is classified and presented as intangible asset. VOBA is a similar concept to Present value of in force business (PVIF) and Present value of future profits (PVFP or PVP). The intangible assets from intrinsic values is calculated through the Actuarial model and Cash flow that were originally used to calculate the Embedded Value.
[2]	Memberships and other intangible assets were previously held by KB Insurance Co., Ltd.

In 2017, the Group measured 39.81% of KB Insurance Co., Ltd.’s equity interest held before the business combination at fair value and recognized ~~W~~ 1,806 million as a loss on investment in the consolidated statements of income.

After the acquisition date, operating income and net income of KB Insurance Co., Ltd. Were ~~W~~ 500,691million and ~~W~~ 330,286million, respectively.

If KB Insurance Co., Ltd. was consolidated from the beginning of the current period, the operating profit and profit for the period of the Group would be ~~W~~ 622,123million and ~~W~~ 430,190million, respectively, in the consolidated statement of comprehensive income

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

45.2 The Results of VOBA Sensitivity Analysis

The results of the sensitivity analysis from changes in assumption applied to calculate the value (VOBA) of acquired business recognized by business combination are as follows:

(In millions of Korean won)	2017
	Assumption change		VOBA outputs	Gain or losses from evaluation
Standard amount			2,395,291	—
Loss ratio	10%		1,020,243	(1,375,048)
	-10%		3,770,338	1,375,047
Surrenders and termination rates	10%		2,425,348	30,057
	-10%		2,360,035	(35,256)
Insurance operating expenses ratio	10%		2,256,197	(139,094)
	-10%		2,534,384	139,093
Return on investment	+0.5	%p	3,153,368	758,077
	-0.5	%p	1,576,618	(818,673)
Discount rate	+0.5	%p	2,250,386	(144,905)
	-0.5	%p	2,551,657	156,366

45.3 Insurance Risk at the Time of Business Combination

45.3.1 Overview

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with acceptance of insurance contract and payment of claims, and is classified as the insurance price risk and the reserves risk. The insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk rate or expected insurance operating expenses ratios in calculation of premiums. It is the risk of loss that arises from differences between actual payment of claims and premiums received from policyholders. The reserves risk is the risk that arises due to a deficit in reserves at the date of assessment, making KB Insurance Co., Ltd. unable to cover the actual claims payment in the future.

45.3.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that KB Insurance Co., Ltd. faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, KB Insurance Co., Ltd. establishes guidelines and procedure for acceptance and out lines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and the interest rate is adjusted accordingly, conditions of sale is changed, sale of goods is interrupted and other measures are taken in order to reduce insurance actuarial risk. KB Insurance Co., Ltd. has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business related risk.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

In addition, according to reinsurance operating standards, KB Insurance Co., Ltd. establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. KB Insurance Co., Ltd. supports so that policyholders are safe and KB Insurance Co., Ltd.’s stable profit can be achieved. For the long-term goal, KB Insurance Co., Ltd. manages risk at a comprehensive level to keep its value at the maximum.

KB Insurance Co., Ltd.’s entire risk is calculated by using RBC method. KB Insurance Co., Ltd. sets the risk appetite limits in order that the calculated risk level is maintained at an appropriate level compared to available capital. Portfolio of assets and products are monitored to improve profit compared to risk.

45.3.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior 1 year that is calculated by adding and subtracting original insurance premium, assumed reinsurance premium and ceded reinsurance premium.

(In millions of Koean won)	2017
	Direct insurance		Inward reinsurance		Outward reinsurance		Total
General	~~W~~	908,992	~~W~~	81,311	~~W~~	579,954	~~W~~	410,349
Automobile		1,984,178		—		40,486		1,943,692
Long-term		1,845,647		—		250,459		1,595,188

	~~W~~	4,738,817	~~W~~	81,311	~~W~~	870,899	~~W~~	3,949,229

45.3.4 Concentration of Insurance risk

KB Insurance Co., Ltd. is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. KB Insurance Co., Ltd.’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover serious damage of risk, although with rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and KB Insurance Co., Ltd. controls the risk through joint acquisition.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

45.3.5 Loss development tables

General Insurance

(In millions of won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2012.4.1 ~ 2013.3.31	~~W~~	155,846	~~W~~	188,494	~~W~~	194,197	~~W~~	198,574	~~W~~	197,475
2013.4.1 ~ 2014.3.31		168,274		196,711		198,849		198,251		—
2014.4.1 ~ 2015.3.31		121,300		141,807		143,129		—		—
2015.4.1 ~ 2016.3.31		126,747		150,115		—		—		—
2016.4.1 ~ 2017.3.31		148,162		—		—		—		—

		720,329		677,127		536,175		396,825		197,475

Gross cumulative claim payments (B)
2012.4.1 ~ 2013.3.31		118,748		172,826		185,043		190,131		191,849
2013.4.1 ~ 2014.3.31		129,198		175,994		189,194		191,700		—
2014.4.1 ~ 2015.3.31		88,311		126,826		135,437		—		—
2015.4.1 ~ 2016.3.31		93,964		136,169		—		—		—
2016.4.1 ~ 2017.3.31		107,770		—		—		—		—

		537,991		611,815		509,674		381,831		191,849

Difference (A-B)	~~W~~	182,338	~~W~~	65,312	~~W~~	26,501	~~W~~	14,994	~~W~~	5,626

Automobile Insurance

(In millions of won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
Estimate of gross ultimate claims (A)
2010.4.1 ~ 2011.3.31	~~W~~	1,025,148	~~W~~	1,041,743	~~W~~	1,049,759	~~W~~	1,053,279	~~W~~	1,053,674	~~W~~	1,054,482	~~W~~	1,055,616
2011.4.1 ~ 2012.3.31		1,103,363		1,118,764		1,125,789		1,130,637		1,132,811		1,134,588		—
2012.4.1 ~ 2013.3.31		1,129,311		1,151,262		1,160,820		1,166,840		1,169,692		—		—
2013.4.1 ~ 2014.3.31		1,124,402		1,154,322		1,164,003		1,174,204		—		—		—
2014.4.1 ~ 2015.3.31		1,205,298		1,224,037		1,236,693		—		—		—		—
2015.4.1 ~ 2016.3.31		1,242,591		1,257,538		—		—		—		—		—
2016.4.1 ~ 2017.3.31		1,292,711		—		—		—		—		—		—

		8,122,824		6,947,666		5,737,064		4,524,960		3,356,177		2,189,070		1,055,616

Gross cumulative claim payments(B)
2010.4.1 ~ 2011.3.31		898,401		1,010,255		1,033,873		1,043,730		1,048,664		1,050,860		1,051,681
2011.4.1 ~ 2012.3.31		954,486		1,079,455		1,106,620		1,120,852		1,128,085		1,130,188		—
2012.4.1 ~ 2013.3.31		963,250		1,112,141		1,140,658		1,154,668		1,160,801		—		—
2013.4.1 ~ 2014.3.31		948,421		1,105,324		1,137,731		1,155,656		—		—		—
2014.4.1 ~ 2015.3.31		1,007,236		1,180,056		1,210,707		—		—		—		—
2015.4.1 ~ 2016.3.31		1,042,046		1,208,525		—		—		—		—		—
2016.4.1 ~ 2017.3.31		1,079,668		—		—		—		—		—		—

		6,893,508		6,695,756		5,629,589		4,474,906		3,337,550		2,181,048		1,051,681

Difference (A-B)	~~W~~	1,229,316	~~W~~	251,910	~~W~~	107,475	~~W~~	50,054	~~W~~	18,627	~~W~~	8,022	~~W~~	3,935

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Long-term Insurance

(In millions of won)	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
Estimate of gross ultimate claims (A)
2012.4.1 ~ 2013.3.31	~~W~~	648,694	~~W~~	871,989	~~W~~	897,650	~~W~~	902,898	~~W~~	904,400
2013.4.1 ~ 2014.3.31		737,540		999,838		1,029,937		1,035,705		—
2014.4.1 ~ 2015.3.31		822,235		1,106,997		1,138,537		—		—
2015.4.1 ~ 2016.3.31		945,954		1,286,361		—		—		—
2016.4.1 ~ 2017.3.31		1,102,183		—		—		—		—

		4,256,606		4,265,185		3,066,124		1,938,603		904,400

Gross cumulative claim payments (B)
2012.4.1 ~ 2013.3.31		606,551		859,742		889,948		898,142		901,629
2013.4.1 ~ 2014.3.31		696,685		984,891		1,021,364		1,032,301		—
2014.4.1 ~ 2015.3.31		770,283		1,090,501		1,130,781		—		—
2015.4.1 ~ 2016.3.31		892,901		1,271,183		—		—		—
2016.4.1 ~ 2017.3.31		1,051,471		—		—		—		—

		4,017,891		4,206,317		3,042,093		1,930,443		901,629

Difference (A-B)	~~W~~	238,715	~~W~~	58,868	~~W~~	24,031	~~W~~	8,160	~~W~~	2,771

45.3.6 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancellation and the increase in payments of claims caused by catastrophic events. KB Insurance Co., Ltd. manages payment of refunds payable at maturity by analysing maturity of insurance.

Premium reserve’s maturity structure as of the business combination date is as follows:

	2017
(In millions of won)	Within 1 year		1~5 years		5~10 years		10~20 years		More 20 years		Total
Long-term insurance non participating
Non-linked	~~W~~	54,301	~~W~~	202,759	~~W~~	185,691	~~W~~	76,049	~~W~~	97,970	~~W~~	616,770
Linked		457,494		2,311,040		2,256,942		1,240,524		8,991,508		15,257,508

		511,795		2,513,799		2,442,633		1,316,573		9,089,478		15,874,278

Annuity
Non-linked		10		143		1,775		4,109		1,490		7,527
Linked		183		44,147		276,785		1,025,511		2,066,527		3,413,153

		193		44,290		278,560		1,029,620		2,068,017		3,420,680

Asset-linked
Linked		—		27,059		—		—		—		27,059
Total
Non-linked		54,311		202,902		187,466		80,158		99,460		624,297
Linked		457,677		2,382,246		2,533,727		2,266,035		11,058,035		18,697,720

	~~W~~	511,988	~~W~~	2,585,148	~~W~~	2,721,193	~~W~~	2,346,193	~~W~~	11,157,495	~~W~~	19,322,017

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

45.3.7 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, KB Insurance Co., Ltd. cedes insurance contracts to the insurers rated above BBB- of S&P rating.

As of business combination date, there are 219 reinsurance companies that deal with KB Insurance Co., Ltd., and the top three insurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREANRE	66.60%	AA
STARR INTERNATIONAL	3.41%	AA+
SWISSREINSURANCE	3.22%	AAA

Exposures to credit risk related to reinsurance as of business combination date were as follows:

(In millions of won)	2017
Reinsurance assets[1]	~~W~~	730,251
Net receivables from reinsurers[2]		44,443

	~~W~~	774,694

[1]	Net carrying amounts that deduct impairment loss
[2]	Net carrying amounts of each reinsurance company that offsets reinsurance accounts receivable and reinsurance accounts payable and deduct allowance for loan losses

45.3.8 Interest risk of insurance contract

The interest rate risk exposure from KB Insurance Co., Ltd.’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize the loss experienced. For long-term, non-life insurance contracts, KB Insurance Co., Ltd. calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves after subtracting costs of termination deductions. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Exposure to interest rate risk

(In millions of won)	2017
Liabilities
Fixed interest rate	~~W~~	622,570
Variable interest rate		18,268,800

		18,891,370

Assets
Due from banks		319,960
Financial assets at fair value through profit or loss		386,040
Available-for-sale financial assets		6,660,182
Held-to-maturity financial assets		4,143,851
Loans		6,465,291

	~~W~~	17,975,324

Measurement and recognition method

Duration is used to measure interest rate risk within risk based solvency test. ALM system for risk based solvency test is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall, when interest rates fall, value and duration of assets and liabilities increase. When duration of assets is shorter than duration of liabilities, the interest risk is increased if the interest rates fall since increased asset value is smaller than liabilities increase.

Negative spread risk control

To control interest expenses from other liabilities and investment incomes from assets, KB Insurance Co., Ltd. publicizes its interest rate considering market interest rate and return on invested insurance assets of KB Insurance Co., Ltd.

(2) Acquisition of MARITIME SECURITIES INCORPORATION

In October 9, 2017 the Group acquired 99.40% shares of MARITIME SECURITIES INCORPORATION, which operates in Vietnam securities industry. The transfer price paid by the group was ~~W~~ 38,479 million, and recognized goodwill of ~~W~~ 13,092 million by recognizing the net asset and non-controlling interest of ~~W~~ 25,539 million and ~~W~~ 152 million, respectively. There are no operating income or profit for the period incurred and recognized in the consolidated statement of profit or loss after the acquisition date.

The name has changed to KB SECURITIES VIETNAM JOINT STOCK COMPANY in January 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

46. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2017, was approved by the Board of Directors on February 8, 2018.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2017 and 2016

KB Financial Group Inc.

Index

December 31, 2017 and 2016

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of KB Financial Group Inc.

We have audited the accompanying separate financial statements of KB Financial Group Inc. (the Company), which comprise the separate statements of financial position as of December 31, 2017 and 2016, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the separate financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of KB Financial Group Inc. as of December 31, 2017 and 2016, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean IFRS.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2018

This report is effective as of March 12, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2017 and December 31, 2016

(In millions of Korean won)	Notes	December 31, 2017		December 31, 2016
Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	245,400	~~W~~	115,065
Financial assets at fair value through profit or loss	4,5,7		284,485		246,656
Loans	4,5,8		10,000		29,415
Investments in subsidiaries	9		24,062,116		21,392,745
Investments in associates	10		—		1,053,690
Property and equipment	11		697		469
Intangible assets	12		8,864		8,092
Net defined benefit assets	17		201		193
Deferred income tax assets	13		10,282		4,604
Other assets	4,5,14		480,789		519,223

Total assets		~~W~~	25,102,834	~~W~~	23,370,152

Liabilities
Debts	4,5,15	~~W~~	300,000	~~W~~	350,000
Debentures	4,5,16		5,162,600		3,474,200
Current income tax liabilities	27		308,854		419,607
Other liabilities	4,5,18		204,835		104,528

Total liabilities			5,976,289		4,348,335

Equity
Share capital	19		2,090,558		2,090,558
Capital surplus	19		14,742,814		14,656,168
Accumulated other comprehensive income	19		(5,233)		(4,742)
Retained earnings	19		3,054,379		2,998,923
Treasury shares	19		(755,973)		(719,090)

Total equity			19,126,545		19,021,817

Total liabilities and equity		~~W~~	25,102,834	~~W~~	23,370,152

3

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(In millions of Korean won, except per share amounts)	Notes	2017		2016
Interest income		~~W~~	3,889	~~W~~	4,597
Interest expense			(101,107)		(60,521)

Net interest expense	21		(97,218)		(55,924)

Fee and commission income			738		203
Fee and commission expense			(8,546)		(7,417)

Net fee and commission expense	22		(7,808)		(7,214)

Net gains on financial assets at fair value through profit or loss	23		745		5,272

Net other operating income	24		709,544		694,908

General and administrative expenses	25		(57,485)		(46,734)

Operating profit before provision for credit losses			547,778		590,308

Provision for credit losses			—		—

Operating profit			547,778		590,308

Net non-operating expense	26		125		(340)

Profit before income tax			547,903		589,968

Income tax benefit	27		5,522		164

Profit for the period			553,425		590,132

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(491)		237

Other comprehensive income for the period, net of tax			(491)		237

Total comprehensive income for the period		~~W~~	552,934	~~W~~	590,369

Earnings per share
Basic earnings per share	28	~~W~~	1,388	~~W~~	1,538
Diluted earnings per share	28		1,380		1,530

4

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity
Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,979)	~~W~~	2,787,416	~~W~~	—	~~W~~	18,228,004

Comprehensive income
Profit for the period		—		—		—		590,132		—		590,132
Remeasurements of net defined benefit liabilities		—		—		237		—		—		237

Total comprehensive income		—		—		237		590,132		—		590,369

Transactions with shareholders
Dividends		—		—		—		(378,625)		—		(378,625)
Acquisition of treasury Shares		—		—		—		—		(719,090)		(719,090)

Total transactions with shareholders		—		—		—		(378,625)		(719,090)		(1,097,715)

Issue of ordinary shares related to business combination		158,800		1,142,359		—		—		—		1,301,159

Balance at December 31, 2016	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,742)	~~W~~	2,998,923	~~W~~	(719,090)	~~W~~	19,021,817

Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,742)	~~W~~	2,998,923	~~W~~	(719,090)	~~W~~	19,021,817

Comprehensive income
Profit for the period		—		—		—		553,425		—		553,425
Remeasurements of net defined benefit liabilities		—		—		(491)		—		—		(491)

Total comprehensive income (loss)		—		—		(491)		553,425		—		552,934

Transactions with shareholders
Dividends		—		—		—		(497,969)		—		(497,969)
Acquisition of treasury shares		—		—		—		—		(201,985)		(201,985)
Sales of treasury shares		—		86,646		—		—		165,102		251,748

Total transactions with shareholders		—		86,646		—		(497,969)		(36,883)		(448,206)

Balance at December 31, 2017	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

5

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(In millions of Korean won)	Note	2017		2016
Cash flows from operating activities
Profit for the period		~~W~~	553,425	~~W~~	590,132

Adjustment for non-cash items
Depreciation and amortization			604		801
Share-based payments			7,804		3,724
Net interest expense			9,430		1,073
Net losses from valuation on financial assets at fair value through profit or loss			12,171		2,462
Net other expenses			2,182		2,214

			32,191		10,274

Changes in operating assets and liabilities
Deferred income tax assets			(5,521)		(89)
Other assets			(699)		(1,433)
Other liabilities			(9,253)		(3,164)

			(15,473)		(4,686)

Net cash inflow from operating activities			570,143		595,720

Cash flows from investing activities
Acquisition of investment in subsidiaries			(1,363,932)		(1,534,021)
Acquisition of investment in associates			—		(170,625)
Acquisition of financial assets at fair value through profit or loss			(50,000)		(150,000)
Increase in loans			(10,000)		(29,415)
Decrease in loans			29,415		—
Acquisition of property and equipment			(466)		(163)
Disposal of property and equipment			2		—
Acquisition of intangible assets			(1,073)		(107)
Disposal of intangible assets			—		10
Net decrease (increase) in guarantee deposits provided			3,498		(1,590)

Net cash outflow from investing activities			(1,392,556)		(1,885,911)

Cash flows from financing activities
Net decrease in debts			(50,263)		350,000
Proceeds from issuance of debentures			1,836,114		1,975,742
Repayments of debentures			(149,669)		(150,000)
Dividends paid			(497,969)		(378,625)
Acquisition of treasury shares			(185,465)		(716,808)

Net cash inflow from financing activities			952,748		1,080,309

Net increase(decrease) in cash and cash equivalents			130,335		(209,882)
Cash and cash equivalents at the beginning of the period	29		115,062		324,944

Cash and cash equivalents at the end of the period	29	~~W~~	245,397	~~W~~	115,062

6

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

1. The Company

KB Financial Group Inc. (the Company), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters is located at 26, Gukjegeumyung-ro-8-gill, Yeongdeungpo-gu, Seoul. The Company’s share capital as of December 31, 2017, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card Company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment&Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

7

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.(refer to notes 29)

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112 Disclosure of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Company are set out below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Company will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Company does not expect the amendments to have a significant impact on the consolidated financial statements because the Company is not a venture capital organization.

8

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also, clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

•	Enactments to Interpretation IFRIC 2122 Foreign Currency Transactions and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the enactments to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables.

9

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Within the Company, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Company analyzed financial impacts of Korean IFRS 1109 on its separate financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1109. The assessment was performed based on available information as of December 31, 2017, and the results of the assessment are explained as below. Meanwhile, the following areas are likely to be affected in general. The results of the assessment in the financial effects as at December 31, 2017 may change due to additional information and decisions that the Company may obtain in the future.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, the Company does not measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and sale	Measured at fair value through other comprehensive income[1]
Hold for sale and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

The following table presents the impact of the change in classification and measurement of financial instrument (excluding derivatives) held by the Company as at December 31, 2017, using the financial instrument accounting system developed by the Company with applying Korean IFRS 1109.

(In millions of Korean won)
Classification in accordance with		Amount in accordance with
Korean IFRS1039	Korean IFRS 1109	Korean IFRS 1039		Korean IFRS 1109
Cash and due from financial institutions	Measured at amortized cost	~~W~~	245,400	~~W~~	245,400
Financial assets at fair value through profit or loss
Financial assets designated at fair value through profit and loss	Recognized at fair value through profit or loss1		284,485		284,485
Loans	Measured at amortized cost		10,000		10,000
Other assets	Measured at amortized cost		16,207		16,207

		~~W~~	556,092	~~W~~	556,092

[1]	The financial assets amounting to ~~W~~ 284,485 million that was previously classified as financial assets designated at fair value through profit or loss in accordance with Korean IFRS 1039, will be reclassified as financial assets recognized at fair value through profit or loss, even if the financial assets are not designated at fair value through profit or loss.

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires that the amount of the change of fair value attributable to changes in the credit risk in the financial liabilities designated at fair value through profit or loss will be recognized in other comprehensive income, not in profit or loss, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

There is no financial liabilities designated as at fair value through profit or loss as at December 31, 2017. So, there is no impact on the financial statements.

(c) Impairment: Financial Assets and Contract Assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under Korean IFRS 1039. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, contract assets, lease receivables, loan commitments and certain financial guarantee contracts.

11

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Under Korean IFRS 1109 ‘expected loss’ model, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Company will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument
3	Credit-impaired

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance.

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

Furthermore, when the Company first applies Korean IFRS 1109, it may choose as its accounting policy choice to continue to apply all of the hedge accounting requirements of Korean IFRS 1039 instead of the requirements of Korean IFRS 1109.

Meanwhile, as at December 31,2017, the Company has not applied hedge accounting more for the risk management practices which can be applied hedge accounting by Korean IFRS 1109 but cannot be satisfied with hedge accounting requirements by Korean IFRS 1039.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

•	Korean IFRS 1115 Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Company will apply new standard for annual reporting periods beginning on or after January 1, 2018, and early adoption is permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

•	Enactment Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2014 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lease is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The classification criteria between a financial lease and an operating lease for a lessor under Korean IFRS 1116 are similar to Korean IFRS 1017.

13

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The Company is currently in progress of analyzing the potential impact on its consolidated financial statements resulting from the application of Korean IFRS 1116.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense and fair value of financial instruments.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the financial statements are as follows:

2.4.1 Income taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. If certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks (Note 5).

2.4.3 Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 17).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2 Financial Assets at Fair Value through Profit or Loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Company as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Company may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Company is provided internally on that basis to the Company’s key management personnel.

•	A contract contains one or more embedded derivatives; the Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

15

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.3 Loans and Receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Company does not intend to sell immediately or in the near term.

•	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit losses.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.4 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted at cost method in accordance with Korean IFRS 1027. The Company determines at each reporting period whether there is any objective evidence that the investments in the subsidiaries and associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries or associates and its carrying value.

3.5 Property and Equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

16

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful life
Leasehold improvements Equipment and vehicles	Declining-balance Declining-balance	4 years 4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.6 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful life
Software	Straight-line	4 years
Others	Straight-line	4 ~ 10 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.7 Impairment of Non-financial Assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

17

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.8 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.9 Equity Instrument Issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted from the equity.

3.10 Revenue Recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	The amount of revenue can be measured reliably.

b)	It is probable that the economic benefits associated with the transaction will flow to the Company.

c)	Specific conditions are satisfied for activities.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Fee and commission income

Fee and commission income is recognized on an accrual basis in accordance with the substance of transaction.

Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

3.11 Employee Compensation and Benefits

3.11.1 Post-employment benefit:

Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Such past service cost is recognized immediately in profit or loss.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.11.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.11.3 Share-based payment

The Company has share grant programs to directors and employees of the Company. When the stock grants are exercised, the Company can either select to issue new shares or distribute treasury shares, or compensate the difference in fair value of shares and exercise price.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.11.4 Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Company decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before 12 months after the end of the reporting period are discounted to present values.

20

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.12 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different

21

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from a claim for rectification brought by the Company, an appeal for a refund of tax levied by the tax authorities, or others due to different interpretation of tax laws or others. The Company recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, interest and penalties related to income tax are recognized in accordance with Korean IFRS 1037.

3.13 Earnings per Share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.14 Operating Segments

The Company is composed of a single operating segment. Therefore, disclosures on segments are omitted in accordance with Korean IFRS 1108, Operating Segments.

22

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Due from financial institutions	~~W~~	245,400	~~W~~	115,065
Loans		10,000		29,415
Other financial assets		16,207		18,625

	~~W~~	271,607	~~W~~	163,105

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the separate financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	2017			2016
	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Loans
Neither past due nor impaired	~~W~~	10,000	100.00	~~W~~	29,415	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		10,000	100.00		29,415	100.00

Less: Allowances		—	—		—	—

Carrying amount	~~W~~	10,000	100.00	~~W~~	29,415	100.00

24

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Credit quality of loans that are neither past due nor impaired are as follows:

	Corporate Loans
(In millions of Korean won)	2017		2016
Grade 1	~~W~~	10,000	~~W~~	29,415
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	~~W~~	10,000	~~W~~	29,415

Credit quality of loans graded according to the probability of default are as follows:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit Risk Concentration Analysis

Details of the Company’s loans by country as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

(In millions of Korean won)	2016
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

Details of the Company’s corporate loans by industry as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

(In millions of Korean won)	2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

25

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Company becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group; such as, on demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	245,437	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	245,437
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		284,485		284,485
Loans		—		—		—		10,096		—		—		10,096
Other financial assets		—		795		—		14,699		—		—		15,494

	~~W~~	245,437	~~W~~	795	~~W~~	—	~~W~~	24,795	~~W~~	—	~~W~~	284,485	~~W~~	555,512

26

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Financial liabilities
Debts	~~W~~	—	~~W~~	494	~~W~~	300,462	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,956
Debentures		—		2,726		24,121		767,259		3,592,586		1,192,247		5,578,939
Other financial liabilities		—		19,942		—		—		—		—		19,942

	~~W~~	—	~~W~~	23,162	~~W~~	324,583	~~W~~	767,259	~~W~~	3,592,586	~~W~~	1,192,247	~~W~~	5,899,837

(In millions of Korean won)

	2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	115,173	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	115,173
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		246,656		246,656
Loans		—		29,415		—		—		—		—		29,415
Other financial assets		—		1		—		18,197		—		—		18,198

	~~W~~	115,173	~~W~~	29,416	~~W~~	—	~~W~~	18,197	~~W~~	—	~~W~~	246,656	~~W~~	409,442

Financial liabilities
Debts	~~W~~	—	~~W~~	547	~~W~~	180,517	~~W~~	170,026	~~W~~	—	~~W~~	—	~~W~~	351,090
Debentures		—		1,322		166,637		50,477		2,691,848		852,433		3,762,717
Other financial liabilities		—		3,831		—		—		—		—		3,831

	~~W~~	—	~~W~~	5,700	~~W~~	347,154	~~W~~	220,503	~~W~~	2,691,848	~~W~~	852,433	~~W~~	4,117,638

[1]	The amount of ~~W~~3 million, which is restricted amount due from the financial institutions as of December 31, 2017 and 2016, is excluded respectively.
[2]	Financial assets designated at fair value through profit or loss and hybrid capital instruments are included in the ‘Over 5 years’ category according to their remaining contractual maturity because the assets’ point of sale is uncertain.

27

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost that will fluctuate due to changes in interest.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through Value at Risk measurement and management for the interest rate.

Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.9% confidence level. The measurement results of risk as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Interest rate VaR	~~W~~	159,530	~~W~~	90,443

4.5 Capital Adequacy

The Company complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 6.25%(2016: 5.375%), a minimum Tier 1 ratio of 7.75%(2016: 6.875%) and a minimum Total Regulatory Capital ratio of 9.75%(2016: 8.875%) as of December 31, 2017.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies as below:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

28

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and Internal Capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Internal Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors Internal Capital by risk type and subsidiaries.

The Risk Management Council of the Company determines the Group’s risk appetite and allocates Internal Capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated Internal Capital. The Risk Management Department of the Company monitors the limit on Internal Capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the Internal Capital is expected to exceed the limits due to new business or business expansion.

Details of the Group’s capital adequacy calculation in line with Basel III, as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Equity Capital:	~~W~~	32,401,579	~~W~~	31,103,291
Tier 1 Capital		31,059,475		29,264,494
Common Equity Tier 1 Capital		31,059,475		29,013,954
Additional Tier 1 Capital		—		250,540
Tier 2 Capital		1,342,105		1,838,797
Risk-weighted assets:		212,777,226		203,649,442
Equity Capital (%):		15.23		15.27
Tier 1 Capital (%)		14.60		14.37
Common Equity Tier 1 Capital (%)		14.60		14.25

29

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	284,485	~~W~~	284,485
Loans and receivables
Cash and due from financial institutions		245,400		245,400
Loans		10,000		10,000
Other financial assets		16,207		16,207

	~~W~~	556,092	~~W~~	556,092

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	300,000	~~W~~	300,000
Debentures		5,162,600		5,094,561
Other financial liabilities		29,963		29,963

	~~W~~	5,492,563	~~W~~	5,424,524

(In millions of Korean won)	2016
	Carrying amount		Fair value
Financial assets
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	246,656	~~W~~	246,656
Loans and receivables
Cash and due from financial institutions		115,065		115,065
Loans		29,415		29,415
Other financial assets		18,625		18,625

	~~W~~	409,761	~~W~~	409,761

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	350,000	~~W~~	350,000
Debentures		3,474,200		3,465,441
Other financial liabilities		10,450		10,450

	~~W~~	3,834,650	~~W~~	3,825,891

30

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

31

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	284,485	~~W~~	284,485

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	246,656	~~W~~	246,656

32

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	245,400	~~W~~	—	~~W~~	245,400
Loans[2]		—		—		10,000		10,000
Other financial assets[3]		—		—		16,207		16,207

	~~W~~	—	~~W~~	245,400	~~W~~	26,207	~~W~~	271,607

Financial liabilities
Debts[4]	~~W~~	—	~~W~~	300,000		—	~~W~~	300,000
Debentures		—		5,094,561		—		5,094,561
Other financial liabilities[3]		—		—		29,963		29,963

	~~W~~	—	~~W~~	5,394,561	~~W~~	29,963	~~W~~	5,424,524

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	115,065	~~W~~	—	~~W~~	115,065
Loans[2]		—		—		29,415		29,415
Other financial assets[3]		—		—		18,625		18,625

	~~W~~	—	~~W~~	115,065	~~W~~	48,040	~~W~~	163,105

Financial liabilities
Debts[4]	~~W~~	—	~~W~~	350,000	~~W~~	—	~~W~~	350,000
Debentures		—		3,465,441		—		3,465,441
Other financial liabilities[3]		—		—		10,450		10,450

	~~W~~	—	~~W~~	3,815,441	~~W~~	10,450	~~W~~	3,825,891

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]	Because loans classified as level 3 are loans with residual maturity of less than one month, we regarded the carrying amount as representative of fair value.
[3]	Other financial assets and other financial liabilities classified as level 3 are regarded as the carrying amount as representative of fair value.
[4]	Debts classified as level 2 are regarded as the carrying amount as representative of fair value.

33

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Valuation techniques and inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	2017		2016
Financial liabilities
Debentures	~~W~~	5,094,561	~~W~~	3,465,441	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

Details of changes in Level 3 of the fair value hierarchy for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	246,656
Total gains or losses
- Profit or loss for the period		(12,171)
- Other comprehensive income		—
Purchases		50,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	284,485

34

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	99,118
Total gains or losses
- Profit or loss for the period		(2,462)
- Other comprehensive income		—
Purchases		150,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	246,656

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(12,171)	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	(12,171)	~~W~~	—	~~W~~	—

(In millions of Korean won)	2016
	Losses from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(2,462)	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	(2,462)	~~W~~	—	~~W~~	—

35

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

5.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	284,485	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate Volatility of interest rate	2.44 ~ 5.10 0.50	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	246,656	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate Volatility of interest rate	2.56 ~ 4.92 0.54	The lower the discount rate, the higher the fair value The higher the volatility, the higher the fair value fluctuation

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are derivative-linked securities whose fair value changes are recognized in profit or loss.

36

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss Derivative-linked securities[1]	~~W~~	8,563	~~W~~	(8,314)	~~W~~	—	~~W~~	—

(In millions of Korean won)	2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss Derivative-linked securities[1]	~~W~~	8,827	~~W~~	(8,577)	~~W~~	—	~~W~~	—

[1]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate, the correlation of rates of long-term interest rate and short-term interest rate, or the volatility of the interest rate is shifted by ± 1%.

5.3 Offsetting Financial Assets and Financial Liabilities

The Company entered into master netting agreement with the counterparty through International Derivatives Swaps and Dealers Association (“ISDA”) or other similar agreements in relation to Over-the-counter derivatives and foreign exchange spot transaction. Repurchase agreements and stock lending and borrowing transactions of the Company are offset through similar netting agreements as derivatives. In accordance with the master netting agreement, the contact with the counterparty is terminated in certain circumstances; such as, bankruptcy or insolvency. At the termination, the receivables and payment of the counterparty offset, and receive/pay the net balance from/to the counterparty. Besides the financial instruments mentioned above, the Company has other financial instruments; such as, domestic exchange transactions and marketable securities, receivables and payable relating to derivative instruments. Theses financial instruments are settled at net basis in accordance with the legal net obligations; therefore, they are presented in the statement of financial position after offset.

37

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

5.3.1 Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2017 are as follows:

(In millions of Korean won)	2017
Amount not offset
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Reverse repurchase agreements	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

(In millions of Korean won)	2016
							Amount not offset
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Reverse repurchase agreements	~~W~~	29,415	~~W~~	—	~~W~~	29,415	~~W~~	(29,415)	~~W~~	—	~~W~~	—

	~~W~~	29,415	~~W~~	—	~~W~~	29,415	~~W~~	(29,415)	~~W~~	—	~~W~~	—

5.3.2 The fair value of collateral available to sell or repledge, sold or repledged, regardless of debtor’s default, as of December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	—	~~W~~	—	~~W~~	—

(In millions of Korean won)	2016
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	~~W~~	30,887	~~W~~	—	~~W~~	30,887

38

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

6. Due from Financial Institution

Details of due from financial institution as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of December 31, 2017)	2017		2016
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	46,062	~~W~~	57,967
		Standard Chartered Bank	1.25		60,694		863
		KEB Hana Bank	—		—		3,294
		BNK Busan Bank	1.5		138,644
	Due from others	The Korea Securities Finance Corporation	—		—		52,941

				~~W~~	245,400	~~W~~	115,065

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	245,397	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	245,397

(In millions of Korean won)	2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	115,062	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	115,062

Restricted cash from financial institution as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Financial Institution	2017		2016		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

7. Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or losses as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	284,485	~~W~~	246,656

39

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

8. Loans

Details of loans as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Loans	~~W~~	10,000	~~W~~	29,415
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	10,000	~~W~~	29,415

Details of loan types and customer types of loans to customers, other than banks, as of December 31, 2017 is as follows:

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Reverse repurchase agreements	~~W~~	—	~~W~~	10,000	~~W~~	—	~~W~~	10,000

		—		10,000		—		10,000

Proportion (%)		—		100.00		—		100.00
Less: Allowances		—		—		—		—

	~~W~~	—	~~W~~	10,000	~~W~~	—	~~W~~	10,000

9. Investments in Subsidiaries

Details of subsidiaries as of December 31, 2017, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

40

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Investments in subsidiaries as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership(%)	Carrying amount
Name of subsidiary	As of December31, 2017		2017		2016
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		—
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	21,492,128	100.00		573,811		279,870
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,910		104,910
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	24,062,116	~~W~~	21,392,745

Changes in accumulated impairment losses on investments in subsidiaries for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

(In millions of Korean won)	2016
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

[1]	The industry environment of savings banks has deteriorated continuously and their performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the recent downturn, the Company recognized the impairment loss on investment in KB Savings Bank Co., Ltd.

41

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

10. Investments in Associates

Details of investments in associates as of December 31, 2016, are as follows:

(In millions of Korean won)	2016
Name of associates	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Insurance Co., Ltd.	39.81	~~W~~	1,053,690	~~W~~	1,393,320	~~W~~	1,053,690	Non-life insurance	Korea

Changes in investments in associates for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
Name of associate	Beginning		Acquisition		Transfer to subsidiary		Impairment		Ending
KB Insurance Co., Ltd.	~~W~~	1,053,690	~~W~~	—	~~W~~	(1,053,690)	~~W~~	—	~~W~~	—

(In millions of Korean won)	2016
Name of associate	Beginning		Acquisition		Transfer to subsidiary		Impairment		Ending
KB Insurance Co., Ltd.	~~W~~	883,065	~~W~~	170,625	~~W~~	—	~~W~~	—	~~W~~	1,053,690
Hyundai Securities Co., Ltd.		—		1,349,850		(1,349,850)		—		—

	~~W~~	883,065	~~W~~	1,520,475	~~W~~	(1,349,850)	~~W~~	—	~~W~~	1,053,690

11. Property and Equipment

Details of property and equipment as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	823	~~W~~	(747)	~~W~~	—	~~W~~	76
Equipment and others		3,675		(3,054)		—		621

	~~W~~	4,498	~~W~~	(3,801)	~~W~~	—	~~W~~	697

(In millions of Korean won)	2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	791	~~W~~	(679)	~~W~~	—	~~W~~	112
Equipment and others		5,046		(4,689)		—		357

	~~W~~	5,837	~~W~~	(5,368)	~~W~~	—	~~W~~	469

42

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The changes in property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	112	~~W~~	32	~~W~~	—	~~W~~	(68)	~~W~~	76
Equipment and vehicles		357		434		(2)		(168)		621

	~~W~~	469	~~W~~	466	~~W~~	(2)	~~W~~	(236)	~~W~~	697

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Depreciation		Ending
Leasehold improvements	~~W~~	198	~~W~~	20	~~W~~	—	~~W~~	(106)	~~W~~	112
Equipment and vehicles		380		143		—		(166)		357

	~~W~~	578	~~W~~	163	~~W~~	—	~~W~~	(272)	~~W~~	469

12. Intangible Assets

Details of intangible assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	3,072	~~W~~	(2,580)	~~W~~	—	~~W~~	492
Membership rights		9,657		—		(1,864)		7,793
Other intangible assets		4,116		(3,537)		—		579

	~~W~~	16,845	~~W~~	(6,117)	~~W~~	(1,864)	~~W~~	8,864

(In millions of Korean won)	2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,615	~~W~~	(2,450)	~~W~~	—	~~W~~	165
Membership rights		9,531		—		(1,962)		7,569
Other intangible assets		3,657		(3,299)		—		358

	~~W~~	15,803	~~W~~	(5,749)	~~W~~	(1,962)	~~W~~	8,092

The changes in intangible assets for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Amortization		Reversal[1]		Ending
Software	~~W~~	165	~~W~~	456	~~W~~	—	~~W~~	(129)	~~W~~	—	~~W~~	492
Membership rights		7,569		126		—		—		98		7,793
Other intangible assets		358		460		—		(239)		—		579

	~~W~~	8,092	~~W~~	1,042	~~W~~	—	~~W~~	(368)	~~W~~	98	~~W~~	8,864

43

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Amortization		Impairment[1]		Ending
Software	~~W~~	375	~~W~~	3	~~W~~	—	~~W~~	(213)	~~W~~	—	~~W~~	165
Membership rights		7,379		104		(12)		—		98		7,569
Other intangible assets		674		—		—		(316)		—		358

	~~W~~	8,428	~~W~~	107	~~W~~	(12)	~~W~~	(529)	~~W~~	98	~~W~~	8,092

[1]	Impairment loss for membership rights of intangible assets with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount and reversal of impairment losses was recognized when its recoverable amount is higher than its carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Reversal		Disposal		Ending
Accumulated impairment losses on intangible assets	~~W~~	(1,962)	~~W~~	98	~~W~~	—	~~W~~	(1,864)

(In millions of Korean won)	2016
	Beginning		Impairment		Disposal		Ending
Accumulated impairment losses on intangible assets	~~W~~	(2,060)	~~W~~	98	~~W~~	—	~~W~~	(1,962)

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	4,158	~~W~~	—	~~W~~	4,158
Membership rights		513		—		513
Defined benefit obligation		1,597		—		1,597
Plan assets		—		(948)		(948)
Short-term employee benefits		571		—		571
Gains(loss) on valuation of hybrid capital instruments		4,267		—		4,267
Others		124		—		124

		11,230		(948)		10,282

Offsetting of deferred tax assets and liabilities		(948)		948		—

	~~W~~	10,282	~~W~~	—	~~W~~	10,282

44

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,189	~~W~~	—	~~W~~	2,189
Membership rights		475		—		475
Defined benefit obligation		1,267		—		1,267
Plan assets		—		(736)		(736)
Short-term employee benefits		381		—		381
Gains(loss) on valuation of hybrid capital instruments		809		—		809
Others		219		—		219

		5,340		(736)		4,604

Offsetting of deferred tax assets and liabilities		(736)		736		—

	~~W~~	4,604	~~W~~	—	~~W~~	4,604

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 2,896,164 million, ~~W~~ 66,162 million and ~~W~~ 51,742 million associated with investments in subsidiaries, tax loss carryforwards and impairment losses on investments in subsidiaries, respectively, as of December 31, 2017, due to the uncertainty that all these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 2,395,805 million associated with investments in subsidiaries as of December 31, 2017, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

45

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The changes in cumulative temporary differences for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	9,045	~~W~~	1,728	~~W~~	7,804	~~W~~	15,121
Membership rights		1,962		100		2		1,864
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,236		2,199		2,771		5,808
Short-term employee benefits		1,573		1,573		2,077		2,077
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses on investments in subsidiaries		51,742		—		—		51,742
Gains(loss) on valuation of hybrid capital instruments		3,344		—		12,171		15,515
Others		905		822		368		451

		3,036,133		6,422		25,193		3,054,904

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses on investments in subsidiaries		51,742						51,742

		22,065						40,836

Tax rate (%)		24.2						27.5

Deferred income tax assets from deductible temporary differences	~~W~~	5,340					~~W~~	11,230

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,395,805)	~~W~~	—	~~W~~	—	~~W~~	(2,395,805)
Plan assets		(3,041)		(2,199)		(2,607)		(3,449)

		(2,398,846)	~~W~~	(2,199)	~~W~~	(2,607)		(2,399,254)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(3,041)						(3,449)

Tax rate (%)		24.2						27.5

Deferred income tax liabilities from taxable temporary differences	~~W~~	(736)					~~W~~	(948)

[1]	The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the rate of 27.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2017.

46

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	~~W~~	9,380	~~W~~	4,059	~~W~~	3,724	~~W~~	9,045
Membership rights		2,061		101		2		1,962
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,405		2,073		1,904		5,236
Short-term employee benefits		1,279		1,279		1,573		1,573
Tax loss carryforwards		66,162		—		—		66,162
Impairment losses on investments in subsidiaries		51,742		—		—		51,742
Gains(loss) on valuation of hybrid capital instruments		882		—		2,462		3,344
Others		1,726		1,723		902		905

		3,034,801		9,235		10,567		3,036,133

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		66,162						66,162
Impairment losses on investments in subsidiaries		51,742						51,742

		20,733						22,065

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	~~W~~	5,017					~~W~~	5,340

Taxable temporary differences
Investments in subsidiaries	~~W~~	(2,395,805)	~~W~~	—	~~W~~	—	~~W~~	(2,395,805)
Plan assets		(2,073)		(2,073)		(3,041)		(3,041)

		(2,397,878)	~~W~~	(2,073)	~~W~~	(3,041)		(2,398,846)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(2,073)						(3,041)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	~~W~~	(502)					~~W~~	(736)

[1]	The rate of 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized.

47

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

14. Other Assets

Details of other assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other financial assets
Receivables	~~W~~	55	~~W~~	—
Accrued income		1,635		663
Guarantee deposits		14,517		17,962

		16,207		18,625

Other non-financial assets
Receivables		463,012		498,866
Prepaid expenses		1,532		1,725
Advance payments		38		7

		464,582		500,598

	~~W~~	480,789	~~W~~	519,223

15. Debts

Debts as of December 31, 2017 and 2016, consist of:

(In millions of Korean won)	2017		2016
Borrowings	~~W~~	300,000	~~W~~	350,000

Details of borrowings as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2017		2016
Borrowings in Korean won	Other borrowings	KTB Investment & Securities Co., Ltd. and Others	—	~~W~~	—	~~W~~	180,000
		Samsung Securities Co., Ltd.	—		—		170,000
		SK Securities Co., Ltd.	1,94		150,000		—
		KB Securities Co., Ltd	1,94		150,000		—

				~~W~~	300,000	~~W~~	350,000

The maturities of debts as of December 31, 2016 and 2017 are as follows:

(In millions of Korean won)	2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	300,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	300,000

(In millions of Korean won)	2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	180,000	~~W~~	170,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000

48

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

16. Debentures

Details of debentures as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Issued date	Expiration date	Annual interest rates (%) As of December 31, 2017		2017		2016
Unguaranteed debentures No. 3-2	Aug. 13, 2013	Aug. 13, 2018	3.46	~~W~~	130,000	~~W~~	130,000
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65		70,000		70,000
Unguaranteed debentures No. 4	Mar. 17, 2014	Mar. 17, 2017	—		—		150,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31		80,000		80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 7	June 23, 2015	June 23, 2018	1.98		150,000		150,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		100,000		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept. 17, 2015	Sept. 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept. 23, 2015	Sept. 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-1	Nov. 27, 2015	Nov. 27, 2018	2.07		80,000		80,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 13	Dec. 04, 2015	Dec. 04, 2018	2.09		130,000		130,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61		180,000		180,000
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67		240,000		240,000
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No. 18-1	July 25, 2016	July 25, 2019	1.38		170,000		170,000
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No. 19-1	Aug. 25, 2016	Aug. 24, 2018	1.35		200,000		200,000
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No. 20-1	Nov. 28, 2016	Nov. 28, 2019	2.13		50,000		50,000
Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No. 21	Jan. 25, 2017	Jan. 23, 2020	1.82		100,000		—
Unguaranteed debentures No. 22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		120,000		—
Unguaranteed debentures No. 22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		—
Unguaranteed debentures No. 23	Mar. 23, 2017	Mar. 23, 2020	1.95		80,000		—
Unguaranteed debentures No. 24	Apr. 06, 2017	Apr. 06, 2020	1.97		70,000		—
Unguaranteed debentures No. 25-1	May 24, 2017	May 24, 2019	1.79		150,000		—
Unguaranteed debentures No. 25-2	May 24, 2017	May 24, 2020	1.97		100,000		—
Unguaranteed debentures No. 25-3	May 24, 2017	May 24, 2022	2.23		270,000		—
Unguaranteed debentures No. 25-4	May 24, 2017	May 24, 2027	2.62		80,000		—
Unguaranteed debentures No. 26-1	June 27, 2017	June 27, 2022	2.18		50,000		—
Unguaranteed debentures No. 26-2	June 27, 2017	June 27, 2024	2.34		200,000		—
Unguaranteed debentures No. 27	July 19, 2017	July 19, 2024	2.41		100,000
-Unguaranteed debentures No. 28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000
Unguaranteed debentures No. 28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000
Unguaranteed debentures No. 28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000

49

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Unguaranteed debentures No. 29-1	Sept. 19, 2017	Sept. 19, 2022	2.29		150,000
Unguaranteed debentures No. 29-2	Sept. 19, 2017	Sept. 19, 2024	2.44		110,000

					5,170,000		3,480,000
	Less: Bond Discounts				(7,400)		(5,800)

				~~W~~	5,162,600	~~W~~	3,474,200

The maturities of debentures as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	150,000	~~W~~	540,000	~~W~~	1,810,000	~~W~~	2,670,000	~~W~~	5,170,000

(In millions of Korean won)	2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	150,000	~~W~~	—	~~W~~	—	~~W~~	1,410,000	~~W~~	1,920,000	~~W~~	3,480,000

Changes in debentures based on face value for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	3,480,000	~~W~~	1,840,000	~~W~~	(150,000)	~~W~~	5,170,000

(In millions of Korean won)	2016
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	1,650,000	~~W~~	1,980,000	~~W~~	(150,000)	~~W~~	3,480,000

17.	Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

50

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in the defined benefit obligation for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	15,075	~~W~~	(15,268)	~~W~~	(193)
Current service cost		1,870		—		1,870
Interest cost (income)		390		(395)		(5)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(533)		—		(533)
Actuarial gains and losses by experience adjustments		960		—		960
Return on plan assets (excluding amounts included in interest income)		—		220		220
Contributions		—		(2,541)		(2,541)
Payments from plans (benefit payments)		(2,199)		2,199		—
Payments from the Company		(63)		—		(63)
Transfer in		2,885		(2,801)		84
Transfer out		(1,791)		1,791		—

Ending	~~W~~	16,594	~~W~~	(16,795)	~~W~~	(201)

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	15,385	~~W~~	(14,794)	~~W~~	591
Current service cost		2,035		—		2,035
Interest cost (income)		381		(366)		15
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		—		—		—
Actuarial gains and losses by changes in financial assumptions		(871)		—		(871)
Actuarial gains and losses by experience adjustments		359		—		359
Return on plan assets (excluding amounts included in interest income)		—		200		200
Contributions		—		(2,586)		(2,586)
Payments from plans (benefit payments)		(1,436)		1,436		—
Payments from the Company		(2)		—		(2)
Transfer in		1,222		(1,156)		66
Transfer out		(1,998)		1,998		—

Ending	~~W~~	15,075	~~W~~	(15,268)	~~W~~	(193)

51

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of the net defined benefit liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Present value of defined benefit obligation	~~W~~	16,594	~~W~~	15,075
Fair value of plan assets		(16,795)		(15,268)

Net defined benefit liabilities	~~W~~	(201)	~~W~~	(193)

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Current service cost	~~W~~	1,870	~~W~~	2,035
Net interest expenses of net defined benefit liabilities		(5)		15

Post-employment benefits	~~W~~	1,865	~~W~~	2,050

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Remeasurements
Return on plan assets (excluding amounts included in interest income)	~~W~~	(220)	~~W~~	(200)
Actuarial gains and losses		(427)		512
Income tax effects		156		(75)

Remeasurements after income tax	~~W~~	(491)	~~W~~	237

Plan assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	16,795	~~W~~	16,795

(In millions of Korean won)	2016

	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	~~W~~	—	~~W~~	15,268	~~W~~	15,268

Key actuarial assumptions used as of December 31, 2017 and 2016, are as follows:

	2017	2016
Discount rate (%)	2.90	2.60
Future salary increase rate (%)	3.75	3.75
Turnover (%)	1	1

52

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Mortality assumptions are based on the 8th experience-based mortality table(retirement pension) of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2017, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5%p.	5.07% decrease	5.43% increase
Salary increase rate (%)	0.5%p.	5.58% increase	5.25% decrease
Turnover (%)	0.5%p.	0.32% decrease	0.34% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits (including expected future benefits) as of December 31, 2017, are as follows:

(In millions of Korean won)	Up to 1 year	1 ~ 2 years	2 ~ 5 years	5 ~ 10 years	Over 10 years	Total
Pension benefits	~~W~~166	~~W~~427	~~W~~2,536	~~W~~10,967	~~W~~40,541	~~W~~54,637

The weighted average duration of the defined benefit obligation is 10.8 years.

Expected contribution to plan assets for periods after December 31, 2017, is estimated to be approximately ~~W~~2,000 million.

18.	Other Liabilities

Details of other liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other financial liabilities
Payables	~~W~~	19,442	~~W~~	2,759
Accrued expenses		10,521		7,691

		29,963		10,450

Other non-financial liabilities
Payables		36,899		10,989
Accrued expenses		137,243		82,474
Withholding taxes		730		615

		174,872		94,078

	~~W~~	204,835	~~W~~	104,528

53

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

19.	Equity

19.1	Share Capital

Details of share capital as of December 31, 2017 and 2016, are as follows:

	2017		2016
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in shares outstanding for the years ended December 31, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Beginning	398,357,724	386,351,693
Increase	4,440,000	31,759,844
Decrease	(3,760,141)	(19,753,813)

Ending	399,037,583	398,357,724

19.2 Capital Surplus

Details of capital surplus as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Share premium	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury share		86,646		—

	~~W~~	14,742,814	~~W~~	14,656,168

19.3	Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Remeasurements of net defined benefit liabilities	~~W~~	(5,233)	~~W~~	(4,742)

Changes in accumulated other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,742)	~~W~~	(647)	~~W~~	156	~~W~~	(5,233)

54

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,979)	~~W~~	312	~~W~~	(75)	~~W~~	(4,742)

19.4	Retained Earnings

Details of retained earnings as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Legal reserves	~~W~~	334,873	~~W~~	275,860
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		2,498		604
Retained earnings before appropriation		1,735,008		1,740,459

	~~W~~	3,054,379	~~W~~	2,998,923

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Appropriation of retained earnings

(Expected date of appropriation for 2017: March 23, 2018)

(Date of appropriation for 2016: March 24, 2017)

(In millions of Korean won)	2017		2016
Unappropriated retained earnings
Balance at the beginning of the year	~~W~~	1,181,583	~~W~~	1,150,327
Profit for the year		553,425		590,132

		1,735,008		1,740,459

Transfers such as discretionary reserves
Regulatory reserve for credit losses		124		—

		124		—

Appropriation of retained earnings
Legal reserve		55,343		59,013
Regulatory reserve for credit losses		—		1,894
Cash dividends		766,728		497,969
(Dividends per common share: ~~W~~1,920(38.4%) in 2017) (Dividends per common share: ~~W~~1,250(25.0%) in 2016)

		822,071		558,876

Unappropriated retained earnings to be carried forward	~~W~~	913,061	~~W~~	1,181,583

55

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	2,498	~~W~~	604
Estimated amounts subject to provision (reversal)		(124)		1,894

Ending	~~W~~	2,374	~~W~~	2,498

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won, except per share amounts)	2017		2016
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(124)	~~W~~	1,894
Adjusted profit (loss) after provision of regulatory reserve for credit losses[1]		553,549		588,238
Adjusted basic earnings (loss) per share after provision of regulatory reserve for credit losses[1]		1,388		1,533
Adjusted diluted earnings (loss) per share after provision of regulatory reserve for credit losses[1]		1,380		1,525

[1]	Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

19.5	Treasury Shares

Changes in treasury shares outstanding for the year ended December 31, 2017, are as follows:

(In millions of Korean won and in number of shares)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,753,813		3,760,141		4,440,000		19,073,954
Carrying amount[1]	~~W~~	719,090	~~W~~	201,985	~~W~~	165,102	~~W~~	755,973

[1]	For the year ended December 31, 2017, the treasury stock trust agreement of ~~W~~800,000 million with Samsung Securities Co., Ltd., which was signed in previous year, was terminated. In order to increase shareholder value, the Company entered in to another treasury stock trust agreement of ~~W~~300,000 million with Samsung Securities Co., Ltd. for the year ended December 31, 2017.

(In millions of Korean won and in number of shares)	2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		19,753,813		—		19,753,813
Carrying amount[1]	~~W~~	—	~~W~~	719,090	~~W~~	—	~~W~~	719,090

[1]	For the year ended December 31, 2016, the Company has entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~800,000 million in order to enhance shareholder value

56

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

20. Dividends

The dividends paid to the shareholders of the Parent Company in 2017 and 2016 were ~~W~~ 497,969 million (~~W~~ 1,250 per share) and ~~W~~ 378,625 million (~~W~~ 980 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2017, of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 766,728 million is to be proposed at the annual general meeting on March 23, 2018. The Company’s separate financial statements as of December 31, 2017, do not reflect this dividend payable.

21. Net Interest Expense

Interest income(expense) and net interest expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Interest income
Due from financial institutions	~~W~~	3,481	~~W~~	3,163
Loans		146		1,165
Other		262		269

		3,889		4,597

Interest expense
Debts		7,996		915
Debentures		93,111		59,606

		101,107		60,521

Net interest expense	~~W~~	(97,218)	~~W~~	(55,924)

22. Net Fee and Commission Expense

Fee and commission income(expense) and net fee and commission expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Fee and commission income
Fees in Korean won	~~W~~	738	~~W~~	203
Fee and commission expense
Fees paid in Korean won		8,380		7,306
Fees paid in foreign currency		166		111

		8,546		7,417

Net fee and commission expense	~~W~~	(7,808)	~~W~~	(7,214)

57

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss consists of gains or losses related to financial instrument that includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	12,916	~~W~~	8,092
Losses related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss		12,171		2,820

Net gains on financial instruments at fair value through profit or loss	~~W~~	745	~~W~~	5,272

24. Net Other Operating Income

Other operating income or other operating expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other operating income
Dividend income from subsidiaries	~~W~~	693,660	~~W~~	686,919
Dividend income from associate		15,884		7,989

		709,544		694,908

Other operating expense		—		—

Net other operating income	~~W~~	709,544	~~W~~	694,908

58

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

25. General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Employee benefits
Salaries and other short-term employee benefits - Salaries	~~W~~	24,870	~~W~~	20,548
Salaries and other short-term employee benefits - Others		4,000		3,580
Termination benefits		—		—
Post employment benefits - defined benefit plans		1,865		2,050
Post employment benefits - defined contribution plans		26		17
Share-based payments		7,804		3,724

		38,565		29,919

Depreciation and amortization		604		801

Other general and administrative expenses
Travel		777		403
Communications		497		455
Tax and dues		268		292
Publication		225		197
Rental expense		1,620		1,566
Vehicle		155		144
Service fees		7,263		6,136
Advertising		839		748
Training		642		579
Others		6,030		5,494

		18,316		16,014

	~~W~~	57,485	~~W~~	46,734

Share-based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of December 31, 2017, is as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	72,843	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 17	Jan. 01, 2017	42,032	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]

59

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Series 18	July 17, 2017	7,444	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Deferred grant in 2012	—	5,415	Satisfied
Deferred grant in 2013	—	588	Satisfied
Deferred grant in 2014	—	3,769	Satisfied
Deferred grant in 2015	—	21,780	Satisfied
Deferred grant in 2016	—	15,338	Satisfied
Deferred grant in 2017	—	36,054	Satisfied

		216,626

Kookmin Bank
Series 64	July 24, 2015	11,133	Services fulfillment:2 years [2,3]
Series 65	Aug. 26, 2015	11,587	Services fulfillment:2 years [2,3]
Series 67	Jan. 01, 2016	135,934	Services fulfillment:2 years [2,4]
Series 68	July 05, 2016	9,621	Services fulfillment:2 years [2,4]
Series 69	Jan. 01, 2017	323,777	Services fulfillment:2 years [2,5]
Series 70	July 24, 2017	1,449	Services fulfillment:2 years [2,5]
Series 71	Aug. 26, 2017	4,372	Services fulfillment:2 years [2,5]
Series 72	Aug. 28, 2017	5,601	Services fulfillment:2 years [2,5]
Deferred grant in 2014	—	35,312	Satisfied
Deferred grant in 2015	—	61,328	Satisfied
Deferred grant in 2016	—	155,407	Satisfied
Deferred grant in 2017	—	31,547	Satisfied

		787,068

Other subsidiaries
Stock granted in 2010	—	2,096	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2011	—	2,633	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2012	—	7,788	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2013	—	21,289	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2014	—	45,426	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2015	—	197,689	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2016	—	187,066	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]
Stock granted in 2017	—	289,348	Services fulfillment, Achievement of targets on the basis of market and non-market performance [8,9]

		753,335

		1,757,029

60

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of December 31, 2017).
[2]	During the year, executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.
[3]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[4]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[5]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[8]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.

61

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

[9]	50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to short-term performance as of December 31, 2017, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2014	Jan. 01, 2014	7,079	Satisfied
Stock granted in 2015	Jan. 01, 2015	16,730	Satisfied
Stock granted in 2016	Jan. 01, 2016	20,523	Satisfied
Stock granted in 2017	Jan. 01, 2017	17,470	Proportional to service period
Kookmin Bank
Stock granted in 2014	Jan. 01, 2014	53,771	Satisfied
Stock granted in 2015	Jan. 01, 2015	100,548	Satisfied
Stock granted in 2016	Jan. 01, 2016	141,707	Satisfied
Stock granted in 2017	Jan. 01, 2017	99,185	Proportional to service period
Other subsidiaries
Stock granted in 2014	—	24,976	Satisfied
Stock granted in 2015	—	117,127	Satisfied
Stock granted in 2016	—	204,978	Satisfied
Stock granted in 2017	—	194,927	Proportional to service period

[1]	During the year, executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

62

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2017, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 14	0.00 ~ 7.00	1.87 ~ 2.39	61,139	52,873 ~ 61,139
Series 15	0.00 ~ 3.00	1.87 ~ 2.14	61,139	58,516 ~ 61,791
Series 17	1.00 ~ 6.00	1.87 ~ 2.37	61,607	54,116 ~ 61,791
Series 18	1.54 ~ 7.00	1.94 ~ 2.39	60,517	52,873 ~ 62,419
Deferred grant in 2012	—	—	—	34,180 ~ 40,662
Deferred grant in 2013	—	—	—	34,180 ~ 42,824
Deferred grant in 2014	—	1.87	—	61,294
Deferred grant in 2015	0.00 ~ 5.00	1.87 ~ 2.34	—	55,745 ~ 61,791
Deferred grant in 2016	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791
Deferred grant in 2017	0.00 ~ 3.00	1.87 ~ 2.14	—	58,516 ~ 61,791
(Kookmin Bank)
Series 64	0.00 ~ 3.00	1.87 ~ 2.14	57,602	58,516 ~ 61,791
Series 65	0.00 ~ 3.00	1.87 ~ 2.14	57,625	58,516 ~ 61,791
Series 67	0.00 ~ 5.00	1.87 ~ 2.34	61,139	55,745 ~ 61,791
Series 68	0.51 ~ 4.00	1.87 ~ 2.24	61,570	57,009 ~ 61,791
Series 69	0.00 ~ 6.00	1.87 ~ 2.37	61,607	54,116 ~ 61,791
Series 70	0.00 ~ 3.00	1.87 ~ 2.14	59,783	58,516 ~ 61,791
Series 71	2.00 ~ 5.00	2.00 ~ 2.34	60,107	55,745 ~ 60,194
Series 72	2.00 ~ 5.00	2.00 ~ 2.34	60,112	55,745 ~ 60,194
Grant deferred in 2014	—	1.87	—	61,294
Grant deferred in 2015	0.00 ~ 4.00	1.87 ~ 2.24	—	57,009 ~ 61,791
Grant deferred in 2016	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791
Grant deferred in 2017	0.00 ~ 2.89	1.87 ~ 2.14	—	57,581 ~ 62,053
(Other subsidiaries)
Share granted in 2010	—	1.87	—	61,294
Share granted in 2011	—	1.87	—	61,294
Share granted in 2012	—	1.87	40,544	40,831 ~ 61,294
Share granted in 2013	0.00 ~ 1.00	1.87	35,710	35,710 ~ 61,791
Share granted in 2014	0.00 ~ 5.00	1.87 ~ 2.34	43,672 ~ 57,388	43,672 ~ 61,791
Share granted in 2015	0.00 ~ 6.00	1.87 ~ 2.37	42,824 ~ 63,009	42,824 ~ 63,033
Share granted in 2016	0.00 ~ 6.00	1.87 ~ 2.37	42,824 ~ 61,811	42,824 ~ 62,738
Share granted in 2017	0.00 ~ 6.00	1.87 ~ 2.37	57,625 ~ 61,607	54,116 ~ 61,791
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	—	1.87	—	40,662
Share granted in 2011	—	1.87	—	38,111 ~ 40,662
Share granted in 2012	—	1.87	—	34,180 ~ 40,662
Share granted in 2013	—	1.87	—	34,180 ~ 40,662
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00 ~ 7.01	1.87 ~ 2.39	—	52,873 ~ 61,791
Share granted in 2016	0.00 ~ 7.01	1.87 ~ 2.39	—	52,873 ~ 61,791
Share granted in 2017	1.00 ~ 7.01	1.87 ~ 2.39	—	52,873 ~ 61,791

63

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(Kookmin Bank)
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00 ~ 5.00	1.87 ~ 2.34	—	55,745 ~ 61,791
Share granted in 2016	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791
Share granted in 2017	1.00 ~ 6.00	1.87 ~ 2.37		54,116 ~ 61,791
(Other subsidiaries)
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00 ~ 5.00	1.87 ~ 2.34	—	55,745 ~ 61,791
Share granted in 2016	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791
Share granted in 2017	0.00 ~ 6.00	1.87 ~ 2.37	—	54,116 ~ 61,791

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2017, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

Share-based payment arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by these companies. The accrued expenses representing share-based payments as of December 31, 2017 and 2016, are ~~W~~ 133,496 million and ~~W~~ 79,742 million, respectively, and the receivables to be reimbursed by the subsidiaries for the compensation costs are ~~W~~ 118,375 million and ~~W~~ 70,697 million, respectively. The compensation costs from share-based payments that amounts to ~~W~~ 7,804 million and ~~W~~ 3,724 million were recognized as an expense for the years ended December 31, 2017 and 2016, respectively.

26. Non-operating Income (Expense)

Details of non-operating income and expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Non-operating income
Reversal of impairment losses on intangible assets	~~W~~	100	~~W~~	98
Others		711		531

		811		629

Non-operating expenses
Impairment losses on intangible assets		2		—
Donation		669		961
Others		15		8

		686		969

Non-operating income (expenses)	~~W~~	125	~~W~~	(340)

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

27. Income Tax Benefit

Details of income tax benefit for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Tax payable
Current tax expense	~~W~~	—	~~W~~	—
Change in deferred tax assets and liabilities
Origination and reversal of temporary differences		5,678		89
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(156)		75

Income tax benefit	~~W~~	5,522	~~W~~	164

[1]	The corporate tax rate was changed due to the amendment of corporate tax law in 2017. Accordingly, the expected rate has been applied for the deferred tax assets and liabilities that are expected to be utilized in periods after 2018.
[2]	Amended income tax rate for ~~W~~ 200 million and below is 11%, for ~~W~~ 200 million to ~~W~~ 20 billion is 24.2%, for ~~W~~ 20 billion to ~~W~~ 300 billion is 24.2% and for over ~~W~~ 300 billion is 27.5%

The analysis of profit before tax and income tax benefit for the years ended December 31, 2017 and 2016, follows:

(In millions of Korean won)	2017			2016
	Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before tax		~~W~~	547,903		~~W~~	589,968

Tax at the applicable tax rate[1]	24.12		132,131	24.12		142,310
Non-taxable income	(27.61)		(151,302)	(26.23)		(154,775)
Non-deductible expense	0.08		455	0.09		555
Effects from change in tax rate	(0.23)		(1,234)	—		—
Consolidated tax effect	2.60		14,272	1.98		11,671
Other	0.03		156	0.01		75

Average effective tax rate and tax benefit	(1.01)	~~W~~	(5,522)	(0.03)	~~W~~	(164)

[1]	Applicable income tax rate for ~~W~~ 200 million and below is 11%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 22%, and for over ~~W~~ 20 billion is 24.2%.

The details of current tax assets (income tax refund receivable) and current tax liabilities (income tax payable), as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Income tax refund receivable prior to offsetting	~~W~~	—	~~W~~	—
Tax payable prior to offsetting		—		—
Adjustment on consolidated tax payable		308,854		419,607

Current tax payable	~~W~~	308,854	~~W~~	419,607

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

28. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

(In number of shares)	2017
Beginning	418,111,537
Issue of ordinary shares for purpose of share exchange	—

Sub-total(A)	418,111,537

Acquisition of treasury shares (B)	21,544,551
Disposal of treasury shares (C)	2,164,397

Weighted average number of ordinary shares outstanding (A – B + C)	398,731,383

(In number of shares)	2016
Beginning	386,351,693
Issue of ordinary shares for purpose of share exchange	6,421,389

Sub-total(A)	392,773,082

Acquisition of treasury shares (B)	9,138,821
Disposal of treasury shares (C)	—

Weighted average number of ordinary shares outstanding (A – B + C)	383,634,261

Basic earnings per share

(In Korean won and in number of shares)	2017
Profit attributable to ordinary shares[1] (C)	~~W~~	553,425,224,846
Weighted average number of ordinary shares outstanding (D)		398,731,383
Basic earnings per share (E = C / D)	~~W~~	1,388

(In Korean won and in number of shares)	2016
Profit attributable to ordinary shares[1] (C)	~~W~~	590,131,305,308
Weighted average number of ordinary shares outstanding (D)		383,634,261
Basic earnings per share (E = C / D)	~~W~~	1,538

[1]	Profit attributable to ordinary shares is the same as profit for the period in the statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Adjusted profit to calculate diluted earnings per share:

(In Korean won)	2017		2016
Profit attributable to ordinary shares	~~W~~	553,425,224,846	~~W~~	590,131,305,308
Adjustment		—		—

Adjusted profit for diluted earnings per share	~~W~~	553,425,224,846	~~W~~	590,131,305,308

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(In number of shares)	2017	2016
Weighted average number of ordinary shares outstanding	398,731,383	383,634,261
Adjustment
Stock grants	2,319,533	2,013,044

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	401,050,916	385,647,305

Diluted earnings per share:

(In Korean won and in number of shares)	2017		2016
Adjusted profit for diluted earnings per share	~~W~~	553,425,224,846	~~W~~	590,131,305,308
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		401,050,916		385,647,305
Diluted earnings per share	~~W~~	1,380	~~W~~	1,530

29. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Due from financial institutions	~~W~~	245,400	~~W~~	115,065
Restricted cash from financial institutions		(3)		(3)

	~~W~~	245,397	~~W~~	115,062

Significant non-cash transactions for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Reclassified from Investments in associates to Investments in subsidiaries	~~W~~	1,053,690	~~W~~	—
Changes in investments in subsidiaries and share capital in relation to stock exchange		251,748		—
Changes in equity related to share exchange of Hyundai Securities Co., Ltd.		—		1,301,159
Changes in receivables and payables from consolidated tax		(83,532)		351,957
Changes in receivables and payables relating to stock grants		47,678		26,399
Changes in other payables related with acquisition of treasury shares and others		18,802		2,282

67

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Cash inflows and outflows due to interest and dividends for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Activity	2017		2016
Prepaid income tax expense	Operating	~~W~~	1,928	~~W~~	1,151
Interest received	Operating		3,273		4,477
Interest paid	Operating		96,392		56,865
Dividends received	Operating		722,063		702,381
Dividends paid	Financing		497,969		378,625

Changes in liabilities arising from financing activities for the year ended December 31, 2017, is as follows:

(In millions of Korean won)	2017
	Opening balance		Net cash flows		Non-cash changes								Closing balance
					Acquisition		Changes in foreign exchange rates		Changes in fair value		Other changes
Debts	~~W~~	350,000	~~W~~	(50,263)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	263	~~W~~	300,000
Debentures		3,474,200		1,686,445		—		—		—		1,955		5,162,600

	~~W~~	3,824,200	~~W~~	1,636,182	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,218	~~W~~	5,462,600

30. Contingent Liabilities and Commitments

Commitments made with financial institutions as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017				2016
		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Standard Chartered Bank Korea Ltd	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—
	NongHyup Bank		150,000		—		—		—
	Woori Bank		80,000		—		—		—
	KEB Hana Bank		50,000		—		50,000		—

		~~W~~	530,000	~~W~~	—	~~W~~	50,000	~~W~~	—

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KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

31. Related Party Transactions

Significant related party transactions for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)			2017		2016
Subsidiaries	Kookmin Bank	Interest income	~~W~~	3,368	~~W~~	2,453
		Fee and commission income		671		203
		Net other operating income		359,493		380,521
		General and administrative expenses		3,955		4,379
	KB Securities Co., Ltd.	Fee and commission expenses		—		—
		General and administrative expenses		965		443
	KB Insurance Co., Ltd.	Net other operating income		15,884		7,989
		General and administrative expenses		1,078		826
	KB Kookmin Card Co., Ltd.	Net other operating income		250,056		200,008
		General and administrative expenses		723		239
		Net non-operating income		4		3
	KB Life Insurance Co., Ltd.	General and administrative expenses		17		61
	KB Asset Management Co., Ltd.	Net other operating income		50,000		50,000
		General and administrative expenses		—		13
	KB Capital Co., Ltd.	Net gains on financial instruments at fair value through profit or loss		12,916		8,092
		Net losses on financial instruments at fair value through profit or loss		12,171		2,820
		Net other operating income		5,590		5,590
		General and administrative expenses		41		75
	KB Savings Bank Co., Ltd.	Net other operating income		5,521		—
		General and administrative expenses		—		50
	KB Real Estate Trust. Co., Ltd.	Net other operating income		20,000		50,000
		General and administrative expenses		—		18
	KB Investment Co., Ltd.	Interest income		96		—
		Net other operating income		3,000		800
	KB Data Systems Co., Ltd.	General and administrative expenses		1,220		1,105

69

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)			2017		2016
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	46,062	~~W~~	57,967
		Other assets		283,610		426,522
		Other liabilities		2,837		3,313
	KB Securities Co., Ltd.	Other assets		18,630		8,273
		Other liabilities		26,192		—
	KB Insurance Co., Ltd.	Other assets		13,991		6,347
		Other liabilities		—		—
	KB Kookmin Card Co., Ltd.	Other assets		107,637		57,943
		Other liabilities		569		387
	KB Life Insurance Co., Ltd.	Other assets		5,404		3,683
		Other liabilities		7,647		7,465
	KB Asset Management Co., Ltd.	Other assets		23,223		2,262
	KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		284,485		246,656
		Other assets		4,928		2,011
		Other liabilities		—		—
	KB Savings Bank Co., Ltd.	Other assets		4,824		667
	KB Real Estate Trust Co., Ltd.	Other assets		12,488		7,236
	KB Investment Co., Ltd.	Loans		10,000		—
		Other assets		1,481		1,000
	KB Credit Information Co., Ltd.	Other assets		1,160		601
		Other liabilities		16		8
	KB Data Systems Co., Ltd.	Tangible Asset		214		—
		Other assets		2,735		939
		Other liabilities		98		87

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Notes 9 and 10 for details on subsidiaries and associates, respectively.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Significant loan transaction with related parties for the year ended December 31, 2017, is as follows:

(In millions of Korean won)		2017[1]
		Beginning		Loans		Repayments		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	—	~~W~~	10,000	~~W~~	—	~~W~~	10,000

[1]	Transactions and balances arising from operating activities between related parties, such as settlements, are excluded.

70

KB Financial Group Inc.

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Unused commitments by a related party as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)			2017		2016
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	1,431	~~W~~	1,613

Compensation to key management for the years ended December 31, 2017 and 2016, consists of:

(In millions of Korean won)	2017
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	756	~~W~~	27	~~W~~	—	~~W~~	1,160	~~W~~	1,943
Registered director (non-executive)		581		—		—		—		581
Non-registered director		3,430		160		—		6,644		10,234

	~~W~~	4,767	~~W~~	187	~~W~~	—	~~W~~	7,804	~~W~~	12,758

(In millions of Korean won)	2016
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered director (executive)	~~W~~	256	~~W~~	23	~~W~~	—	~~W~~	(328)	~~W~~	(49)
Registered director (non-executive)		493		—		—		—		493
Non-registered director		2,628		52		—		4,052		6,732

	~~W~~	3,377	~~W~~	75	~~W~~	—	~~W~~	3,724	~~W~~	7,176

32. Approval of Issuance of the Financial Statements

The issuance of the Company’s separate financial statements as of and for the year ended December 31, 2017, was approved by the Board of Directors on February 8, 2018.

71

Report of Independent Auditor’s

Review of Internal Accounting Control System

To the President of

KB Financial Group Inc.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KB Financial Group Inc. (the “Company”) as of December 31, 2017. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2017, the Company’s IACS has been designed and is operating effectively as of December 31, 2017, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2017, and we did not review management’s assessment of its IACS subsequent to December 31, 2017. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

/s/ Samil PricewaterhouseCoopers

March 12, 2018

72

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of

KB Financial Group Inc.

I, as the Internal Accounting Control Officer (“IACO”) of KB Financial Group Inc. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2017.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS standards.

March 5, 2018

Ki Hwan Kim, Internal Accounting Control Officer

Jong Kyoo Yoon, Chief Executive Officer

73